KAYE SCHOLER LLP

[redacted]

02049744

Jonathan M. Gottsegen
212 836-7263
Fax 212 836-7223
jgottsegen@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

September 3, 2002

82-4296

BY HAND

RECD S.E.C.
SEP 3 - 2002
1086

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

SUPPL

Re: Rule 12g3-2(b) Submission

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Banco Mercantil S.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

We are enclosing a summarized English translation of the Company's 2001 annual report to shareholders, as well as a complete copy of this report in Spanish.

We are also enclosing a copy of the Company's 2001 audited financial statements. A copy of these financial statements in English will be sent to the Commission as soon as such copy has been prepared.

We respectfully request that this submission be duly recorded. If you have any questions regarding this filing, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

9/6

Jonathan M. Gottsegen

cc: Mr. Carlos Miranda
Kenneth G.M. Mason, Esq.

Banco Mercantil S.A.
2001 Annual Report of the Chairman of the Board of Directors

Summarized English Translation

La Paz, Bolivia
April 17, 2002

The Chairman began his report to the Banco Mercantil shareholders by drawing attention to a recent important political change that took place in Bolivia during the year ended December 31, 2001, namely, the resignation due to illness of General Hugo Banzer Suarez, the former President of Bolivia. The Chairman then began describing the slowdown in the world economy and in Bolivia in particular. The Chairman added that in addition to the terrorist acts of September 11 in the United States, increasingly negative economic indicators contributed to the overall decline in significant consumer confidence indices, and had a particularly negative effect on demand for goods produced in Latin America. The Bolivian economy, the Chairman said, grew at a 1% annual rate, far below the forecasted rate of 4%. Due in part to the slow rate of growth, the rate of inflation during 2001 amounted to only .92%, from 3.41% during 2000.

The Chairman went on to report that government indicators also reflected the overall slowdown of the world economy and Bolivia in particular, as the Bolivian trade deficit and other leading indicators of the country's economy showed deterioration in 2001. In part to alleviate some of the financial problems in the private sector, the Bolivian government decreed stricter minimum capital reserve requirements for financial institutions and new rules relating to fixed term deposits.

The Chairman reported that despite the negative economic forces in Bolivia and the world in general, Banco Mercantil managed to realize profits during 2001, and at the end of 2001 its deposits represented 14% of the total funds in deposit in Bolivia. Its growth and higher levels of liquidity allowed Banco Mercantil to lower its total debt payable to foreign banks. As in years past, Banco Mercantil was also rated highly by Standard & Poor's and Duff & Phelps, with Banco Mercantil's rating on par with those of the best banks in Bolivia and abroad.

The Chairman continued with his report, explaining Banco Mercantil's recent roll-out of new software technology, which is expected to enhance customer service and improve efficiency. The effects of technology could be seen in the reduction of Banco Mercantil's workforce to 718 people from 839 people the prior year. Also contributing to this decline in Banco Mercantil's workforce was the closing of eight branches and the merger of two previously independent branches.

The Chairman congratulated certain members of management that were promoted to new positions during 2001 and expressed remorse over the loss of two former Banco Mercantil executives who accepted public sector positions at the urging of the Bolivian government.

The Chairman noted that in March of 2002 the board of directors passed a resolution calling for an extraordinary meeting of the shareholders of Banco Mercantil, to take place today, for the consideration by shareholders of an issuance of bonds containing certain characteristics.

PricewaterhouseCoopers, as in years past, audited Banco Mercantil's financial statements and, also as in past years, issued an unqualified opinion as to such statements.

The Chairman briefly referred to the results of operations of three entities in which Banco Mercantil is a shareholder. Each of these entities, Mercantil Inversionistas Bursátiles S.A., Sociedad Administradora de Fondos de Inversión S.A. and Warrant Mercantil S.A., did well during 2001 and the Chairman expressed his gratitude to the management and boards of directors of each such entity for a job well done.

The Chairman concluded his remarks with words of praise for Banco Mercantil which is the best bank in Bolivia due to its superior customer service, careful and prudent investment management and attention to ever-changing technology.

Eduardo Quintanilla Y.
Chairman of the Board of
Director of Banco Mercantil S.A.

2001 Memoria Anual



“Avanzando Juntos”

Apoyo sólido y soluciones para el progreso.


"Los productos
de **excelencia** son
conocidos más allá
de nuestras
fronteras"


2001 Informe del Presidente
BANCO MERCANTIL
BOLIVIA


BANCO
BANCO MERC

Eduardo Quintanilla Ybarnegaray
Presidente del Directorio

2001 Informe del Presidente

La Paz, 17 de abril de 2002

A los Señores accionistas del

Banco Mercantil S.A.

Señores accionistas:

A nombre del Directorio del Banco Mercantil S.A. que tengo el honor de presidir y de acuerdo a lo señalado en nuestros estatutos y disposiciones legales vigentes, me corresponde someter a su consideración el siguiente informe de actividades y el balance del Banco por la gestión que terminó el 31 de diciembre de 2001.

Antes de ingresar al tratamiento de los temas económicos, corresponde señalar el importante cambio de carácter político que se produjo el 6 de agosto de 2001 cuando el General Hugo Banzer Suárez, aquejado por una grave enfermedad, renunció a la Presidencia de la República en favor del Vicepresidente, Ingeniero Jorge Quiroga Ramírez, quien asumió la primera magistratura en solemne ceremonia cumplida en la ciudad de Sucre, dentro de los preceptos que la Constitución Política del Estado establece para estos casos.

A continuación, permítanme hacer una breve referencia a las condiciones generales de la economía mundial y de Bolivia, así como del sistema financiero nacional, ya que ese conjunto de circunstancias tuvo decisiva importancia en el desarrollo de las actividades de nuestra institución durante el transcurso de la gestión que nos ocupa.

Como premisa conviene dejar establecido que la economía mundial tuvo un desempeño muy inferior al año anterior al crecer sólo 2,4%, debido en gran parte a la desaceleración de la economía de los Estados Unidos, (del 5% el 2000 al 1,1% el 2001), seguida por la reducción en el crecimiento económico europeo (del 3,4% el 2000 al 1,5% el 2001) y el estancamiento de las economías asiáticas, principalmente la del Japón. A este contexto ya deteriorado, hay que añadir los efectos negativos que los atentados terroristas del 11 de septiembre en Estados Unidos ocasionaron en los indicadores de confianza de inversionistas y consumidores, con particular perjuicio para la demanda de productos de origen latinoamericano.

La economía del país registró un leve crecimiento cercano al 1%, quedando nuevamente lejos de las metas iniciales planteadas por el Gobierno (4%), debido a los efectos de la crisis internacional y a los problemas internos que afectaron la producción, el comercio y los servicios.

El deprimido nivel de la actividad económica boliviana en 2001 fue consecuencia de retrocesos en la mayoría de sus sectores. Específicamente, los más afectados por la crisis fueron la construcción, el comercio, la industria manufacturera y la minería. Asimismo, la actividad agrícola en el país se vio afectada principalmente por las adversas condiciones climáticas, disturbios sociales y bloqueos de caminos. El comportamiento de estos sectores fue parcialmente compensado por los alentadores niveles de crecimiento en la producción de gas natural de 32,95% (impulsado por el aumento del 94,32% de las exportaciones al Brasil) y por el sector de las telecomunicaciones que, según información preliminar, habría crecido cerca al 10%. El caso del gas natural tiene una relevancia extraordinaria porque a fines de año las reservas alcanzaron 53 trillones de pies cúbicos, lo que sitúa a Bolivia como a uno de los más grandes reservorios del continente, capaz de abastecer la demanda de Brasil y, además, con posibilidad de competir en los mercados de México y de California.

La inflación acumulada del año 2001 fue de apenas 0,92%, siendo inferior a la inflación de 3,41% registrada el año 2000 y que incluso registró una tasa de inflación negativa durante algunos meses. Las ciudades con mayor inflación fueron Santa Cruz y Cochabamba, con inflaciones acumuladas en el periodo de 1,32% y 1,04% respectivamente, mientras que La Paz y El Alto tuvieron una menor inflación acumulada de 0,55% y 0,6% respectivamente.

La devaluación de la moneda nacional con relación al dólar americano fue de 6,72%, manteniéndose dentro de un rango similar al registrado en las últimas dos gestiones (6,19% en 1999 y 6,67% en 2000). Dicho nivel devaluatorio se aceleró en los últimos meses del año, como consecuencia de la crisis internacional y especialmente como respuesta a las medidas económicas adoptadas por los gobiernos de Argentina y Brasil. La pérdida de dinamismo de la economía mundial se tradujo en fuertes reducciones de la demanda por productos básicos, lo cual explica que las exportaciones del país en el 2001 se redujeron en 0.98% La reducción de las exportaciones agrícolas y de manufacturas (6,07% y 17,24%, respectivamente), fueron parcialmente compensadas por el aumento de las exportaciones de gas.

Los ingresos en la cuenta del Gobierno General disminuyeron en 1,28% respecto a similar periodo de 2000, explicado principalmente por lo que corresponde a menores ingresos de capital (18,35%), mientras que los gastos del Gobierno se incrementaron en 10%, lo que en términos absolutos significó una suma de 1.475 millones de bolivianos más que en el año anterior, debido principalmente al crecimiento de gastos financieros que el Gobierno debe asumir. Estimaciones disponibles señalan que el déficit fiscal del año habría llegado a cerca del 6,04% del Producto Interno Bruto (PIB), de los cuales casi el 4,9% tiene su origen en el costo de la reforma del sistema de pensiones. En caso de no incluirse este costo, el déficit fiscal habría sido de alrededor de 1,5% del PIB.

En el tema de las recaudaciones nacionales, a lo largo del 2001 los ingresos por concepto de renta interna registraron un aumento equivalente a 3,16% y llegaron a representar el 93% del tope de recaudaciones fiscales respecto a similar periodo del año 2000, mientras que las recaudaciones por renta aduanera disminuyeron en 10,52% y únicamente representaron el 7% del total de los ingresos recaudados por el fisco.

Como parte de una política ya firmemente establecida, el Gobierno mantuvo al sector social como principal prioridad para sus inversiones, de modo que al finalizar el 2001 éstas representaron casi el 46% del total, mientras que los proyectos de infraestructura, principalmente caminos, absorbieron el 36%. La Inversión Extranjera Directa (IED) siguió concentrada en las actividades hidrocarburíferas en los departamentos de Santa Cruz y Tarija, y provino principalmente de Estados Unidos, Argentina y Brasil.

La balanza comercial siguió siendo deficitaria como lo ha sido en los últimos años. Con cifras provisionales a diciembre de 2001, el país habría exportado 1.232 millones de dólares frente a 1.724 millones dólares por concepto de importaciones, en tanto que las reservas internacionales netas a fines del año eran de 1.077 millones de dólares o sea ligeramente inferiores a diciembre de 2000 que alcanzaban a 1.085 millones de dólares. El saldo nominal de la deuda pública externa a mediano y largo plazo era de 4.322 millones de dólares o sea 137 millones de dólares menos que en diciembre de 2000, debido principalmente a la condonación dentro del esquema del convenio HIPC.

La tónica recesiva de la economía nacional se reflejó nítidamente en la actividad bancaria que vio deteriorados sus principales indicadores, continuando una tendencia ya iniciada el año anterior. El total de obligaciones del sistema financiero fue de 4.126 millones de dólares, de los cuales 3.239 millones fueron depósitos del público con una concentración de 91% en dólares. La reducción de la cartera y de los depósitos se acentuó mes a mes, de modo que los depósitos del público bajaron en 268 millones de dólares, casi un 7,6% respecto a diciembre de 2000. Mas aguda fue la caída de la cartera del sistema que se contrajo en 575 millones de dólares, o sea un 16% respecto del año anterior. Peor aún, la cartera en mora creció de un año a otro en más de 64 millones de dólares, de modo que en términos relativos subió del 8,8% en diciembre de 2000 a 12,2% en diciembre de 2001. Frente a esta situación y en base a normas vigentes, la banca continuó aplicando políticas prudentes, como la de elevar el nivel de las previsiones en unos 50 millones de dólares, de modo que el índice de cobertura de la mora llegó al 64%. Aunque saludable, este índice inusualmente alto, junto al comportamiento de los otros indicadores mencionados dio como resultado una rentabilidad patrimonial negativa del 4,2% o sea la pérdida de 20 millones de dólares al conjunto de los Bancos.

En un intento por superar los problemas financieros del sector privado, el Gobierno nacional dispuso mediante la Ley 2196 y el Decreto Supremo 26195 la creación del Fondo Especial de Reactivación Económica (FERE) para la reprogramación de cartera en el Sistema Financiero Nacional de los sectores productivo, servicios, comercio y consumo. En forma similar se puso en marcha el Programa de Fortalecimiento Patrimonial (PROFOP), con el objetivo de tonificar el patrimonio de entidades de intermediación financiera, bancarias y no bancarias, a través de créditos subordinados para su capitalización, fusión o transformación.

A partir de diciembre de 2001 entró en vigencia el reglamento dictado por la Superintendencia de Bancos y Entidades Financieras para depósitos a plazo fijo que introduce y aclara importantes aspectos relacionados con la emisión, seguridad, negociabilidad, renovaciones automáticas, reducciones anticipadas, fraccionamiento y tratamiento tributario de los depósitos a plazo fijo.

También empezó a aplicarse un nuevo reglamento de tasas de interés para lograr mayor transparencia en la intermediación financiera y su información nítida a los usuarios y a las autoridades del sector.

Es satisfactorio informarles que pese a las difíciles condiciones arriba descritas; el Banco Mercantil S.A. mantuvo, de acuerdo a su tradición, un alto nivel de eficiencia de modo que el volumen y calidad de sus operaciones y un riguroso manejo administrativo le permitieron lograr una rentabilidad del 13,6% sobre patrimonio en contraste con los resultados negativos que arrojó el conjunto de la banca privada nacional. Frente a las condiciones desfavorables en las que se desenvolvió la actividad bancaria en 2001, nuestra institución tuvo un manejo acertado de su política de tasas pasivas que se tradujo en una disminución de los depósitos del público en 16 millones de dólares (3,47%).

Pese a todo, el público insistió en canalizar sus ahorros hacia el Banco Mercantil en una clara demostración de confianza a una entidad respaldada por su larga tradición de prudencia, seriedad y solvencia, lo cual dio como resultado que el Banco mantuviera obligaciones con el público por US$ 456 millones, equivalentes al 14% del total de las captaciones del sistema financiero. La cartera del Banco descendió en US$ 34 millones, o sea un 8,25% con referencia a la anterior gestión, y la cartera en mora subió de 7,7% en diciembre de 2000 a 10% en diciembre de 2001, respecto a su cartera total. Manteniendo su tradicional política de prudencia y gracias a la solidez de sus operaciones, el Banco alcanzó una cobertura en previsión del 62% de la cartera en ejecución.

Por volumen de operaciones en cartera, el Banco Mercantil S.A. tuvo la posibilidad de acceder a los recursos FERE por un monto de US$ 26,5 millones al 30/04/01, de los cuales reprogramó al 31 de diciembre de 2001 la suma de 9,9 millones de dólares. Durante parte del año 2002, el Banco podrá continuar utilizando este mecanismo de reprogramación. En cuanto al acceso al PROFOP debido a la solidez patrimonial del Banco, el Directorio vio por conveniente no acudir a estos recursos.

En el transcurso del año se concretó la compra de la cartera de banca de personas (vivienda y vehículos) del Citibank N.A. Sucursal Bolivia por un monto superior a los 21 millones de dólares de los cuales 17 millones de dólares corresponden a créditos de vivienda y 4 millones a créditos de vehículos.

En cuanto al Mandato de Administración de la cartera del ex Banco Boliviano Americano, durante el año 2001 se continuó con la recuperación de la cartera de créditos encargada a nuestra institución conforme a las migraciones parciales realizadas por el Banco Central de Bolivia, de modo que la recuperación acumulada al 31 de diciembre de 2001 fue de aproximadamente 13,5 millones de dólares. Para ejercer el derecho de la cobranza judicial sobre parte de la cartera migrada en ejecución, el Mandato de Administración tomó personería jurídica recién el 1 de septiembre de 2001, cuando el SENAREC legalizó los documentos que acreditan la administración de los activos del Banco Central de Bolivia Al cierre de la gestión 2001, continúa pendiente la francatura del documento de cesión correspondiente a la otra parte de la cartera migrada, en especial a la que se encuentra en ejecución cuyo monto supera los 42,8 millones de dólares, y sobre la cual aún no tenemos facultades para proceder a su cobranza judicial. En cuanto a la venta de inmuebles bajo nuestra administración, no ha sido posible concretar ninguna operación por trabas legales originadas en Derechos Reales y en el Consejo de la Judicatura que el Banco Central de Bolivia espera resolver prontamente.

El 20 de diciembre de 2001 se promulgó la "Ley de Fortalecimiento de la Normativa y Supervisión Financiera", que en sus partes inherentes al Mandato de Administración permite reprogramar la cartera de créditos conforme al Reglamento de Evaluación y Calificación de la Cartera de Créditos de la Superintendencia de Bancos y Entidades Financieras, en condiciones más favorables, a plazos de 8 años incluidos 2 de gracia, e interés igual a la TRE en moneda extranjera más 5% y además, condona el 50% por ciento del capital a las deudas con saldos menores a 10,000.- dólares, que sean pagadas en efectivo antes del 31 de diciembre de 2002.

El área de tarjetas de crédito no estuvo al margen de la difícil situación que afecta la economía nacional, de manera que al 31 de diciembre de 2001 el volumen de esta cartera disminuyó en 1 millón de dólares, o sea un 15%, mientras que la mora subió al 20,4% frente al 16,7% de 2000.

El crecimiento de los niveles de liquidez le permitió al Banco reducir considerablemente su endeudamiento con bancos del exterior, fundamentalmente de operaciones a corto plazo, de modo que esas obligaciones bajaron en 19% equivalentes a 13,6 millones de dólares.

Durante la gestión dos entidades independientes de más alto prestigio tuvieron a su cargo calificar la calidad institucional del Banco: la calificadora de riesgo PCR Perú – Duff & Phellps y la calificadora Standard & Poors. Estas dos firmas otorgaron al Banco calificaciones que, como en años anteriores, se encuentran dentro de los niveles más sobresalientes tanto a nivel nacional como internacional.

Durante la gestión 2001 se ha continuado con la instalación de módulos operativos del nuevo sistema de software adquirido por el Banco, habiéndose puesto hasta ahora en funcionamiento los siguientes módulos: Clientes, Cajas, Cuentas Corrientes, Interfase con Cámara de Compensación, Cuentas de Ahorro, Firmas y Fotografías, Tarjetas de Débito, Interfases con Cajeros Automáticos, Terminales de Autoconsulta y Banca Telefónica, Depósitos a Plazo Fijo, Contabilidad, Cartas de Crédito, Cobranzas Exterior, Interfases con Telex y Swift, Giros y Cheques Certificados y de Gerencia, Inversiones Financieras, Garantías y Avales Bancarios y Tarjetas de Crédito. Durante el primer trimestre de la nueva gestión 2002 se ha procedido a implantar los módulos de Cartera, Cobranzas Locales, Garantías y Líneas de Crédito quedando pendientes de implementación, solamente los módulos de Información Gerencial y Administración de Información Histórica. La conclusión de este proyecto permitirá a nuestro Banco contar con una plataforma tecnológica de última generación lo que redundará en mejores condiciones de competitividad en el mercado financiero nacional en lo referente a la atención al cliente y de disponibilidad de información interna para la toma de decisiones gerenciales.

El número total de empleados del Banco se redujo durante el año de 839 personas a 718, como reflejo de la contracción de operaciones, de la continua aplicación de nueva tecnología computarizada y de recursos electrónicos muy avanzados, a lo cual debe agregarse el cierre de 8 agencias rurales y urbanas, además de la fusión de la sucursal La Paz con Oficina Nacional para crear lo que ahora se llama la Casa Matriz.

Entre los cambios de funcionarios en posiciones importantes vale la pena informar que el señor Darko Zuazo Batchelder fue nombrado Gerente Nacional Adjunto a la Presidencia; la señora Vanessa Zuazo Batchelder Gerente Nacional de Desarrollo y Planificación; el señor Carlos Miranda Gerente Nacional de Riesgos; el señor Sergio Pereira Gerente Nacional de Finanzas; el señor Mario Espinar Gerente del Mandato Banco Central de Bolivia y el señor Oscar Coronado Gerente Nacional Comercial.

Durante el año 2001 tuvimos que lamentar el alejamiento de nuestro colega miembro del Directorio Ing. Xavier Nogales y del Gerente de Sucursal La Paz, Ing. Alberto Valdés Andreatta, quienes fueron invitados por el Gobierno a ocupar importantes cargos en la administración pública. Además el Sr. Miguel López Bakovic, renunció a su cargo de Gerente Nacional de Riesgos.

En 2001 nuestro Vicepresidente Ejecutivo, Sr. Emilio Unzueta fue reelegido como Presidente de la Asociación de Bancos Privados de Bolivia, posición desde la cual tuvo a su cargo la negociación de importantes normas y disposiciones legales bancarias. En esta oportunidad a nombre propio y del Directorio le expresó nuestra sincera felicitación por su excelente labor en esa difícil e importante función.

En base a los resultados obtenidos, los que serán presentados en detalle cuando consideremos el punto 3 de la Orden del Día, el Directorio propone el siguiente destino de las utilidades de la gestión que terminó el 31 de diciembre de 2001:

A Reserva Legal Bs 5.175.600.-

A Dividendos por Pagar Bs 41.990.212.-

Asimismo se propone retirar de la cuenta Ajuste Global al Patrimonio Bs 62.603.600.- y Bs 56.076.000.- de la cuenta Resultados Acumulados para transferir ambas sumas a la cuenta Aportes no Capitalizados.

Si la Junta aprueba lo anteriormente propuesto el patrimonio del Banco al 31 de diciembre de 2001 quedaría constituido de la siguiente manera:

	Bs
Capital pagado	190.864.600.--
Aportes no Capitalizados	118.679.600.--
Reserva Legal	36.163.212.86
Ajuste global del patrimonio	4.306.02
Resultados acumulados	4.331.726.31
Patrimonio neto	350.043.445.19

Asimismo como en el mes de junio de 2002 se debe amortizar el préstamo de capitalización otorgado por el FONDESIF se propone que el equivalente de US$ 600.000.- al tipo de cambio vigente a esa fecha de pago, sea cubierto con fondos de la cuenta Resultados Acumulados y por ese importe se aumente el capital pagado del Banco y se emitan las correspondientes nuevas acciones.

Me corresponde también informar que según Resolución de Directorio del pasado 21 de marzo, se pondrá en consideración de la Junta Extraordinaria a celebrarse hoy, a continuación de la presente Junta, una proposición para emitir bonos bancarios por un monto global de 50 millones de Unidades de Fomento a la Vivienda (UFVs), con determinadas características y condiciones que serán expuestas con todo detalle ante la mencionada Junta Extraordinaria.

El examen independiente del Balance General del Banco al 31 de diciembre de 2001 fue practicado por PricewaterhouseCoopers que, como en años anteriores, ha emitido un dictamen limpio.

Deseo también referirme brevemente a las empresas vinculadas en las que el Banco tiene participación accionaria. Comienzo por Mercantil Inversiones Bursátiles S.A. (MIBSA) que, al cierre del ejercicio dio una utilidad neta de Bs 4.540.412.-. La actividad más destacada de MIBSA durante el año fue la de participar en la preparación, emisión y colocación de bonos por 80 millones de dólares de la empresa Transredes S.A.. La otra empresa de reciente creación, la Sociedad Administradora de Fondos de Inversión S.A. (SAFI Mercantil S.A.) tuvo una ganancia neta de Bs 2.113.718.-. Esta firma se dedica exclusivamente a la administración de Mercantil Fondo Mutuo, con oficinas propias en La Paz, Cochabamba y Santa Cruz, a través de las cuales también opera en otras ciudades del país. La cartera de inversiones de este fondo supera los 78 millones de dólares americanos y cuenta con más de 2.150 clientes. Finalmente, Warrant Mercantil S.A., la más antigua de las empresas vinculadas, arrojó una utilidad neta de Bs 794.660.- y trabajó durante el año con su tradicional eficiencia en el negocio de los almacenes de depósito y las operaciones warrant.

Por todo lo anterior y por su buen desempeño durante la pasada gestión, es muy grato expresar nuestro reconocimiento a los directores y ejecutivos de esas tres empresas.

Con justificado orgullo quiero dejar establecido que una vez más el Banco Mercantil S.A. se situó en la esfera de la actividad económica como la mejor entidad financiera del país, gracias a la calidad de sus servicios, al cuidadoso manejo de los recursos que administra y a su constante evolución tecnológica, factores que por lo demás, en su conjunto, han sido atributos invariables de esta antigua casa bancaria desde su fundación a principios del siglo pasado.

A tiempo de concluir me complace expresar a nombre del Directorio y mío propio, nuestro mayor reconocimiento a los ejecutivos del Banco y a todos sus colaboradores por su leal y eficiente desempeño durante el año 2001 que fue un año lleno de complejos problemas sociales, políticos y económicos tanto en Bolivia como en el resto del mundo.

Finalmente, hago constar mi gratitud personal a los directores y al señor Asesor de la Presidencia por la excelente cooperación que he recibido de ellos, así como a los señores accionistas por otorgarnos su confianza para dirigir esta prestigiosa institución.

Muchas gracias,

Eduardo Quintanilla Y.
Presidente del Directorio


Direc
"La energía para
el desarrollo corre
por las venas de
bolivianos obstinados
en **avanzar**"


y Ejecutivos
2001 Directores y Ejecutivos
BANCO MERCANTIL
BOLIVIA

Directorio



Eduardo Quintanilla
Ybarnegaray
Presidente



Germán Zuazo Chávez
Vicepresidente



Javier Zuazo Chávez
Asesor de la Presidencia



Alberto Valdés Loma
Secretario



Jorge Quiroga Luizaga
Director



Mario Melgar Peredo
Director



Gonzalo Peres Arenas
Director



Xavier Nogales Iturri*
Director
* En funciones hasta agosto de 2001.



Archibald F. J. Sears
Síndico Titular



Jorge Mercado Palazuelos
Síndico Suplente

Vicepresidentes



Marcelo Diez de Medina Valle, Juan Carlos Salaues Almaraz, Emilio Unzueta Zegarra, Fernando Gutiérrez Zalles

Ejecutivos

Ejecutivos a nivel Nacional

Emilio Unzueta Zegarra
Vicepresidente Ejecutivo

Juan Carlos Salaues Almaraz
Vicepresidente Comercial

Marcelo Diez de Medina Valle
Vicepresidente de Tecnología de la Información

Fernando Gutiérrez Zalles
Vicepresidente de Operaciones

Enrique Nowak Rosol
Inspector Delegado del Directorio

Darko Zuazo Batchelder
Gerente Nacional Adjunto a la Presidencia

Vanessa Zuazo Batchelder
Gerente Nacional de Desarrollo y Planificación

Mónica Enrico de Espinoza
Gerente Nacional de Operaciones

René Sergio Pereira Sánchez Bustamante
Gerente Nacional de Finanzas y Asuntos Internacionales

Carlos Miranda Sensano
Gerente Nacional de Riesgos

Jorge Berrios Pando
Gerente Nacional de Seguridad de Sistemas

Mario Enrique Espinar Angles
Gerente Nal. de la Administración del Mandato B.C.B.

Ejecutivos a nivel Regional

Alfonso Arze Landívar
Gerente Sucursal Cochabamba

Percy Añez Rivero
Gerente Sucursal Santa Cruz

Igor Abud Téllez
Gerente Sucursal Oruro

Mario Herbas Contreras
Gerente Sucursal Tarija

Fernando Béjar Molina
Gerente Sucursal Trinidad

Oscar Coronado Gutiérrez
Gerente Sucursal Sucre y Potosí

Ciro Vega Díaz
Gerente Oficina El Alto


1.784
8.841,03
+ 12.521
Cu
"El mejor regalo
que podemos dar a las
nuevas generaciones
es nuestro **ejemplo**"


Estadísticos
2001 Cuadros Estadísticos
BANCO MERCANTIL
BOLIVIA



EVOLUCION DE DEPOSITOS 1996 - 2001
(En miles de $us.)

AÑO	Vista	%	Ahorro	%	Plazo	%	TOTAL
1996	109,745	29%	66,066	17%	203,227	54%	379,038
1997	103,232	28%	77,920	21%	185,264	51%	366,416
1998	111,265	27%	96,261	23%	202,289	49%	409,815
1999	94,033	22%	100,387	23%	234,505	55%	428,926
2000	100,180	22%	111,945	24%	245,922	54%	458,047
2001	107,683	24%	130,618	30%	202,866	46%	441,168

COMPOSICION DE DEPOSITOS AL 31 DE DICIEMBRE DE 2001


Vista 24%
Plazo 46%
Ahorro 30%

EVOLUCION DE DEPOSITOS 1996 - 2001


379,038
366,416
409,815
428,926
458,047
441,168
1996
1997
1998
1999
2000
2001

EVOLUCION DE PATRIMONIO Y UTILIDADES 1996-2001

(En miles de $us.)

Año	Patrimonio	Utilidad	Previsiones
1996	32,930	6,205	1,866
1997	41,182	7,757	1,905
1998	51,249	10,066	2,323
1999	54,007	7,267	5,925
2000	58,010	4,003	8,195
2001	57,567	7,580	10,251

EVOLUCION DEL PATRIMONIO


32,930
41,182
51,249
54,007
58,010
57,567
1996
1997
1998
1999
2000
2001

EVOLUCION DE PATRIMONIO Y UTILIDADES 1996-2001
(En miles de $us.)

EVOLUCION DE UTILIDADES


6,205
7,757
10,066
7,267
7,580
1996
1997
1998
1999
2000
2001

EVOLUCION DE PREVISIONES


1,866
1,905
2,323
8,195
10,251
1996
1997
1998
1999*
2000
2001

(*) De acuerdo a la norma de la S.B.E.F.SB/291/99 de fecha 21 de Junio de 1999

DEPOSITOS POR SUCURSALES
(En miles de $us.)

SUCURSAL	2001	PARTICIPACION
LA PAZ	200,319	45.4%
COCHABAMBA	82,994	18.8%
SANTA CRUZ	97,473	22.1%
ORURO	17,562	4.0%
TARIJA	19,795	4.5%
TRINIDAD	7,106	1.6%
SUCRE	9,156	2.1%
POTOSI	6,762	1.5%
CONSOLIDADO	441,167	100.0%


Tarija 4.5%
Trinidad 1.6%
Oruro 4.0%
Sucre 2.1%
Potosí 1.5%
La Paz 45.4%
Santa Cruz 22.1%
Cochabamba 18.8%

CARTERA MAS CONTINGENTES POR SUCURSALES
(En miles de $us.)

SUCURSAL	2001	PARTICIPACION
LA PAZ	184,853	41.7%
COCHABAMBA	73,093	16.5%
SANTA CRUZ	142,915	32.2%
ORURO	11,132	2.5%
TARIJA	17,759	4.0%
TRINIDAD	3,244	0.7%
SUCRE	7,726	1.7%
POTOSI	2,629	0.6%
CONSOLIDADO	443,351	100.0%


Tarija 4.0%
Trinidad 0.7%
Oruro 2.5%
Sucre 1.7%
Potosí 0.6%
La Paz 41.7%
Santa Cruz 32.2%
Cochabamba 16.5%



*"La **ética** y la*
***honestidad** son*
valores que marcan
nuestro rumbo"

men del Auditor

2001 Dictamen del Auditor Independiente

BANCO MERCANTIL BOLIVIA



PRICEWATERHOUSECOOPERS

15 de febrero de 2002

A los señores

Presidente y Directores de

Banco Mercantil Sociedad Anónima

La Paz

Hemos examinado los estados de situación patrimonial de Banco Mercantil Sociedad Anónima al 31 de diciembre de 2001 y 2000 y los correspondientes estados de ganancias y pérdidas, de cambios en el patrimonio neto y de cambios en la situación financiera por los ejercicios terminados en esas fechas, así como las notas 1 a 13 que se acompañan. Estos estados financieros son responsabilidad de la gerencia del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.

Efectuamos nuestros exámenes de acuerdo con normas de auditoría generalmente aceptadas en Bolivia. Esas normas requieren que planifiquemos y ejecutemos la auditoría para obtener razonable seguridad respecto a si los estados financieros están libres de presentaciones incorrectas significativas. Una auditoría incluye examinar, sobre una base de pruebas, evidencias que sustenten los importes y revelaciones en los estados financieros. Una auditoría también incluye evaluar los principios de contabilidad utilizados y las estimaciones significativas hechas por la gerencia, así como también evaluar la presentación de los estados financieros en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para emitir nuestra opinión.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todo aspecto significativo, la situación patrimonial y financiera de Banco Mercantil Sociedad Anónima al 31 de diciembre de 2001 y 2000, los resultados de sus operaciones y los cambios en su situación financiera por los ejercicios terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en Bolivia y normas legales o normas emitidas por el Banco Central de Bolivia y la Superintendencia de Bancos y Entidades Financieras.

De acuerdo con lo requerido por la Recopilación de normas emitida por la Superintendencia de Bancos y Entidades Financieras informamos que, los estados financieros mencionados en el primer párrafo surgen de los registros contables del Banco llevados de conformidad con las disposiciones legales en vigencia.

La Junta General Extraordinaria de Accionistas del Banco, de fecha 21 de julio de 1995, aprobó el revalúo técnico de los activos fijos en base al informe del profesional independiente Price Waterhouse Consultores de Empresas Ltda. como se indica en la Nota 8.f), aspecto contemplado dentro de disposiciones legales y principios de contabilidad generalmente aceptados en Bolivia. Sin embargo, el mismo no fue contabilizado en los libros del Banco para no contradecir disposiciones posteriores dictadas por la Superintendencia de Bancos y Entidades Financieras en fecha 26 de enero de 1996. De registrarse dicho revalúo técnico de los activos fijos el patrimonio del Banco se incrementaría en aproximadamente US$ 2.000.000.

PricewaterhouseCoopers S.R.L.

(Socio)

Fabián Rabinovich

MAT. PROF. N° CAUB-0327

MAT. PROF. N° CAULP-0116


Est
"El verdadero valor de la tecnología está en abrir ***nuevos horizontes*** *para el futuro"*


dos Financieros

2001 Estados Financieros

BANCO MERCANTIL
BOLIVIA

ESTADO DE SITUACION PATRIMONIAL AL 31 DE DICIEMBRE DE 2001 Y 2000

	Nota		2001 Bs		2000 (Reexpresado) Bs
ACTIVO					
Disponibilidades	8 a)		236.556.626		259.407.190
Inversiones temporarias	8 c.1)		777.154.824		755.087.524
Cartera			2.599.040.216		2.832.648.093
Cartera vigente	8 b.1)	2.361.091.992		2.636.032.392	
Cartera con atraso hasta 30 días	8 b.2)	69.630.815		43.251.889	
Cartera vencida	8 b.3)	29.426.285		32.296.699	
Cartera en ejecución	8 b.4)	241.704.799		177.266.453	
Productos devengados por cobrar		46.279.227		58.655.735	
Previsión para cartera incobrable	8 b.5)	(149.092.902)		(114.855.075)	
Otras cuentas por cobrar	8 d)		27.625.908		51.790.481
Bienes realizables	8 e)		32.902.777		19.235.623
Inversiones permanentes	8 c.2)		105.354.069		79.308.103
Bienes de uso	8 f)		181.552.937		177.579.897
Otros activos	8g)		78.341.046		61.206.364
Total del activo			4.038.528.403		4.236.263.275

	Nota	2001 Bs	2000 (Reexpresado) Bs
PASIVO Y PATRIMONIO			
PASIVO			
Obligaciones con el público	8 h)	3.105.731.722	3.217.407.935
Obligaciones con instituciones fiscales	8 i)	19.532.665	22.807.912
Obligaciones con bancos e instituciones de financiamiento	8 j)	401.018.611	494.237.803
Otras cuentas por pagar	8 k)	83.431.870	64.067.753
Previsiones	8 l)	678.582	2.435.313
Obligaciones subordinadas	8 m)	36.101.296	40.255.928
Total del pasivo		3.646.494.746	3.841.212.644
PATRIMONIO			
Capital pagado	9 a)	190.864.600	183.220.600
Aportes no capitalizados		-	3.702.000
Ajuste global del patrimonio	9 b)	62.607.906	63.971.821
Reservas	9 c)	30.987.613	24.086.913
Resultados acumulados		107.573.538	120.069.297
Total del patrimonio		392.033.657	395.050.631
Total del pasivo y patrimonio		4.038.528.403	4.236.263.275
CUENTAS CONTINGENTES	8 t)	317.368.555	435.457.560
CUENTAS DE ORDEN	8 u)	10.118.681.551	11.578.858.593

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

Eduardo Quintanilla
Presidente

Heriberto Isnado
Auditor Financiero

Archibald F.J. Sears
Síndico

ESTADO DE GANANCIAS Y PERDIDAS POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

	Nota	2001 Bs	2000 (Reexpresado) Bs
Ingresos financieros	8 n)	432.907.933	479.195.241
Gastos financieros	8 n)	(188.385.937)	(270.225.283)
Resultado financiero bruto		244.521.996	208.969.958
Ajuste por inflación		(1.333.915)	(3.055.497)
Resultado financiero antes de incobrables		243.188.081	205.914.461
Recuperaciones de activos financieros	8 o)	4.895.276	8.248.585
Cargos por incobrabilidad y desvalorización de activos financieros	8 p)	(69.810.542)	(66.438.744)
Resultado financiero después de incobrables		178.272.815	147.724.302
Otros ingresos operativos	8 q)	67.535.470	76.683.722
Otros gastos operativos	8 q)	(25.252.463)	(27.026.998)
Resultado de operación bruto		220.555.822	197.381.026
Gastos de administración	8 s)	(169.196.534)	(170.219.993)
Resultado de operación neto		51.359.288	27.161.033
Ingresos extraordinarios		404.975	79.733
Resultado neto del ejercicio antes de ajustes de gestiones anteriores		51.764.263	27.240.766
Ingresos de gestiones anteriores	8 r)	-	22.123
Gastos de gestiones anteriores	8 r)	(144.380)	-
Ganancia neta del ejercicio		51.619.883	27.262.889

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

Eduardo Quintanilla
Presidente

Heriberto Isnado
Auditor Financiero

Archibald F.J. Sears
Síndico

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

	CAPITAL PAGADO Bs	APORTES NO CAPITALIZADOS Bs	AJUSTE GLOBAL DEL PATRIMONIO Bs	RESERVAS Reserva legal Bs	RESERVAS Reserva voluntaria Bs	RESERVAS Total Bs	RESULTADOS ACUMULADOS Bs	TOTAL Bs
Saldos al 31 de diciembre de 1999	179.746.600	3.474.000	62.250.376	22.852.000	1.234.913	24.086.913	98.229.853	367.787.742
Capitalización de aportes no capitalizados	3.474.000	(3.474.000)	-	-	-	-	-	-
Capitalización de resultados acumulados dispuesto por la Junta General Extraordinaria de Accionistas, celebrada el 12 de abril de 2000	-	3.702.000	-	-	-	-	(3.702.000)	-
Ganancia neta del ejercicio	-	-	1.721.445	-	-	-	25.541.444	27.262.889
Saldos al 31 de diciembre de 2000	183.220.600	3.702.000	63.971.821	22.852.000	1.234.913	24.086.913	120.069.297	395.050.631
Constitución de reserva legal de la gestión 1999	-	-	-	4.345.700	-	4.345.700	(4.345.700)	-
Constitución de reserva legal de la gestión 2000	-	-	-	2.555.000	-	2.555.000	(2.555.000)	-
Capitalización dispuesta por la Junta General Extraordinaria de Accionistas de fecha 21 de marzo de 2001, para el pago de obligaciones con FONDESIF	-	3.942.000	-	-	-	-	(3.942.000)	-
Capitalización de aportes no capitalizados aprobada por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB/106/2001 de fecha 27 de agosto de 2001	7.644.000	(7.644.000)	-	-	-	-	-	-
Distribución de utilidades	-	-	(1.363.915)	-	-	-	(53.272.942)	(54.636.857)
Ganancia neta del ejercicio	-	-	-	-	-	-	51.619.883	51.619.883
Saldos al 31 de diciembre de 2001	190.864.600	-	62.607.906	29.752.700	1.234.913	30.987.613	107.573.538	392.033.657

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

Eduardo Quintanilla Presidente	Heriberto Isnado Auditor Financiero	Archibald F.J. Sears Síndico

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

	2001 Bs	2000 (Reexpresado) Bs
Flujos de fondos obtenidos en actividades de operación		
Utilidad neta del ejercicio	51.619.883	27.262.889
Partidas que han afectado el resultado del ejercicio, que no han generado movimiento de fondos:		
Productos devengados no cobrados	(60.456.672)	(73.093.901)
Cargos devengados no pagados	52.650.216	66.623.250
Previsiones para incobrables y activos cotingentes	58.417.268	45.802.855
Previsiones para desvalorización	3.832.160	(525.193)
Provisiones o previsiones para beneficios sociales	3.202.190	(621.067)
Provisiones para impuestos y otras cuentas por pagar	2.739.239	(5.328.216)
Depreciaciones y amortizaciones	27.021.535	16.649.624
Ganancia en inversiones permanentes no financieras	(8.658.449)	-
Fondos obtenidos en la utilidad del ejercicio	130.367.370	76.770.241
Productos cobrados (cargos pagados) en el ejercicio devengados en ejercicios anteriores sobre:		
Cartera de préstamos	58.655.735	66.953.462
Disponibilidades, Inversiones temporarias y permanentes	14.438.166	9.822.286
Obligaciones con el público	(55.294.811)	(60.492.702)
Obligaciones con bancos y entidades de financiamiento	(9.889.511)	(10.368.537)
Otras obligaciones	(1.438.928)	(1.586.775)
Incremento (disminución) neto de otros activos y pasivos:		
Otras cuentas por cobrar -pagos anticipados, diversas-	26.923.606	(6.663.967)
Bienes realizables –vendidos-	-	(3.516.128)
Otros activos -partidas pendientes de imputación-	(14.794.028)	(10.000.545)
Otras cuentas por pagar -diversas y provisiones-	5.522.688	(41.790.752)
Flujo neto obtenido en actividades de operación -excepto actividades de intermediación	154.490.287	19.126.583
Flujos de fondos obtenidos en actividades de intermediación:		
Incremento (disminución) de captaciones y obligaciones por intermediación:		
Obligaciones con el público:		
Depósitos a la vista y en cajas de ahorro	192.444.282	142.070.171
Depósitos a plazo hasta 360 días	(228.633.062)	(217.381.521)
Depósitos a plazo por mas de 360 días	(64.580.168)	295.130.228
Obligaciones con bancos y entidades de financiamiento:		
A corto plazo	(12.497.283)	(169.340.016)
A mediano y largo plazos	(31.152.843)	11.974.733
Otras operaciones de intermediación:		
Depósitos en cuentas corrientes de traspaso	(627.606)	3.843.088
Cuotas de participación Fondo RAL de traspaso	1.076.785	(7.774.153)
Obligaciones con instituciones fiscales	(3.275.247)	(603.891)
Otras cuentas por pagar por intermediación financiera	123.275	(80.474)
Incremento (disminución) de colocaciones:		
Créditos colocados en el ejercicio:		
a corto plazo	(779.884.662)	(389.269.566)
a mediano y largo plazos -*más de 1 año*-	(665.020.425)	(1.501.565.401)
Créditos recuperados en el ejercicio	1.593.604.110	1.989.428.504
Flujo neto obtenido en actividades de intermediación	1.577.156	156.431.702
Traspaso	156.067.443	175.558.285

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

	2001 Bs	2000 (Reexpresado) Bs
Traspaso	156.067.443	175.558.285
Flujos de fondos aplicados a actividades de financiamiento:		
Disminución de préstamos:		
Obligaciones con el BCB -excepto financiamientos para créditos-	(47.144.383)	(33.255.902)
Obligaciones subordinadas	(4.086.000)	(4.086.000)
Cuentas de los accionistas:		
Pago de dividendos	(54.636.857)	-
Flujo neto aplicado a actividades de financiamiento	(105.867.240)	(37.341.902)
Flujos de fondos aplicados a actividades de inversión:		
Incremento (disminución) neto en:		
Inversiones temporarias	(24.458.538)	(137.931.484)
Inversiones permanentes	(15.257.000)	104.322.570
Bienes de uso	(26.025.589)	(41.661.002)
Bienes diversos	713.410	50.805
Cargos diferidos	(8.023.050)	(10.861.856)
Flujo neto aplicado a actividades de inversión	(73.050.767)	(86.080.967)
Incremento de fondos durante el ejercicio	(22.850.564)	52.135.416
Disponibilidades al inicio del ejercicio	259.407.190	207.271.774
Disponibilidades al cierre del ejercicio	236.556.626	259.407.190

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

Eduardo Quintanilla
Presidente

Heriberto Isnado
Auditor Financiero

Archibald F.J. Sears
Síndico

NOTA 1 - ORGANIZACION

a) Organización de la Sociedad

El Banco Mercantil S.A. fue fundado mediante ley de la República de 11 de diciembre de 1905 por el empresario minero Simón I. Patiño. En la actualidad, el Banco cumple 96 años de labor ininterrumpida, constituyéndose en uno de los más antiguos del país, y, desde ya, el de mayor tradición en nuestro medio. Su domicilio legal se encuentra en la ciudad de La Paz, en la Calle Ayacucho No 277.

Los principales objetivos del Banco, son los siguientes:

1) Ser el Banco más sólido del país

2) Obtener una alta rentabilidad, para lo cual se pretende:

a) Mantener una cartera acorde al nivel de participación en el mercado
b) Mejorar los ingresos no financieros
c) Incrementar el negocio que generan las operaciones contingentes
d) Disminuir la cartera en mora
e) Mejorar la eficiencia, poniendo énfasis en un mejor control del gasto

3) Ejecutar los siguientes planes:

a) Concluir la implementación del nuevo sistema de computación
b) Poner mayor énfasis a la capacitación de los recursos humanos
c) Mejorar el sistema de Control Interno
d) Efectuar un seguimiento constante al control de gestión

El cumplimiento de estos objetivos posibilitará mantener al Banco sólido y rentable, con servicios que satisfagan las necesidades de sus clientes.

El Banco tiene una amplia presencia geográfica en el país y, además, cubre prácticamente todos los sectores de la actividad económica, segmentos y tipos de negocios; es decir, está presente en toda la gama de actividades y, lo que es más importante, diversificando las fuentes de captación y el destino de los préstamos para lograr una mejor distribución de riesgo y mayor estabilidad en las captaciones. El Banco cuenta con sucursales en los departamentos de La Paz, Cochabamba, Santa Cruz, Oruro, Tarija, Beni, Chuquisaca y Potosí, con 8 oficinas centrales en las capitales departamentales; con 24 agencias urbanas y 7 agencias rurales ubicadas en las mencionadas ciudades y provincias y una oficina de representación en Buenos Aires, Argentina.

Al 31 de diciembre de 2001, el número de empleados en el Banco asciende a un total de 718, de los cuales 654 son empleados de planta y 64 eventuales.

b) Hechos importantes sobre la situación de la entidad

Durante el año 2001, como producto de la crisis económica que afecta al país, el Banco experimentó una contracción. De esta manera, el total de los activos disminuyó en aproximadamente 28 millones de dólares, disminución muy influenciada por la contracción de la cartera. Del mismo modo, los pasivos experimentaron una disminución derivada de las obligaciones con el público, que disminuyeron en aproximadamente once millones de dólares, pese a que los depósitos a la vista y en ahorro se incrementaron. También tuvieron una disminución las obligaciones con entidades financieras en aproximadamente 16 millones de dólares. En general, la crisis económica que afectó la economía del país hizo que también disminuyeran los negocios por operaciones contingentes. Pese a este panorama, y gracias a que el Banco mejoró su manejo financiero y tomó acciones que permitieron disminuir sus gastos de administración, la rentabilidad fue mayor que la del año anterior y esto se logró sin descuidar el nivel de previsiones que debe tener el Banco según circular de la Superintendencia de Bancos y Entidades Financieras N° SB/066/2001, de fecha 31 de Mayo de 2001, y su plan de adecuación. También es importante recalcar que los niveles de liquidez de la institución se mantuvieron en márgenes razonables que permiten garantizar cualquier necesidad de efectivo.

Con el objeto de paliar los efectos de la crisis y facilitar la reversión de la situación recesiva, el gobierno nacional ha adoptado ciertas medidas entre las que destaca la aplicación del Fondo Especial de Reactivación Económica (FERE), instrumento que posibilita la reprogramación de créditos y promueve la expansión del crédito bancario, que en los dos últimos años tuvo una importante contracción que obligó al sistema financiero boliviano a contabilizar significativas previsiones para incobrabilidad, producto del constante incremento en la mora. El Banco ha participado en la aplicación de dicho fondo.

En el campo internacional, el Banco goza de un reconocido prestigio, demostrado por la existencia de numerosos préstamos y líneas de crédito de largo plazo directamente otorgadas por importantes organismos financieros internacionales, tales como la Corporación Andina de Fomento, el FMO de Holanda, la Corporación Financiera Internacional del Banco Mundial y la Corporación Interamericana de Inversiones del Banco Interamericano de Desarrollo. De igual forma, los bancos privados extranjeros que operan a nivel internacional, también han brindado amplias facilidades financieras para el desarrollo de las operaciones de comercio exterior del Banco, tales como: el Bank of America; Dresdner Bank Lateinamerika; Banco Atlántico; The Bank of New York; First Unión Bank, Standard Chartered Bank; Barclays Bank y otros.

También se debe mencionar que, a la fecha, está en funcionamiento la mayor parte del nuevo sistema computarizado de tecnología de punta que el Banco ha adquirido en la gestión 1999, en lo que respecta a los módulos de Clientes, Cajas y Tesorería, Cuentas Corrientes, Cuentas de Ahorro, Depósitos a Plazo Fijo, Giros, Cheques Certificados y de Gerencia, Comercio Exterior, Tarjetas de Crédito, Inversiones Financieras, Contabilidad e interfaces con Cámara de Compensación y Servicios Automatizados (Cajeros Automáticos, Banca Telefónica y Terminales de Autoconsulta), estando todavía en proceso de implementación los módulos de Cartera, líneas de Crédito y Garantías, Data Warehouse, Check Printing y Centros de Costo, que concluirán en el primer trimestre de la gestión 2002. Este sistema brinda las soluciones más adecuadas para poder atender a los clientes del Banco con un servicio ágil, eficiente y de calidad en las operaciones de intermediación financiera y otros servicios relacionados, además de permitir que los órganos de dirección y administración del Banco cuenten con información confiable y oportuna para la toma de decisiones estratégicas.

NOTA 2 - PRINCIPIOS CONTABLES

Los estados financieros han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en Bolivia que no difieren significativamente de los aceptados a nivel internacional.

La preparación de los estados financieros, de acuerdo con los mencionados principios, requiere que la Gerencia del Banco realice estimaciones que afectan los montos de los activos y pasivos y la exposición de activos y pasivos contingentes a la fecha de los estados financieros, así como los montos de ingresos y gastos del ejercicio. Los resultados reales podrían ser diferentes de las estimaciones realizadas. Sin embargo, estas estimaciones fueron realizadas en estricto cumplimiento del marco contable y normativo vigente.

Los principios contables más significativos aplicados por el Banco son los siguientes:

2.1 Bases de preparación de los estados financieros

Los presentes estados financieros han sido preparados en moneda constante. Para ello, se han seguido los lineamientos generales establecidos por la Superintendencia de Bancos y Entidades Financieras, en el Manual de Cuentas para Bancos y Entidades Financieras, puesto en vigencia a partir del 1° de enero de 1994, mediante Resolución SB N° 256/93 de 17 de diciembre de 1993, posteriormente modificado mediante las Circulares N° SB/305/99 de fecha 9 de diciembre de 1999 que es de uso obligatorio a partir del 1° de enero de 2000, N° SB/315/2000 de 31 de mayo de 2000 aplicable a partir del 1° de julio de 2000, N° SB/360/01 de 31 de octubre de 2001 de aplicación obligatoria a partir del 1° de noviembre de 2001 y Circular N° SB/362/01 de 31 de octubre de 2001 aplicable desde el 1° de diciembre de 2001, que aprobaron la actualización del Manual de Cuentas para Bancos y Entidades Financieras, respectivamente. Estos lineamientos concuerdan con los principios de contabilidad generalmente aceptados en Bolivia, en todos los aspectos significativos.

2.2 Presentación de estados financieros

Los presentes estados financieros al 31 de diciembre de 2001 y 2000 consolidan los estados financieros de las oficinas del Banco situadas en La Paz, Santa Cruz de la Sierra, Cochabamba, Oruro, Tarija, Trinidad, Sucre y Potosí.

2.3 Criterios de valuación

a) Moneda extranjera y moneda nacional con mantenimiento de valor

Los activos y pasivos en moneda extranjera y en moneda nacional con mantenimiento de valor se valúan y reexpresan, de acuerdo con los tipos de cambio vigentes a la fecha de cierre de cada ejercicio. Las diferencias de cambio y revalorizaciones, respectivamente, resultantes de este procedimiento se registran en los resultados de cada ejercicio.

b) Inversiones temporarias

Incluyen todas las inversiones con plazos menores a 90 días respecto a la fecha de emisión o de su adquisición. Además, incluye inversiones mayores a 90 días que son negociables en la Bolsa Boliviana de Valores.

- Los depósitos a plazo fijo en entidades financieras nacionales e internacionales y las letras del Tesoro General de la Nación, se valúan a su valor de costo actualizado a la fecha de cierre, más los productos financieros devengados.

- Fondo Común de Inversión y el Fondo RAL: se valúa a su valor neto de realización.

c) Cartera

Los saldos de cartera se exponen por el capital prestado más los productos financieros devengados al cierre de cada ejercicio excepto los créditos vigentes calificados 3, 4 y 5, cartera con atraso a 30 días, vencida y en ejecución, por los que no se registran los productos financieros devengados. La previsión para incobrables está calculada en función de la evaluación efectuada por el Banco sobre toda la cartera existente.

Al 31 de diciembre de 2001, dicha evaluación se realizó tomando en cuenta las pautas establecidas por la Circular N° SB/291/99 del 21 de julio de 1999, posteriormente modificada por las Circulares N° SB/333/00 del 27 de noviembre de 2000 y N° SB/347/01 del 31 de mayo de 2001, en lo que fuere aplicable para el Banco; al 31 de diciembre de 2000, dicha evaluación se realizó tomando en cuenta las pautas establecidas por la Circular N° SB/291/99 del 21 de julio de 1999, posteriormente modificada por la Circular N° SB/333/00 del 27 de noviembre de 2000, en lo que fuere aplicable para el Banco, emitidas por la Superintendencia de Bancos y Entidades Financieras.

La previsión específica para cartera incobrable de Bs149.092.902 (2000 Bs114.855.075), es considerada suficiente para cubrir las pérdidas que pudieran producirse al realizar los créditos existentes.

d) Otras cuentas por cobrar

Los saldos de las cuentas por cobrar comprenden los derechos derivados de algunas operaciones de intermediación financiera no incluidos en el grupo de cartera, pagos anticipados y créditos diversos a favor del Banco, registrados a su valor de costo actualizado.

La previsión para cuentas incobrables al 31 de diciembre de 2001 y 2000, por Bs11.570.881 y Bs6.429.914, respectivamente, es considerada suficiente para cubrir las pérdidas que pudieran producirse en la recuperación de esos derechos.

e) Bienes realizables

Los bienes realizables están registrados a sus valores de adjudicación o valores de libros o valores estimados de realización, el que fuese menor. Dichos bienes no son actualizados y además, se constituye una previsión por desvalorización del 20% anual, en función de lo dispuesto por el artículo 57° de la Ley N° 1488 del 14 de abril de 1993, si es que dichos bienes no son vendidos dentro los siguientes plazos de tenencia:

- En la gestión 2001:

En dos años para el caso de bienes muebles y tres años para bienes inmuebles, siempre y cuando éstos se hayan adjudicado a partir del 1° de enero de 1999 (y hasta el 31 de diciembre de 2002), según lo dispuesto por el artículo 13°, capítulo III de la Ley del Fondo Especial de Reactivación Económica y de Fortalecimiento de Entidades de Intermediación Financiera N° 2196, sancionada el 4 de mayo de 2001.

• En la gestión 2000:

En un año en el caso de bienes muebles y dos años para bienes inmuebles.

El valor de los bienes realizables, considerado en su conjunto, no supera el valor de mercado. Según lo dispuesto por la Norma de Contabilidad N° 3 del Colegio de Auditores de Bolivia, este tipo de activo debe reexpresarse por la variación del dólar estadounidense respecto al boliviano. La no aplicación de esta norma, implica una reducción no significativa en los resultados del ejercicio y en las utilidades retenidas no apropiadas, considerando los estados financieros en su conjunto.

Según lo dispuesto por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB N° 119/96 de aplicación a partir del 1° de enero de 1997, si el Banco se adjudica o recibe en dación de pago, bienes por cancelación de conceptos distintos a la amortización de capital, tales como intereses, recuperación de gastos y otros, éstos deben registrarse a valor Bs1. La previsión por desvalorización de bienes realizables al 31 de diciembre de 2001 y 2000 por Bs13.328.309 y Bs10.640.676, respectivamente, es considerada suficiente para cubrir las pérdidas que pudieran producirse en la realización de estos bienes.

f) Inversiones permanentes

Incluyen todas las inversiones que tienen un vencimiento a más de 90 días respecto a la fecha de emisión o de su adquisición y que no son negociables en la Bolsa Boliviana de Valores, y han sido valuadas de acuerdo con los siguientes criterios:

- Depósitos a Plazo Fijo

Incluyen las inversiones en entidades nacionales e internacionales que tienen un vencimiento a más de 90 días, respecto a la fecha de emisión y se valúan a su valor de costo actualizado, más los productos financieros devengados.

- Letras y Bonos del Tesoro General de la Nación

Incluyen las inversiones que tienen un vencimiento a más de 90 días, respecto a la fecha de emisión y se valúan a su valor de costo actualizado, más los productos financieros devengados.

- Bonos de inversión

A su valor de costo actualizado menos su correspondiente previsión por desvalorización.

- Participación en otras sociedades

Incluye las inversiones en Mercantil de Inversiones Bursátiles S.A. – MIBSA, Sociedad Administradora de Fondos de Inversión Mercantil S.A. – SAFIMSA, Universal Brokers S.A. – UNIBROSA y Warrant Mercantil S.A. – WAMSA y se valúan a su valor patrimonial proporcional.

- Administradora de Tarjetas de Crédito S.A.

A su valor patrimonial proporcional.

- Acciones telefónicas

Al valor neto de realización.

- Otras inversiones

A su costo actualizado, o a su costo según corresponda.

g) Bienes de uso (Excepto las obras de arte)

Los bienes inmuebles existentes al 31 de agosto de 1991 y los bienes muebles existentes al 31 de diciembre de 1985 están valuados a los valores resultantes de revalúos técnicos practicados a esas fechas. Los valores de los activos fijos revalorizados técnicamente, han sido actualizados a la fecha de cierre del ejercicio en función de las variaciones en la cotización del dólar estadounidense. La depreciación es calculada utilizando el método de línea recta en base a la vida útil determinada por los peritos técnicos que efectuaron las revalorizaciones.

Las incorporaciones posteriores están valuadas a su costo reexpresado a moneda de cierre. La depreciación es calculada por el método de línea recta aplicando tasas anuales suficientes para extinguir los valores al final de la vida útil estimada. El valor de los bienes de uso en su conjunto, no supera su valor de mercado

Los mantenimientos, reparaciones, renovaciones y mejoras que no extienden la vida útil de los bienes son cargados a los resultados del ejercicio en el que se incurren.

h) Obras de arte

Las obras de arte de La Paz, Santa Cruz y Cochabamba, incorporadas al rubro bienes de uso, están valuadas a los valores resultantes de un revalúo técnico practicado por peritos independientes en diciembre de 1994. Las obras de arte restantes están valuadas a su costo actualizado.

i) Otros activos

- Papelería, útiles y material de servicio

La papelería, útiles y material de servicio están valuados a su valor de costo.

- Gastos de organización

Los gastos de organización se valúan a su costo y se amortizan aplicando la tasa del 25% anual.

- Partidas pendientes de imputación

Las partidas pendientes de imputación se refieren, en su mayoría, a operaciones transitorias a ser regularizadas los primeros días después del cierre del ejercicio.

j) Previsión para indemnizaciones al personal

La previsión para indemnizaciones al personal se constituye para todo el personal por el total del pasivo devengado al cierre de cada ejercicio. Según las disposiciones legales vigentes, transcurridos cinco años de antigüedad en su empleo, el personal ya es acreedor a la indemnización, equivalente a un mes de sueldo por año de servicio, incluso en los casos de retiro voluntario.

k) Patrimonio

El Banco ajusta el total del patrimonio, en base a lo dispuesto por la Norma de Contabilidad N° 3 del Colegio de Auditores de Bolivia, actualizándolo en función de la variación en la cotización oficial del dólar estadounidense respecto al boliviano. El ajuste del capital pagado, aportes no capitalizados, reservas y resultados acumulados se registra en la cuenta del Patrimonio Neto "Ajustes al patrimonio". La contrapartida de estos ajustes se refleja en la cuenta de resultados "Ajuste por inflación".

l) Resultados del ejercicio

El Banco determina los resultados del ejercicio de acuerdo con lo requerido por la Norma de Contabilidad N° 3 del Colegio de Auditores de Bolivia, reexpresando en moneda constante el valor de cada una de las líneas del estado de resultados. En la cuenta "Ajuste por inflación" se expone el resultado neto por exposición a la inflación durante el ejercicio.

m) Productos financieros y comisiones ganadas

Los productos financieros ganados son registrados por el sistema de lo devengado sobre la cartera vigente, excepto los correspondientes a aquellos créditos calificados deficientes (3) dudosos (4) o perdidos (5). Los productos financieros ganados sobre las inversiones temporarias e inversiones permanentes de renta fija son registrados en función del método de lo devengado. Los productos financieros ganados sobre cartera vencida y en ejecución y sobre cartera vigente con calificación deficiente (3), dudosos (4) o perdidos (5), no se reconocen hasta el momento de su percepción. Las comisiones ganadas se contabilizan por el sistema de lo devengado excepto las comisiones fijas que son reconocidas en el momento de su percepción.

n) Cargos financieros pagados

Los cargos financieros son contabilizados por el método de lo devengado.

o) Impuesto a las utilidades de las empresas

El Banco, en lo que respecta al Impuesto a las Utilidades de las Empresas, está sujeto al régimen tributario establecido en la Ley N° 843, modificada con la Ley N° 1606. La tasa de impuesto es del 25%, y es considerado como pago a cuenta del Impuesto a las Transacciones.

NOTA 3 - CAMBIOS EN LAS POLITICAS Y PRACTICAS CONTABLES

a) Tal como se comenta en la Nota 2, punto 2.1, la Superintendencia de Bancos y Entidades Financieras, ha dispuesto la actualización del Manual de Cuentas para Bancos y Entidades Financieras, mediante Circulares N° SB/305/99 de fecha 9 de diciembre de 1999 aplicable a partir del 1° de enero de 2000, N° SB/315/2000 de 31 de mayo de 2000 aplicable a partir del 1° de julio de 2000, N° SB/360/01 de 31 de octubre de 2001 aplicable a partir de 1° de noviembre de 2001 y N° SB/362/01 de 31 de octubre de 2001 aplicable a partir de 1° de diciembre de 2001, respectivamente, bajo las cuales se han preparado los presentes estados financieros.

b) Al 31 de diciembre de 2001 y 2000, el Banco cambió la estimación de la previsión para cartera incobrable, en aplicación de las Circulares N° SB/333/00 y N° SB/347/01, de 27 de noviembre de 2000 y 31 de mayo de 2001, respectivamente, emitidas por la Superintendencia de Bancos y Entidades Financieras.

Asimismo, como se menciona en la Nota 2.3, inciso e), al 31 de diciembre de 2001 se han modificado los criterios para el cálculo de previsión por desvalorización de bienes realizables en función al plazo de tenencia de aquellos bienes adquiridos o adjudicados entre el 1° de enero de 1999 y el 31 de diciembre de 2002, el cual ha sido incrementado a 2 años para bienes inmuebles y 3 años para bienes muebles.

NOTA 4 - ACTIVOS SUJETOS A RESTRICCIONES

Al 31 de diciembre de 2001 y 2000 existen los siguientes activos sujetos a restricciones:

	2001 Bs	2000 (Reexpresado) Bs
Cuenta encaje legal	85.392.311	28.482.409
Cuenta encaje legal cuentas fiscales	6.275.338	6.698.284
Cuotas de participación Fondo RAL afectados a encaje	303.331.184	313.000.852
	394.998.833	348.181.545

Asimismo, a partir del mes de octubre de 2001, el Banco ha participado en el programa del Fondo Especial de Reactivación Económica (FERE), consiguiendo créditos por un monto de US$ 9.931.014, los cuales, en aplicación de la Ley N° 2196 (Ley del Fondo Especial de Reactivación Económica y de Fortalecimiento de Entidades de Intermediación Financiera), se encuentran garantizados por parte de la cartera reprogramada del Banco en una relación de uno a uno. Al 31 de diciembre de 2001, el saldo de la obligación con Nacional Financiera Boliviana S.A.M., entidad encargada de la administración del FERE, asciende a US$ 9.931.014, equivalente a Bs67.630.205.

NOTA 5 - ACTIVOS Y PASIVOS CORRIENTES Y NO CORRIENTES

Al 31 de diciembre de 2001 y 2000 los activos y pasivos, corrientes y no corrientes, se componen como sigue:

	2001 Bs	2000 (Reexpresado) Bs
ACTIVO		
ACTIVO CORRIENTE		
DISPONIBILIDADES	236.556.626	259.407.190
INVERSIONES TEMPORARIAS	626.138.020	703.191.702
CARTERA CORRIENTE	1.060.046.745	1.303.171.853
OTRAS CUENTAS POR COBRAR	27.625.908	51.790.481
INVERSIONES PERMANENTES	44.760.723	47.294.752
OTROS ACTIVOS	78.341.046	61.206.364
Total activos corrientes	2.073.469.068	2.426.062.342
ACTIVO NO CORRIENTE		
INVERSIONES TEMPORARIAS	151.016.804	51.895.822
CARTERA NO CORRIENTE	1.538.993.471	1.529.476.240
INVERSIONES PERMANENTES	60.593.346	32.013.351
BIENES REALIZABLES	32.902.777	19.235.623
BIENES DE USO	181.552.937	177.579.897
Total activos no corrientes	1.965.059.335	1.810.200.933
Total activo	4.038.528.403	4.236.263.275
PASIVO		
PASIVO CORRIENTE		
OBLIGACIONES CON EL PUBLICO	2.855.516.517	3.001.302.841
OBLIGACIONES CON INSTITUCIONES FISCALES	19.532.665	22.807.912
OBLIGACIONES CON BANCOS E INSTITUCIONES DE FINANCIAMIENTO	154.191.612	252.315.098
OTRAS CUENTAS POR PAGAR	83.431.870	64.067.753
OBLIGACIONES SUBORDINADAS	15.671.296	5.524.928
Total pasivo corriente	3.128.343.960	3.346.018.532
PASIVO NO CORRIENTE		
OBLIGACIONES CON EL PUBLICO	250.215.205	216.105.094
OBLIGACIONES CON BANCOS E INSTITUCIONES DE FINANCIAMIENTO	246.826.999	241.922.705
PREVISIONES	678.582	2.435.313
OBLIGACIONES SUBORDINADAS	20.430.000	34.731.000
Total pasivo no corriente	518.150.786	495.194.112
Total pasivo	3.646.494.746	3.841.212.644

NOTA 5 - ACTIVOS Y PASIVOS CORRIENTES Y NO CORRIENTES (Cont.)

La clasificación de activos y pasivos por vencimiento al 31 de diciembre de 2001 y 2000 es la siguiente:

Al 31 de diciembre de 2001 (Expresado en Bolivianos):

	RUBROS	A 30 DIAS	A 90 DIAS	A 180 DIAS	A 360 DIAS	A 720 DIAS	A MAS DE 720 DIAS	TOTAL
1	DISPONIBILIDADES	236.556.626	-	-	-	-	-	236.556.626
2	INVERSIONES TEMPORARIAS	408.218.202	76.464.536	73.992.644	57.317.377	99.475.004	51.541.800	767.009.563
3	CARTERA VIGENTE	114.604.042	178.462.051	188.854.510	340.177.918	430.199.945	1.108.793.526	2.361.091.992
4	INVERSIONES PERMANENTES	7.150.500	7.246.138	9.721.908	20.491.225	783.479	59.809.867	105.203.117
	ACTIVOS	766.529.370	262.172.725	272.569.062	417.986.520	530.458.428	1.220.145.193	3.469.861.298
5	OBLIGACIONES C/PUBLICO A LA VISTA (*)	733.323.001	-	-	-	-	-	733.323.001
	Depósitos en Cuenta Corriente	695.612.693	-	-	-	-	-	695.612.693
	Otros depósitos a la vista	37.710.308	-	-	-	-	-	37.710.308
6	CAJA DE AHORROS (*)	889.510.633	-	-	-	-	-	889.510.633
7	DEPOSITOS A PLAZO FIJO	465.804.615	344.294.589	108.485.169	212.717.730	128.862.994	121.352.211	1.381.517.308
8	OBLIGACION CON EL PUBLICO RESTRINGIDAS	56.993.234	-	-	-	-	-	56.993.234
9	OBLIGACION CON INSTITUCIONES FISCALES	19.532.665	-	-	-	-	-	19.532.665
10	FINANCIAMIENTOS BCB	3.365.060	1.485.391	2.513.163	2.273.908	9.991.739	1.378.607	21.007.868
11	FINANCIAMIENTOS FONDESIF	-	-	-	-	-	-	-
12	FINANCIAM.ENT.FIN.DE SEGUNDO PISO	8.958.112	10.300.800	10.545.877	14.863.131	22.090.460	87.189.911	153.948.291
13	FINANCIAM.OTRAS ENT.FIN.DEL PAIS	461.206	-	-	26.552.305	-	10.476.932	37.490.443
14	FINANCIAMIENTOS INTERNOS	-	-	-	-	-	-	-
15	FINANCIAMIENTOS EXTERNOS	6.864.317	1.065.874	15.243.141	16.901.051	27.846.837	87.852.513	155.773.733
16	OBLIGACIONES SUBORDINADAS Y BONOS	1.370.296	-	14.301.000	-	4.086.000	16.344.000	36.101.296
	PASIVOS	2.186.183.139	357.146.654	151.088.350	273.308.125	192.878.030	324.594.174	3.485.198.472
17	CUENTAS CONTINGENTES	94.754.776	51.633.413	40.195.286	66.321.200	57.831.504	6.632.376	317.368.555
	ACTIVOS/PASIVOS	0.35	0.73	1.80	1.53	2.75	3.76	1.00

(*) Nota: No incluyen productos devengados por cobrar ni cargos devengados por pagar.

NOTA 5 - ACTIVOS Y PASIVOS CORRIENTES Y NO CORRIENTES (Cont.)

Al 31 de diciembre de 2000 (Reexpresado y en bolivianos):

RUBROS	A 30 DIAS	A 90 DIAS	A 180 DIAS	A 360 DIAS	A 720 DIAS	A MAS DE 720 DIAS	TOTAL
1 DISPONIBILIDADES	259.407.190	-	-	-	-	-	259.407.190
2 INVERSIONES TEMPORARIAS	481.217.709	69.329.026	49.582.804	90.525.664	51.895.822	-	742.551.025
3 CARTERA VIGENTE	167.898.257	208.037.914	316.601.963	414.018.018	478.423.727	1.051.052.513	2.636.032.392
4 INVERSIONES PERMANENTES	5.706.292	649.015	33.477.273	7.462.171	7.810.538	26.182.379	81.287.668
ACTIVOS	914.229.448	278.015.955	399.662.040	512.005.853	538.130.087	1.077.234.892	3.719.278.275
5 OBLIGACIONES C/PUBLICO A LA VISTA (*)	682.223.838	-	-	-	-	-	682.223.838
Depósitos en Cuenta Corriente	644.875.821	-	-	-	-	-	644.875.821
Otros depósitos a la vista	37.348.017	-	-	-	-	-	37.348.017
6 CAJA DE AHORROS (*)	762.348.728	-	-	-	-	-	762.348.728
7 DEPOSITOS A PLAZO FIJO	259.408.635	523.904.910	381.644.772	293.675.800	115.437.518	100.658.902	1.674.730.537
8 OBLIGACION CON EL PUBLICO RESTRINGIDAS	42.116.701	523.022	70.685	90.939	8.674	-	42.810.021
9 OBLIGACION CON INSTITUCIONES FISCALES	22.807.912	-	-	-	-	-	22.807.912
10 FINANCIAMIENTOS BCB	24.777.270	17.515.955	13.419.154	2.822.100	5.285.541	4.332.233	68.152.253
11 FINANCIAMIENTOS FONDESIF	-	-	-	-	-	-	-
12 FINANCIAM.ENT.FIN.DE SEGUNDO PISO	3.536.282	3.190.118	3.063.062	7.847.631	13.701.000	69.913.516	101.251.609
13 FINANCIAM.OTRAS ENT.FIN.DEL PAIS	43.530.639	-	13.305.612	11.819.109	-	-	68.655.360
14 FINANCIAMIENTOS INTERNOS	-	-	-	-	-	-	-
15 FINANCIAMIENTOS EXTERNOS	17.026.977	12.235.402	17.515.281	25.364.273	32.583.050	116.107.367	220.832.350
16 OBLIGACIONES SUBORDINADAS Y BONOS	1.438.928	-	4.086.000	-	14.301.000	20.430.000	40.255.928
PASIVOS	1.859.215.910	557.369.407	433.104.566	341.619.852	181.316.783	311.442.018	3.684.068.536
17 CUENTAS CONTINGENTES	91.639.416	96.200.173	49.177.209	112.403.326	52.644.178	33.393.259	435.457.561
ACTIVOS/PASIVOS	0.49	0.50	0.92	1.50	2.97	3.46	1.01

(*) Nota: No incluye productos devengados por cobrar ni cargos devengados por pagar.

NOTA 6 - OPERACIONES CON PARTES RELACIONADAS

En el año 2000, el Banco mantiene saldos de operaciones activas y pasivas y en el año 2001 solamente existen saldos de operaciones pasivas con sociedades relacionadas, las que han originado ingresos y egresos reconocidos en cada ejercicio. Las operaciones con partes vinculadas no exceden los límites establecidos en la Ley de Bancos y Entidades Financieras, las regulaciones de la Superintendencia de Bancos y Entidades Financieras y la Ley del Banco Central de Bolivia.

NOTA 7 - MONEDA EXTRANJERA

Los estados financieros expresados en bolivianos, incluyen el equivalente de saldos en otras monedas (principalmente dólares estadounidenses) de acuerdo con el siguiente detalle:

	2001 Bs	2000 (Reexpresado) Bs
ACTIVO		
Disponibilidades	140.765.503	161.458.607
Inversiones temporarias	701.152.162	703.901.982
Cartera	2.482.255.456	2.689.951.166
Otras cuentas por cobrar	14.049.276	28.694.509
Inversiones permanentes	70.220.010	60.795.132
Otros activos	38.890.910	29.761.867
Total activo	3.447.333.317	3.674.563.263
PASIVO		
Obligaciones con el público	2.878.306.385	2.995.774.081
Obligaciones con bancos y entidades financieras	400.183.177	476.215.255
Previsiones	62.560	1.617.717
Otras cuentas por pagar	40.345.867	24.495.117
Obligaciones subordinadas	36.101.296	40.255.928
Total pasivo	3.354.999.285	3.538.358.098
Posición neta - activa	92.334.032	136.205.165
Equivalente en US$	13.558.595	20.000.758

Los activos y pasivos en moneda extranjera han sido convertidos a bolivianos al tipo de cambio oficial vigente al 31 de diciembre de 2001 y 2000 de Bs6.81 y Bs6.38 por US$ 1 respectivamente, o su equivalente en otras monedas.

Además, existen operaciones en moneda nacional con mantenimiento de valor, cuya posición neta activa al 31 de diciembre de 2001 es de Bs17.877.231 y al 31 de diciembre de 2000 presenta una posición neta pasiva de Bs178.266.

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS

Los estados financieros al 31 de diciembre de 2001 y 2000, están compuestos de los siguientes grupos:

a) DISPONIBILIDADES

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Caja	94.169.776	89.661.571
Banco Central de Bolivia	91.667.649	109.103.525
Bancos y Corresponsales del Exterior	-	15.580
Bancos y Corresponsales del Exterior	42.521.129	52.457.428
Documentos de cobro inmediato	8.198.072	8.169.086
	236.556.626	259.407.190

b) CARTERA

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

b.1) CARTERA VIGENTE

	2001 Bs	2000 (Reexpresado) Bs
Adelantos en cuenta corriente	19.116.426	30.602.449
Documentos descontados	6.403.144	10.284.048
Préstamos a plazo fijo	128.136.800	-
Préstamos amortizables	1.093.816.061	2.229.745.400
Deudores por venta de bienes a plazo	168.480	-
Deudores por tarjetas de crédito	35.183.066	42.975.317
Préstamos hipotecarios	434.432.512	
Deudores por cartas de crédito diferidas	6.418.716	28.505.092
Deudores por cartas de créditos diferidas con BCB	21.007.868	50.300.558
Préstamos con recursos del Banco Central de Bolivia	9.387.536	16.374.952
Préstamos con Recursos de entidades de 2do Piso	70.430.148	98.289.549
Préstamos con recursos de entidades del exterior	56.154.988	97.741.880
Préstamos reprogramados con recursos propios (PRE)	8.331.474	29.558.479
Bonos de reactivación NAFIBO	953.400	1.654.668
Préstamos reprogramados revertidos (PRE)	132.957	-
Préstamos reprogramados otros NAFIBO	2.471.371	-
Otros préstamos reprogramados	334.913.623	-
Préstamos reprogramados FERE recursos propios	66.091.179	-
Préstamos reprogramados FERE recursos NAFIBO	67.542.243	-
	2.361.091.992	2.636.032.392

b.2) CARTERA CON ATRASO A 30 DIAS

	2001 Bs	2000 (Reexpresado) Bs
Adelantos en cuenta corriente	53.863	111.536
Documentos descontados	-	136.200
Préstamos amortizables	13.647.693	29.442.782
Deudores por tarjetas de crédito	1.156.263	1.159.028
Préstamos hipotecarios	8.895.764	-
Deudores por cartas de crédito diferidas	90.931	-
Deudores por cartas de crédito diferidas con BCB	171.003	-
Prestamos con Recursos de entidades de 2do Piso	944.836	368.223
Préstamos con recursos de entidades del exterior	28.739	12.034.120
Prestamos reprogramados con recursos propios (PRE)	190.815	-
Bonos de reactivación NAFIBO	27.240.000	-
Otros préstamos reprogramados	16.257.508	-
Préstamos reprogramados FERE recursos propios	953.400	-
	69.630.815	43.251.889

b.3) CARTERA VENCIDA

	2001 Bs	2000 (Reexpresado) Bs
Documentos descontados	79.759	122.580
Préstamos a plazo fijo	6.803.799	-
Préstamos amortizables	11.531.193	25.674.835
Deudores por tarjetas de crédito	306.841	297.224
Préstamos hipotecarios	5.082.523	-
Préstamos con recursos de entidades de 2do Piso	-	709.579
Préstamos con recursos de entidades del exterior	-	5.492.481
Préstamos reprogramados con recursos propios (PRE)	269.528	-
Otros préstamos reprogramados	5.352.642	-
	29.426.285	32.296.699

b.4) CARTERA EN EJECUCION

	2001 Bs	2000 (Reexpresado) Bs
Adelantos en cuentas corrientes	2.081.163	1.953.039
Documentos descontados	219.575	110.356
Préstamos a plazo fijo	12.082.365	-
Préstamos amortizables	107.494.163	129.968.136
Deudores por tarjetas de crédito	7.359.826	7.001.731
Préstamos hipotecarios	26.887.087	-
Deudores por cartas de crédito	2.472.861	225.981
Préstamos con recursos del B.C.B.	819.471	1.312.088
Préstamos con recursos de otros financiamientos internos	1.049.665	1.049.665
Préstamos con recursos de entidades de 2do piso	30.350.834	15.876.699
Préstamos con recursos de entidades del exterior	20.200.849	16.866.072
Deudores por garantías	146.497	2.902.686
Préstamos reprogramados con recursos propios (PRE)	2.736.603	-
Otros préstamos reprogramados	27.803.840	-
	241.704.799	177.266.453

b.5) PREVISION PARA CARTERA INCOBRABLE

	2001 Bs	2000 (Reexpresado) Bs
Previsión específica para cartera vigente	6.772.570	26.411.022
Previsión específica para cartera con atraso a 30 días	2.990.346	1.244.569
Previsión específica para cartera vencida	1.400.048	237.876
Previsión específica para cartera en ejecución	137.929.938	86.961.608
	149.092.902	114.855.075

b.5) PREVISION PARA CARTERA INCOBRABLE (Cont.)

Clasificación de la cartera por tipo de crédito

Al 31 de diciembre de 2001 (Expresado en bolivianos)

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
Crédito Comercial	1.773.108.835	60.122.149	22.493.734	201.855.689	230.698.382	118.960.481
Crédito Hipotecario de Vivienda	427.912.855	5.502.885	4.665.272	23.510.200	-	13.755.120
Microcrédito no garantizado	4.504.463	341.602	110.029	1.093.292	-	1.060.052
Microcrédito debidamente garantizado	3.061.583	171.300	208.608	1.516.358	-	1.323.835
Crédito de Consumo no garantizado	145.648.282	3.211.524	1.893.659	12.827.982	86.670.173	13.740.451
Crédito de Consumo debidamente garantizado	6.855.974	281.355	54.983	901.278	-	931.004
TOTALES	2.361.091.992	69.630.815	29.426.285	241.704.799	317.368.555	149.770.943

Al 31 de diciembre de 2000 (Reexpresado)

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
Crédito Comercial	2.112.334.804	34.826.030	30.013.938	154.056.160	344.996.183	96.207.191
Crédito Hipotecario de Vivienda	351.975.296	5.535.278	1.321.828	10.206.054	-	8.603.017
Microcrédito no garantizado	7.975.543	326.584	165.904	1.034.148	-	1.062.440
Microcrédito debidamente garantizado	7.229.844	279.988	70.662	1.386.515	-	1.369.059
Crédito de Consumo no garantizado	146.190.720	1.912.361	589.654	9.692.920	90.461.377	9.032.558
Crédito de Consumo debidamente garantizado	10.326.185	371.648	134.713	890.656	-	926.278
TOTALES	2.636.032.392	43.251.889	32.296.699	177.266.453	435.457.560	117.200.543

b.5) PREVISION PARA CARTERA INCOBRABLE (Cont.)

Clasificación de la cartera por sector económico

Al 31 de diciembre de 2001 (Expresado en bolivianos):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
Agricultura	63.856.183	2.508.604	1.978.022	6.080.658	38.136	4.153.133
Ganadería y actividades de servicios conexas	-	-	-	-	-	-
Caza, silvicultura y pesca	474.244	-	-	-	-	-
Explotación minas y canteras	14.071.240	-	284.646	766.441	759.315	709.667
Industrias manufactureras	545.532.194	43.881.620	7.528.215	78.932.264	17.297.822	45.946.027
Prod.y distrib.de electricidad,gas y agua	13.109.365	-	-	-	567.049	708
Construcción y trabajos relacionados	355.592.441	3.878.698	1.368.048	49.914.208	27.858.960	26.685.950
Comercio al por mayor y menor	551.130.473	8.794.977	11.571.803	54.141.674	117.784.091	34.672.354
Hoteles y restaurantes	79.411.847	55.111	195.205	2.934.521	20.430	1.398.544
Transporte, almacenamiento y comunicación	108.720.952	1.172.175	576.171	11.364.074	9.630.103	8.971.068
Intermediación financiera	67.098.183	3.241.113	484.333	11.793.933	98.665.844	11.290.238
Actividades inmobiliarias de alquiler administ.	435.665.002	4.487.754	4.907.524	22.125.158	30.947.353	13.189.960
Informática, investigación y desarrollo	-	-	-	-	-	-
Servicios profesionales	-	-	-	-	-	-
Adm.pública defensa seguridad social	3.948.173	-	-	-	1.168.144	11.051
Enseñanza	39.459.258	1.068.482	125.011	446.754	346.724	439.663
Actividades relacionadas con salud y servicios	83.022.437	542.281	407.307	3.205.114	12.284.584	2.302.580
Otras actividades de servicios	-	-	-	-	-	-
TOTALES	2.361.091.992	69.630.815	29.426.285	241.704.799	317.368.555	149.770.943

Al 31 de diciembre de 2000 (Reexpresado):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
Agricultura	6.034.224	129.334	-	1.432.318	8.098	1.444.308
Ganadería y actividades de servicios conexas	70.596.124	882.173	1.143.880	3.059.615	213.848	1.611.693
Caza silvicultura y pesca	85.125	-	-	-	-	-
Explotación minas y canteras	10.696.945	-	-	781.088	4.181.141	760.839
Industrias manufactureras	592.810.547	2.612.087	7.976.347	43.015.585	17.595.971	18.177.083
Prod.y distrib.de electricidad,gas y agua	13.699.039	-	-	-	1.970.391	1.164
Construcción y trabajos relacionados	654.991.398	5.983.214	5.624.488	31.827.688	73.602.119	14.018.378
Comercio al por mayor y menor	852.878.794	24.445.898	15.081.938	74.369.883	166.035.759	62.153.986
Hoteles y restaurantes	76.415.245	1.833.740	197.982	968.552	136.200	855.620
Transporte, almacenamiento y comunicación	66.393.005	1.208.523	1.430.100	7.426.770	8.816.055	3.788.260
Intermediación financiera	27.824.609	402.962	396.461	3.253.543	12.770.732	3.065.564
Actividades inmobiliarias de alquiler administ.	5.304.629	-	-	51.075	-	58.062
Informática, investigación y desarrollo	1.047.711	-	14.890	30.012	86.341	35.428
Servicios profesionales	80.692.381	1.661.981	83.256	1.064.489	33.668.953	1.552.027
Adm.pública defensa seguridad social	19.050.419	244	-	-	420.191	166.012
Enseñanza	40.169.071	1.878.854	-	105.478	209.992	163.216
Actividades relacionadas con salud y servicios	25.421.395	222.280	24.578	1.028.498	189.570	1.528.227
Otras actividades de servicios	91.921.731	1.990.599	322.779	8.851.859	115.552.199	7.820.676
TOTALES	2.636.032.392	43.251.889	32.296.699	177.266.453	435.457.560	117.200.543

b.5) PREVISION PARA CARTERA INCOBRABLE (Cont.)

Clasificación de la cartera por tipo de garantía

Al 31 de diciembre de 2001 (Expresado en bolivianos):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
Garantías Bancarias	24.125.813	-	-	-	8.469.712	82
Depósitos en la Entidad Financiera	24.645.724	91.604	177.060	19.491	30.828.427	75.917
Garan. Hip. Inmuebles Urbanos	1.503.507.335	51.430.694	18.095.676	148.864.005	37.196.070	65.131.013
Garan. Hip. Inmuebles Rurales	154.439.292	2.684.622	1.116.232	16.704.993	9.967.447	12.333.086
HIP VEH	51.346.973	1.947.377	711.154	6.258.974	196.212	6.245.915
Garan. Hip. Aeronaves	1.929.500	-	-	-	-	-
Prendaria con Desplazamiento	13.999.097	-	-	-	-	-
Prendaria sin Desplazamiento	196.840.117	10.129.647	6.730.662	37.960.356	39.221.542	13.434.844
Garantías Títulos Valor	35.351.576	-	-	-	320.070	-
Bonos de Prenda	23.252.307	-	-	-	-	-
Concesiones mineras	44.003.077	-	-	-	-	-
Otras Garantías	20.224.825	1.683	44.542	25.177	16.242.897	10.235
Garantía Personal	153.863.577	2.444.943	1.453.493	18.102.745	95.781.307	29.824.878
Sin Garantías	113.562.779	900.245	1.097.466	13.769.058	79.144.871	22.714.973
TOTALES	2.361.091.992	69.630.815	29.426.285	241.704.799	317.368.555	149.770.943

Al 31 de diciembre de 2000 (Reexpresado):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
Garantías Bancarias	23.805.506	-	-	-	6.711.490	425
Depósitos en la Entidad Financiera	77.162.107	23.827	-	-	29.862.269	1.945
Garan. Hip. Inmuebles Urbanos	1.561.220.625	32.021.282	22.958.414	96.838.549	49.211.193	59.246.743
Garan. Hip. Inmuebles Rurales	180.918.698	2.382.301	1.969.423	9.945.080	10.546.051	4.818.509
HIP VEH	37.735.453	1.567.821	656.736	4.306.552	211.110	4.439.538
Garan. Hip. Aeronaves	2.684.958	-	-	-	-	87.211
Prendaria con Desplazamiento	1.069.314	-	-	-	-	-
Prendaria sin Desplazamiento	274.591.013	288.861	63.247	35.767.338	49.929.800	8.249.151
Garantías Títulos Valor	11.524.224	-	-	-	461.507	-
Bonos de Prenda	18.338.602	207.705	-	-	518.250	-
Otras Garantías	657.126	-	-	25.177	-	-
Garantía Personal	282.876.503	2.695.556	2.193.407	16.655.712	202.255.443	20.153.736
Sin Garantías	163.448.263	4.064.536	4.455.472	13.728.045	85.750.447	20.203.285
TOTALES	2.636.032.392	43.251.889	32.296.699	177.266.453	435.457.560	117.200.543

b.5) PREVISION PARA CARTERA INCOBRABLE (Cont.)

Clasificación de la cartera según la calificación de créditos, en montos y porcentajes

Al 31 de diciembre de 2001 (Expresado en bolivianos):

Calificación	Vigente		Con atraso hasta 30 días		Vencida		En ejecución		Contingente		Previsión	
	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%
1. Normal	1.987.456.907	84%	8.763.898	13%	67.680	0%	-	0%	292.529.495	92%	1.019.251	1%
2. C/Prob. potenciales	298.751.234	13%	12.853.637	18%	8.169.011	28%	-	0%	20.801.082	7%	291.833	0%
3. Deficiente	63.142.521	3%	30.962.958	44%	17.932.334	61%	18.650.171	8%	3.135.995	1%	598.600	0%
4. Dudoso	5.474.436	0%	15.825.890	23%	2.467.987	8%	107.990.752	45%	137.209	0%	46.259.356	31%
5. Perdido	6.266.894	0%	1.224.432	2%	789.273	3%	115.063.876	47%	764.774	0%	101.601.903	68%
Total	2.361.091.992	100%	69.630.815	100%	29.426.285	100%	241.704.799	100%	317.368.555	100%	149.770.943	100%

Al 31 de diciembre de 2000 (Reexpresado):

Calificación	Vigente		Con atraso hasta 30 días		Vencida		En ejecución		Contingente		Previsión	
	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%
1. Normal	2.246.584.153	85%	22.617.555	53%	5.319.843	16%	204.300	0%	385.142.511	88%	6.224.337	5%
2. C/Prob. potenciales	269.556.963	10%	9.704.981	22%	3.222.779	10%	201.257	0%	48.296.830	12%	4.385.635	4%
3. Deficiente	94.891.369	4%	7.878.646	18%	21.863.304	68%	7.623.261	4%	1.516.955	0%	9.876.998	8%
4. Dudoso	19.754.540	1%	2.230.622	5%	698.669	2%	79.904.527	45%	229.301	0%	7.999.570	7%
5. Perdido	5.245.367	0%	820.085	2%	1.192.104	4%	89.333.108	51%	271.963	0%	88.714.003	76%
Total	2.636.032.392	100%	43.251.889	100%	32.296.699	100%	177.266.453	100%	435.457.560	100%	117.200.543	100%

Concentración crediticia por número de clientes, en montos y porcentajes

Al 31 de diciembre de 2001 (Expresado en bolivianos):

	Vigente		Con atraso hasta 30 días		Vencida		En ejecución		Contingente		Previsión	
	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%
1 a 10 Mayores	362.548.855	15%	27.240.000	39%	6.431.667	22%	-	0%	34.655.766	11%	-	0%
11 a 50 Mayores	515.986.528	22%	16.106.041	23%	1.778.393	6%	70.784.997	29%	79.995.481	25%	35.938.489	24%
51 a 100 Mayores	263.841.088	11%	3.243.223	5%	8.406.324	29%	57.057.650	24%	49.429.005	16%	31.648.690	21%
Otros	1.218.715.521	52%	23.041.551	33%	12.809.901	43%	113.862.152	47%	153.288.303	48%	82.183.764	55%
Total	2.361.091.992	100%	69.630.815	100%	29.426.285	100%	241.704.799	100%	317.368.555	100%	149.770.943	100%

Al 31 de diciembre de 2000 (Reexpresado):

	Vigente		Con atraso hasta 30 días		Vencida		En ejecución		Contingente		Previsión	
	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%
1 a 10 Mayores	377.028.653	14%	-	0%	-	0%	-		84.238.140	19%	1.694.189	1%
11 a 50 Mayores	600.887.436	23%	-	0%	6.810.000	21%	56.257.118	32%	132.014.885	30%	17.623.172	16%
51 a 100 Mayores	337.417.724	13%	18.048.564	42%	8.185.716	25%	39.160.025	22%	46.971.878	11%	23.117.195	19%
Otros	1.320.698.579	50%	25.203.325	58%	17.300.983	54%	81.849.310	46%	172.232.657	40%	74.765.987	64%
Total	2.636.032.392	100%	43.251.889	100%	32.296.699	100%	177.266.453	100%	435.457.560	100%	117.200.543	100%

b.5) PREVISION PARA CARTERA INCOBRABLE (Cont.)

Evolución de la cartera de las tres últimas gestiones al 31 de diciembre de 2001

SITUACION DE LA CARTERA	SALDOS AL 31.12.01	SALDOS AL 31.12.00 (Reexpresado)	SALDOS AL 31.12.99 (Reexpresado)
VIGENTE	2.361.091.992	2.636.032.392	2.832.900.812
ATRASO HASTA 30 DIAS	69.630.815	43.251.889	-
VENCIDA	29.426.285	32.296.699	15.421.436
EJECUCION	241.704.799	177.266.453	139.118.724
CARTERA DIRECTA	2.701.853.891	2.888.847.433	2.987.440.972
CARTERA CONTINGENTE	317.368.555	435.457.560	490.262.167
TOTAL CARTERA	**3.019.222.446**	**3.324.304.993**	**3.477.703.139**
PREVISION ESPECIFICA	149.092.902	114.855.075	70.757.833
PREVISION GENERICA	-	-	-
PREVISION PARA ACTIVOS CONTINGENTES	678.582	2.435.313	1.315.572
TOTAL PREVISIONES	**149.771.484**	**117.290.388**	**72.073.405**
CARGOS POR PREVISION ESPECIFICA PARA INCOBRABILIDAD	51.619.878	51.982.207	38.319.653
PRODUCTOS POR CARTERA (INGRESOS FINANCIEROS)	366.865.876	399.336.052	400.279.876
PRODUCTOS EN SUSPENSO	94.918.491	62.633.978	38.408.682
LINEAS DE CREDITO OTORGADAS Y NO UTILIZADAS	412.906.946	545.336.669	613.981.633
TOTAL DE LINEAS DE CREDITO OTORGADAS	**412.906.946**	**545.336.669**	**613.981.633**
CASTIGOS	21.655.416	20.001.195	17.247.873
NUMERO DE PRESTATARIOS	21.019	21.858	35.862

c) INVERSIONES

c.1) INVERSIONES TEMPORARIAS

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Inversiones en el Banco Central de Bolivia	-	287.743
Depósitos a plazo fijo en entidades financieras del país	3.096.535	8.857.338
Depósitos a plazo fijo en entidades financieras del exterior	1.021.500	21.451.500
Letras y bonos del Tesoro General de la Nación	364.530.940	283.648.421
Participación en fondos comunes de valores	35.273.471	29.606.686
Cuotas de participación Fondo RAL afectados a encaje	303.331.184	313.000.852
Títulos valores en entidades públicas no financieras del país adquiridas con pacto de reventa	5.591.664	279.143
Títulos valores en entidades financieras adquiridas con pacto de reventa	54.164.269	85.419.342
Productos financieros devengados por cobrar	10.145.261	12.536.499
	777.154.824	755.087.524

c.2) INVERSIONES PERMANENTES

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Bonos de deuda externa (netos de previsión por desvalorización de inversiones al 31 de diciembre de 2001 y 2000 por Bs3.881.232 y Bs3.881.232 respectivamente)	3.855.789	2.572.931
Depósitos a plazo fijo en entidades financieras del país	43.341.349	47.289.128
Participación en entidades financieras afines :		
Mercantil de Inversiones Bursátiles S.A.	14.839.489	10.139.268
Inversiones en Administradora de Tarjetas de Crédito - ATC	2.981.605	3.105.347
Warrant Mercantil S.A.	5.346.766	4.565.526
Universal Brokers S.A.	702.808	580.607
SAFI Mercantil S.A.	4.653.475	2.772.033
Bolsa Boliviana de Valores	408.608	408.608
Corporación Andina de Fomento	629.925	629.925
Otras inversiones	1.195.306	1.186.646
Inversiones en otras entidades no financieras:		
Bonos Soboce	-	1.362.000
Bonos Transredes	20.566.200	-
Acciones telefónicas	1.065.102	2.440.652
Otras inversiones	1.735.463	340.623
Compra de títulos valores en mercado secundario	-	13.142
Títulos valores del B.C.B. vendidos con pacto de recompra	-	-
Productos devengados por cobrar	4.032.184	1.901.667
	105.354.069	79.308.103

Al 31 de diciembre de 2001 y 2000 el Banco tiene inversiones en Mercantil de Inversiones Bursátiles S.A. por un valor de Bs14.839.489 y Bs10.139.268, en Universal Brokers S.A. por un valor de Bs702.808 y Bs580.607, en Sociedad Administradora de Fondos de Inversión Mercantil S.A. por un valor de Bs4.653.475 y Bs2.772.033 y en Warrant Mercantil S.A. por un valor de Bs5.346.766 y Bs4.565.526, respectivamente. Las inversiones al 31 de diciembre de 2001 y 2000 están valuadas al valor patrimonial proporcional surgido de los estados financieros al 30 de noviembre de 2001 y 2000 no auditados.

c.2) INVERSIONES PERMANENTES (Cont.)

	SAFI Mercantil S.A.		Mercantil de Inversiones S.A.		Universal Brokers S.A.		Warrant Mercantil S.A.	
	2001	2000	2001	2000	2001	2000	2001	2000
Porcentaje de participación en el Capital	98%	98%	99.99%	99.99%	33%	33%	60,40%	60,40%
Cantidad de acciones poseídas	24.500	24.500	19.998	19.998	1.980	1.980	28.992	28.992
Clase de acciones poseídas	Ordinarias	Ordinarias	Ordinarias	Ordinarias	Comunes	Comunes	Comunes	Comunes
Porcentaje de votos que poseen	98.00%	98.00%	99.99%	99.99%	33,00%	33,00%	60,40%	60,40%
Utilidad (pérdida) de la gestión	2.113.719	113.854	4.582.528	2.310.448	448.863	306.432	794.660	915.502
Resumen de cuentas del balance general:								
Total de activos	6.207.138	3.232.992	129.128.284	119.862.690	3.811.376	3.173.582	10.252.143	9.455.630
Total Pasivos	1.047.953	395.138	114.287.311	109.604.246	1.377.345	1.102.202	1.180.532	1.178.678
Patrimonio Neto	5.159.185	2.837.854	14.840.973	10.258.444	2.434.031	2.071.380	9.071.611	8.276.952
Resumen de cuentas del estados de resultados								
Resultado bruto de la gestión				2.347.050		306.432		946.296
Resultado neto de la gestión	2.113.719	113.854	4.582.528	2.310.448	448.863	306.432	794.660	915.502

d) OTRAS CUENTAS POR COBRAR

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Pagos anticipados	8.849.374	21.284.547
Pago anticipado del impuesto a las transacciones	7.900.000	10.643.300
Gastos por recuperar	5.866.756	4.358.692
Contratos anticréticos	5.437.593	5.327.101
Crédito fiscal - IVA	122.040	138.735
Comisiones por cobrar	23.415	72.332
Certificados tributarios	69.667	4.785.255
Indemnizaciones reclamadas por siniestros	1.678.602	836.274
Otras partidas pendientes de cobro	9.249.342	10.774.159
Previsión para otras cuentas por cobrar	(11.570.881)	(6.429.914)
	27.625.908	51.790.481

e) BIENES REALIZABLES

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Bienes muebles adjudicados		
Dentro del plazo de tenencia	1.331.286	260.448
Excedidos del plazo de tenencia	916.405	725.863
	2.247.691	986.311
Bienes inmuebles adjudicados		
Dentro del plazo de tenencia	25.979.668	9.922.506
Excedidos del plazo de tenencia	17.921.783	12.973.237
	43.901.451	22.895.743
Otros bienes realizables	-	5.906.778
Bienes fuera de uso	81.944	87.467
Subtotal	46.231.086	29.876.299
Previsiones		
Bienes recibidos en recuperación de créditos	(13.246.365)	(6.516.910)
Bienes fuera de uso	(81.944)	(87.467)
Otros bienes realizables	-	(4.036.299)
Subtotal	(13.328.309)	(10.640.676)
	32.902.777	19.235.623

f) BIENES DE USO

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	Valores actualizados		Depreciaciones acumuladas		Valores residuales	
	2001 Bs	2000 (Reexpresado) Bs	2001 Bs	2000 (Reexpresado) Bs	2001 (Reexpresado) Bs	2000 Bs
Terrenos	41.664.505	41.664.504	-	-	41.664.505	41.664.504
Edificios	91.064.132	75.405.017	15.589.713	13.357.166	75.474.419	62.047.851
Mobiliario y enseres	12.846.994	11.721.314	6.767.898	5.767.254	6.079.096	5.954.060
Equipo e instalaciones	20.380.368	18.487.347	10.054.718	8.169.546	10.325.650	10.317.801
Equipos de computación	89.068.432	72.638.759	55.697.717	40.509.542	33.370.715	32.129.217
Vehículos	5.973.977	6.302.470	4.068.466	3.150.825	1.905.511	3.151.645
Obras de arte	733.593	734.601	-	-	733.593	734.601
Obras en construcción	11.999.448	21.580.218	-	-	11.999.448	21.580.218
	273.731.449	248.534.230	92.178.512	70.954.333	181.552.937	177.579.897

f) BIENES DE USO (Cont.)

Al 31 de diciembre de 2001 y 2000, los resultados registran la depreciación de activos fijos por Bs22.052.549 y Bs16.210.150, respectivamente.

Conforme a disposiciones legales en vigencia y principios de contabilidad generalmente aceptados en Bolivia, está permitida la revalorización técnica de activos fijos. En este sentido, el Banco encargó a Price Waterhouse, Consultores de Empresas Ltda. la realización de un estudio de revalorización técnica de terrenos y edificios. La mencionada firma entregó su informe el 20 de abril de 1995, el mismo que establece un incremento de valor en los terrenos de Bs3.672.316 y en los edificios de Bs7.242.567, haciendo un total de Bs10.914.883, equivalente a US$ 2.036.359 al tipo de cambio de esa fecha.

La Junta General Extraordinaria de Accionistas realizada el 21 de julio de 1995, aprobó el informe de revalorización técnica de activos fijos y autorizó su incorporación a los registros contables del Banco. Sin embargo, la Superintendencia de Bancos y Entidades Financieras, en fecha 14 de septiembre de 1995, desautorizó la contabilización de dicho revalúo, instruyendo la reversión del respectivo asiento contable.

Si el Banco hubiera contabilizado el revalúo antes mencionado, su patrimonio neto al 31 de diciembre de 2001, sería de aproximadamente US$ 59.600.000.

g) OTROS ACTIVOS

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Bienes diversos :		
Papelería, utiles y materiales de servicio	2.217.985	2.929.814
Otros varios	22.591	24.172
Cargos diferidos	14.030.776	10.976.712
Partidas pendientes de imputación :		
Remesas en tránsito	7.494.934	7.201.974
Fondos asignados a cajeros automáticos	49.550.384	25.873.960
Partidas pendientes por tarjetas de crédito	2.758.338	3.911.701
Fallas de caja	166.123	19.057
Operaciones pendientes por liquidar	200	5.477.147
Otras partidas pendientes	2.099.715	4.791.827
	78.341.046	61.206.364

Las amortizaciones de cargos diferidos cargados a resultados del ejercicio fueron por Bs4.967.753 y Bs439.473, al 31 de diciembre de 2001 y 2000, respectivamente.

h) OBLIGACIONES CON EL PUBLICO

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Depósitos en cuentas corrientes	691.658.765	639.012.999
Depósitos en cuentas corrientes sin movimiento	3.953.928	5.862.822
Depósitos a la vista	294.622	510.117
Acreedores por documentos de cobro inmediato	98.062	267.471
Cheques certificados	3.021.273	1.863.613
Giros y transferencias por pagar	3.597.991	3.040.156
Cobranzas por reembolsar	-	246.762
Valores y depósitos vencidos	30.399.621	31.094.471
Depósitos judiciales	162.139	325.426
Fondos de terceros para operaciones en el Bolsín	136.600	-
Depósitos en caja de ahorros	883.296.703	746.191.275
Depósitos en caja de ahorros sin movimiento	6.213.930	16.157.453
Depósitos a plazo fijo	1.381.517.308	1.674.730.538
Retenciones judiciales	4.359.770	5.749.988
Cuentas corrientes clausuradas	3.438.822	2.708.920
Depósitos a plazo fijo afectados en garantía	42.728.082	28.345.701
Depósitos en garantía prepago cartas de crédito	392.154	1.175.931
Otros depósitos en garantía	6.074.406	4.829.481
Cargos devengados por pagar	44.387.546	55.294.811
	3.105.731.722	3.217.407.935

i) OBLIGACIONES CON INSTITUCIONES FISCALES

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Cheques certificados	55.102	58.816
Giros y transferencias por pagar	3.399	3.628
Depósitos por tributos fiscales	18.969.194	22.208.247
Depósitos judiciales	503.301	537.221
Cheques funcionario público	1.669	-
	19.532.665	22.807.912

j) OBLIGACIONES CON BANCOS Y ENTIDADES DE FINANCIAMIENTO

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Obligaciones con Bancos y entidades de financiamiento a la vista		
Depósitos en cuentas corrientes de traspaso de entidades financieras no bancarias	7.215.332	7.842.938
Cuotas de participación de fondos RAL de traspaso de entidades no financieras	18.690.570	17.613.785
Obligaciones con el Banco Central de Bolivia a corto plazo	-	17.173.808
Cartas de crédito diferidas con el Banco Central de Bolivia	21.007.868	50.978.443
	46.913.770	93.608.974
Obligaciones con otras entidades financieras		
Obligaciones a la vista		
Financiamientos externos a corto plazo	-	12.497.283
Financiamientos externos a mediano plazo	1.135.000	113.649
Financiamientos externos a largo plazo	148.220.017	180.394.211
Corresponsales por cartas de crédito diferidas a corto plazo	6.418.716	27.827.207
Obligaciones con entidades financieras de segundo piso	153.948.291	101.251.607
Obligaciones con otras entidades financieras	37.490.443	68.655.361
Cargos financieros devengados por pagar	6.892.374	9.889.511
	354.104.841	400.628.829
	401.018.611	494.237.803

k) OTRAS CUENTAS POR PAGAR

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Intermediación financiera	901.926	389.170
Diversas:		
Cheques de Gerencia	13.106.862	11.047.169
Retenciones por orden de autoridades públicas	1.150	3.089
Acreedores fiscales por retenciones a terceros	914.660	1.488.704
Acreedores fiscales por impuestos a cargo de la entidad	1.888.604	2.305.165
Comisiones por pagar	70.692	41.744
Dividendos por pagar	606.812	388.675
Acreedores varios:		
Partidas por cajeros ATM	-	3.767.062
Ingresos diferidos	220.283	-
Fondo de Pensiones de la Banca	-	377.935
Otras diversas	27.359.940	8.977.875
Provisiones :		
Previsión para indemnizaciones	14.321.755	16.484.585
Provisión IUE	7.900.000	6.815.337
Provisión para IPBIVA	556.702	316.009
Provisiones administrativas	2.182.537	732.788
Partidas pendientes de imputación:		
Remesas en tránsito	13.059.909	9.202.106
Fallas de caja	269.349	240.209
Operaciones por liquidar	51.947	35.953
Operaciones fuera de hora	10.462	10.462
Otras partidas pendientes de imputación	8.280	1.443.716
	83.431.870	64.067.753

l) PREVISIONES

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Previsión específica para activos contingentes	678.041	2.345.468
Previsión genérica para activos contingentes	541	89.845
	678.582	2.435.313

m) OBLIGACIONES SUBORDINADAS

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Obligaciones subordinadas con:		
Entidades financieras del país	24.516.000	28.602.000
Entidades financieras del exterior	10.215.000	10.215.000
Cargos devengados por pagar	1.370.296	1.438.928
	36.101.296	40.255.928

n) INGRESOS Y GASTOS FINANCIEROS

La composición de los ingresos y gastos financieros al 31 de diciembre de 2001 y 2000, es la siguiente:

INGRESOS FINANCIEROS	2001 Bs	2000 (Reexpresado) Bs
Productos por:		
Disponibilidades	955.773	1.624.357
Inversiones temporarias	50.159.914	43.365.956
Cartera vigente	330.923.136	371.206.552
Cartera con atraso 30 días	15.959.064	11.306.956
Cartera vencida	9.210.882	4.195.517
Cartera en ejecución	10.772.794	12.627.027
Otras cuentas por cobrar	256.901	498.143
Inversiones permanentes	6.013.772	25.260.988
Comisión cartera contingente	8.655.697	9.109.745
	432.907.933	479.195.241

GASTOS FINANCIEROS	2001 Bs	2000 (Reexpresado) Bs
Cargos por:		
Obligaciones con el público	151.859.407	216.497.680
Obligaciones con instituciones fiscales	-	1.034
Obligaciones con bancos y entidades de financiamiento	36.409.834	53.145.895
Otras cuentas por pagar	116.696	580.674
	188.385.937	270.225.283

o) RECUPERACIONES DE ACTIVOS FINANCIEROS

La composición de las recuperaciones de activos financieros al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Por recuperación de activos financieros castigados	5.119	182.798
Por disminución previsión de cartera y otras cuentas por cobrar	4.890.157	7.913.425
Por disminución previsión de inversiones permanentes	-	152.362
	4.895.276	8.248.585

p) CARGOS POR INCOBRABILIDAD Y DESVALORIZACION DE ACTIVOS FINANCIEROS

La composición de los cargos por incobrabilidad y desvalorización de activos financieros 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Cargo por previsión para cartera incobrable	58.417.268	55.805.091
Cargo por pérdidas en inversiones temporarias	425.898	-
Cargo por pérdidas en inversiones permanentes financieras	19.156	-
Castigo de productos financieros cartera	10.948.220	10.633.653
	69.810.542	66.438.744

q) OTROS INGRESOS Y GASTOS OPERATIVOS

La composición de otros ingresos y gastos operativos 31 de diciembre de 2001 y 2000 es la siguiente:

OTROS INGRESOS OPERATIVOS	2001 Bs	2000 (Reexpresado) Bs
Comisiones y servicios	32.275.962	30.355.065
Operaciones de cambio y arbitraje	11.137.640	10.307.752
Ingreso de bienes realizables	1.452.188	2.901.739
Inversiones permanentes no financieras	8.770.940	3.864.710
Ingresos operativos diversos	13.898.740	29.254.456
	67.535.470	76.683.722

q) OTROS INGRESOS Y GASTOS OPERATIVOS (Cont.)

OTROS GASTOS OPERATIVOS	2001 Bs	2000 (Reexpresado) Bs
Comisiones y servicios	13.856.939	12.077.570
Gastos de bienes realizables	5.469.547	8.788.855
Pérdida por inversiones permanentes no financieras	112.491	858.333
Gastos operativos diversos	5.813.486	5.302.240
	25.252.463	27.026.998

r) INGRESOS Y GASTOS DE GESTIONES ANTERIORES

La composición del grupo 31 de diciembre de 2001 y 2000, es la siguiente:

INGRESOS DE GESTIONES ANTERIORES	2001 Bs	2000 (Reexpresado) Bs
Ingresos de gestiones anteriores	-	22.123
	-	22.123

GASTOS DE GESTIONES ANTERIORES	2001 Bs	2000 (Reexpresado) Bs
Gastos de gestiones anteriores	144.380	-
	144.380	-

s) GASTOS DE ADMINISTRACION

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Gastos de personal	62.360.843	77.142.335
Servicios contratados	12.867.480	13.203.922
Seguros	2.783.567	2.242.826
Comunicaciones y traslados	10.914.520	9.669.262
Impuestos	18.001.066	17.139.974
Mantenimiento y reparaciones	5.240.462	4.473.016
Depreciación y desvalorización bienes de uso	22.053.782	16.210.150
Amortización de cargos diferidos	4.967.753	439.473
Otros gastos de administración	30.007.061	29.699.035
	169.196.534	170.219.993

t) CUENTAS CONTINGENTES

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Cartas de crédito emitidas a la vista	14.828.416	24.224.213
Cartas de crédito emitidas diferidas	9.027.840	16.132.224
Cartas de crédito con prepago	32.969	270.626
Cartas de crédito confirmadas	306.688	1.023.303
Cartas de crédito Stand By	15.975.610	8.169.787
Avales	22.586.178	38.543.533
Boletas de garantía contragarantizadas	20.144.874	129.223.997
Boletas de garantía no contragarantizadas	138.422.629	120.994.559
Líneas de crédito comprometidas	96.043.351	96.875.318
	317.368.555	435.457.560

u) CUENTAS DE ORDEN

Al 31 de diciembre de 2001 y 2000, existían las siguientes cuentas de orden:

	2001 Bs	2000 (Reexpresado) Bs
Valores y bienes recibidos en custodia	27.119.433	30.413.121
Valores y bienes recibidos en administración	651.450.290	439.848.280
Valores en cobranza	24.942.813	86.224.400
Garantías recibidas:		
Garantías hipotecarias	5.672.133.008	7.034.508.581
Garantías en titulos valores	144.680.506	52.457.754
Garantías prendarias	1.310.294.793	1.656.009.465
Garantías bonos de prenda	50.036.192	21.995.638
Depósitos en la entidad financiera	89.410.728	145.002.866
Garantías de otras entidades financieras	53.624.750	71.210.458
Bienes embargados	49	52
Otras garantías	70.121.084	8.143.645
Cuentas de registro:		-
Líneas de crédito otorgadas y no utilizadas	412.906.947	545.336.669
Líneas de crédito obtenidas y no utilizadas	1.171.218.133	1.110.042.250
Cheques del exterior	563.459	1.100.442
Documentos y valores de la entidad	278.364.666	280.498.994
Cuentas incobrables castigadas	21.655.416	21.338.376
Productos en suspenso	94.918.491	62.633.978
Cartas de crédito notificadas	44.968.354	11.821.182
Otras cuentas de registro	272.439	272.442
	10.118.681.551	11.578.858.593

NOTA 9 - PATRIMONIO

a) CAPITAL PAGADO

El capital autorizado es de Bs228.000.000 dividido en 2.280.000 acciones de Bs100 cada una con derecho a un voto por acción, aprobado por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB N° 111/95 de 29 de Junio de 1995.

La Junta General Extraordinaria de Accionistas celebrada el 12 de abril de 2000 autorizó el incremento del capital pagado de la sociedad a Bs186.922.600 y la Junta General Extraordinaria de Accionistas celebrada el 21 de marzo de 2001 autorizó el incremento del capital pagado de la sociedad a Bs190.864.600. El nuevo capital pagado fue aprobado por la Superintendencia de Bancos y Entidades Financieras mediante resolución N° SB/106/2001 de fecha 27 de agosto de 2001. El registro del incremento en el capital pagado correspondiente a la decisión tomada por los accionistas en fecha 12 de abril de 2000 se realizó en la gestión 2001, una vez obtenida la resolución aprobatoria de la Superintendencia de Bancos y Entidades Financieras.

El valor patrimonial proporcional por cada acción, al 31 de diciembre de 2001 y 2000, es de Bs205.40 y Bs215.61, respectivamente.

b) AJUSTE GLOBAL DEL PATRIMONIO

El movimiento de este rubro se expone en el estado de cambios en el patrimonio neto.

En la cuenta Ajuste global del patrimonio se contabilizan los ajustes por la actualización de las cuentas del patrimonio del Banco.

Los importes de las cuentas que componen el rubro ajustes al patrimonio pueden ser capitalizados o utilizados para absorber pérdidas acumuladas.

c) RESERVAS

Legal

De acuerdo con lo dispuesto por la legislación vigente y los estatutos del Banco, debe destinarse una suma no inferior al 10% de las utilidades líquidas y realizadas del ejercicio al fondo de reserva legal, hasta alcanzar el 50% del capital pagado.

La Junta General Ordinaria de Accionistas, celebrada el 21 de marzo de 2001, decidió constituir la reserva legal por Bs2.555.000 con cargo a las utilidades de la gestión 2000.

La Junta General Ordinaria de Accionistas, celebrada el 12 de abril de 2000, decidió destinar, de las utilidades de la gestión 1999, la suma de Bs4.345.700 para la reserva legal. Hasta el 31 de diciembre de 2000 no se había dado efecto contable a esta decisión. El registro contable de la constitución de la reserva legal de las gestiones 2000 y 1999 fue realizado en la gestión 2001.

Voluntaria

Esta cuenta representa las utilidades acumuladas destinadas a reservas adicionales a las establecidas por disposiciones legales y/o estatutarias.

NOTA 10 - PONDERACION DE ACTIVOS Y CONTINGENTES

La ponderación de activos a nivel consolidado es la siguiente:

Al 31 de diciembre de 2001:

Código	Nombre	Saldo Activo Bs	Coeficiente de riesgo	Activo Computable Bs
Categoría I	Activos con cero riesgo	1.385.518.014	0.00	-
Categoría II	Activos con riesgo de 10%	-	0.10	-
Categoría III	Activos con riesgo de 20%	449.050.873	0.20	89.810.175
Categoría IV	Activos con riesgo de 50%	473.847.082	0.50	236.923.541
Categoría V	Activos con riesgo de 75%	-	0.75	-
Categoría VI	Activos con riesgo de 100%	2.698.931.278	1.00	2.698.931.278
Totales		5.007.347.247		3.025.664.994
10% sobre Activo computable				302.566.499
Patrimonio Neto				383.081.760
Excedente/ (Déficit) Patrimonial				80.515.261
Coeficiente de Suficiencia Patrimonial				12,66%

Al 31 de diciembre de 2000 (Reexpresado):

Código	Nombre	Saldo Activo Bs	Coeficiente de riesgo	Activo Computable Bs
Categoría I	Activos con cero riesgo	833.737.084	0.00	-
Categoría II	Activos con riesgo de 10%	-	0.10	-
Categoría III	Activos con riesgo de 20%	903.584.167	0.20	180.716.833
Categoría IV	Activos con riesgo de 50%	560.154.956	0.50	280.077.478
Categoría V	Activos con riesgo de 75%	73.358.606	0.75	55.018.955
Categoría VI	Activos con riesgo de 100%	2.740.734.303	1.00	2.740.734.303
Totales		5.111.569.116		3.256.547.569
10% sobre Activo computable				325.654.757
Patrimonio Neto				398.160.065
Excedente/ (Déficit) Patrimonial				72.505.308
Coeficiente de Suficiencia Patrimonial				12,23%

NOTA 11 - CONTINGENCIAS

El Banco declara no tener contingencias probables de ninguna naturaleza, más allá de las registradas contablemente.

NOTA 12 - HECHOS POSTERIORES

Con posterioridad al 31 de diciembre de 2001 no se han producido hechos o circunstancias que afecten en forma significativa los presentes estados financieros.

NOTA 13 - AMBITO DE CONSOLIDACION

El Banco posee interés mayoritario en "Mercantil de Inversiones Bursátiles S.A. - MIBSA", "Sociedad Administradora de Fondos de Inversión Mercantil S.A. - SAFIMSA" y en "Warrant Mercantil S.A. - WAMSA", y ejerce control sobre "Universal Brokers S.A.". Debido a que al 31 de diciembre de 2001 y 2000 dichas inversiones no son significativas respecto a la posición financiera y patrimonial del Banco ni a los resultados de dichos ejercicios, los estados financieros de estas empresas no han sido consolidados con los estados financieros del Banco como lo requiere la Norma de Contabilidad N° 8 del Colegio de Auditores de Bolivia.

Eduardo Quintanilla	Heriberto Isnado	Archibald F.J. Sears
Presidente	Auditor Financiero	Síndico


"**Apoyar** a quienes
construyen cimientos
no es sólo un estímulo,
es un orgullo"



rme del Síndico

2001 Informe del Síndico

BANCO MERCANTIL
BOLIVIA



Informe del Síndico

La Paz, 17 de abril de 2002

A los señores
Accionistas del
Banco Mercantil S.A.
Presente.-

Señores Accionistas:

Cumpliendo las disposiciones legales contenidas en el Código de Comercio, en la Ley de Bancos y Entidades Financieras y en los Estatutos del Banco Mercantil S.A., he examinado la Memoria Anual, el Balance General, el Estado de Resultados y el Dictamen de los Auditores Externos elaborado por la firma PricewaterhouseCoopers, correspondiente a la gestión 2001.

Consecuentemente, me corresponde presentar a consideración de la Junta General de Accionistas el siguiente informe:

En mi opinión, el Balance General y el Estado de Resultados reflejan razonablemente la situación financiera y patrimonial del Banco Mercantil S.A. al 31 de diciembre de 2001 y el resultado de sus operaciones durante el año que finalizó en la fecha indicada.

Por estas consideraciones, me permito recomendar a la Junta General de Accionistas la aprobación de dicho Balance General y Estado de Ganancias y Pérdidas al 31 de diciembre de 2001.

Atentamente,

Archibald F. J. Sears
Síndico




de Accion
2001 Nómina de Accionistas
BANCO MERCANTIL
BOLIVIA

Nombre o Razón Social del Accionista	Nacionalidad	Cantidad de Acciones
AGUIRRE RODRIGUEZ CARLOS	Boliviana	1
AGUIRRE VICTORIA RODRIGUEZ DE	Boliviana	1
AGUIRRE BASTOS CARLOS	Boliviana	32
AGUIRRE BASTOS FERNANDO	Boliviana	312
ARTEAGA AMALIA IRIGOYEN DE	Boliviana	68
ARTEAGA CABRERA MOISES	Boliviana	68
ARTEAGA IRIGOYEN JOSE DUILIO	Boliviana	58
ARTEAGA IRIGOYEN MARIA XIMENA	Boliviana	50
AZCUI DANIELA RIVERO VDA. DE	Boliviana	371
BAILEY MA.ELENA DEL CARMEN JAUREGUI DE	Boliviana	363
BISA ADMINISTRADORA DE FONDOS DE INVERSION S.A. (BISA SAFI S.A.) BISA CAPITAL FIA	Boliviana	108
BALLIVIAN AGUIRRE MARIA INES	U.S.A.	1
BANCO DE COCHABAMBA	Boliviana	2,109
BARRON ZELAYA ROSA	Boliviana	95
BERTHIN FLORES GONZALO	Boliviana	4
BOHRT BLANCA ARTIEDA DE	Boliviana	61
BOZO TARIFA ADELIO	Boliviana	423
CALVO PACHECO MARTHA SUSANA	Boliviana	33
COMPANIA DE INVERSIONES "LOS ALAMOS" S.A.	Boliviana	382,339
COMPANIA INVERSORA "EASTON" S.A.	Boliviana	382,339
CUADROS M. ALFREDO	Boliviana	11
DE LA ROCHA SARA VILLEGAS DE	Boliviana	266
FAVERO R. MARY DEL C.	Boliviana	480
FORTALEZA SAFI S.A. FONDO DE INVERSION PRO PRODUCE GANANCIA	Boliviana	371
FERNANDEZ ARROYO JORGE	Boliviana	189
GONZALES VELEZ L. MARIA ANGELICA	Boliviana	50
GONZALES VELEZ L. MARIA ELOISA	Boliviana	252
GONZALES VELEZ L. MARIA ROSA	Boliviana	180
GRACE Y CIA. (BOLIVIA) S.A.	Boliviana	406
HERRERA T. MARTHA	Boliviana	180
HERRERA T. SERGIO	Boliviana	180
HERRERO MARIA	Boliviana	37
INCHAUSTE HORTENSIA ZELAYA DE	Boliviana	95

Nombre o Razón Social del Accionista	Nacionalidad	Cantidad de Acciones
INVERSIONES "ZUBAT" S.A.	Boliviana	212,395
ITURBE CORINA CALVO PACHECO DE	Boliviana	33
INVERSIONES OVENDAL S.A. INVOSA	Boliviana	595,254
INVERSIONES JAEM & CIA S.A. INJECIA S.A.	Boliviana	226,834
JAUREGUI ALVAREZ JULIO EZEQUIEL RAMIRO	Boliviana	363
JAUREGUI CUSICANQUI JULIO VENTURA	Boliviana	726
LINALE NICOLA	Boliviana	186
LORINI ALBORTA JOSE	Boliviana	50
LORINI JUAN ENRIQUE	Boliviana	11
LORINI SAENZ JORGE EDUARDO	Boliviana	11
MANDRAFINA S.A.	Panameña	53,132
MERCADO GARCIA FEDERICO	Boliviana	279
MERCADO MELVA PALAZUELOS DE	Boliviana	179
MERCADO PALAZUELOS GEMA	Boliviana	179
MERCADO PALAZUELOS JORGE	Boliviana	387
MIRANDA BERRIOS RUFFO	Boliviana	179
NOGALES HORTENSIA RODRIGUEZ VDA. DE	Boliviana	371
OLMOS ZAPATA EDWIN	Boliviana	124
OVIEDO SALAS MARIO	Boliviana	252
PANAMERICAN SECURITIES S.A.	Boliviana	92
PARADA PEDRIEL OSCAR	Boliviana	11
PRUDENCIO CARLOS E.	Boliviana	487
QUINTANILLA YBARNEGARAY EDUARDO	Boliviana	350
QUIROGA RIVAS JULIA	Boliviana	11
RADA MONJE HUGO	Boliviana	38
RADA PABLO DE	Boliviana	3
RENJEL GUZMÁN MARIA SANDRA	Boliviana	13
RENJEL GUZMÁN MARIA DANIELA	Boliviana	13
RENJEL GUZMÁN MARIA FLAVIA	Boliviana	13
RIVERA APARICIO ANGEL	Boliviana	255
RODRIGUEZ CASAS GABRIELA	Boliviana	586
RODRIGUEZ RIVAS JAVIER	Boliviana	11
SALAUES ALMARAZ JUAN CARLOS	Boliviana	16,451
SALAZAR SALMON HUGO	Boliviana	188
SANCHEZ BUSTAMANTE ELVIRA PEROU VDA. DE	Boliviana	313

Nombre o Razón Social del Accionista	Nacionalidad	Cantidad de Acciones
TREPP MARTHA SUSY CARRASCO DE	Boliviana	50
UNZUETA ZEGARRA EMILIO	Boliviana	24,677
URIOSTE ARMANDO J. DE	Boliviana	187
UGALDE MARIA EUGENIA OTERO DE	Boliviana	30
VALDES ANDREATTA ALBERTO A.	Boliviana	112
VALDES ANDREATTA SUSANA	Boliviana	232
VALDES LOMA ALBERTO	Boliviana	401
VEGA C. JUAN	Boliviana	726
VELASCO V. TERESA	Boliviana	255
VILLEGAS VARGAS HUGO	Boliviana	125
VILLEGAS VARGAS PATRICIA	Boliviana	125
WENDE FRANKEL ERNESTO	Boliviana	169
ZELAYA AUGUSTO N.	Boliviana	119
ZUAZO CHAVEZ JAVIER	Boliviana	125
TOTALES		1,908,646


"Nuestro **propósito**
es tender puentes,
no barreras"



cinas Agencias

2001 Oficinas Centrales Sucursales y Agencias

BANCO MERCANTIL BOLIVIA



Oficinas Centrales, Sucursales y Agencias

LA PAZ

- **Casa Matriz**
  Calle Ayacucho esq. Mercado No. 295
  Central Piloto: 2315131
  Casilla: 423
- **Agencia Edificio Electra**
  Calle Mercado
  Edificio Electra No. 1190
  Teléfono: 2315131
- **Agencia Eloy Salmón**
  Calle Eloy Salmón No. 820
  Teléfono: 2450472
- **Agencia Hotel Ritz**
  Plaza Isabel La Católica
  Apart Hotel Ritz
  Teléfono: 2433088
- **Agencia Villa Fátima**
  Av. Las Américas Local No. 2
  (Ex - fábrica de Chocolates Corona)
  Teléfono: 2210883
- **Agencia Ceja El Alto**
  Av. Franco Valle No. 35
  casi esquina calle # 2
  Villa 12 de Octubre
  Teléfono: 2821980
  (El Alto)
- **Agencia Camacho**
  Av. Camacho esq. Loayza
  Edif. Sainz No.1389
  Teléfono: 2201625
- **Agencia Miraflores**
  Calle Díaz Romero esq. Gamarra y Av. Busch
  Teléfono: 2246245
  (Miraflores)
- **Agencia Pérez Velasco**
  Plaza Pérez Velasco No. 791
  Teléfono: 2317307
- **Agencia Garita de Lima**
  Tumusla No. 787
  Teléfono: 2457256
- **Agencia San Miguel**
  Av. Ballivián esq. Calle 21 No. 1426
  Teléfono: 2795750
  (Calacoto)
- **Agencia Kollasuyo**
  Av. Kollasuyo No. 1242
  entre José María Zinc y Gral. Ángel Bavia
  Teléfono: 2384188
  (Zona Cementerio)

COCHABAMBA

- **Oficina Central**
  Calle Nataniel Aguirre esq. Calama N°O-201
  Central Piloto: 4251865 – 69
  Casilla: 179
- **Agencia Heroínas**
  Av. Heroínas esq. calle Antezana No. E-745
  Teléfonos: 4250622 – 4250330
- **Agencia Blanco Galindo**
  Av. Blanco Galindo KM 1 No. O-1132
  Teléfonos: 4401160 – 4247980
- **Agencia Norte**
  Av. América esq. Libertador Bolívar
  Teléfonos: 4485481 – 4485478
- **Agencia Quillacollo**
  Av. Gral. Pando esq. calle J. Ballivián s/n
  Teléfono: 4361652
- **Agencia La Cancha**
  Av. San Martín No. 1114
  entre calle Honduras y calle Punata
  Teléfono: 4252768
- **Agencia Recoleta**
  Plazuela U. Anze esq. calle Aniceto Padilla
  Edif. Olmedo Planta Baja s/n
  Teléfono: 4402250

Oficinas Centrales,
Sucursales y Agencias

SANTA CRUZ

- **Oficina Central**
  Av. Irala esq. Av. Velarde
  Central Piloto: 3369000
  Casilla: 1304

- **Agencia René Moreno**
  Calle René Moreno esq. Suárez de Figueroa
  Teléfono: 3340949

- **Agencia Melchor Pinto**
  Av. Melchor Pinto No. 742
  Teléfono: 3365583

- **Agencia La Ramada**
  Av. Grigotá No. 566
  Teléfono: 3542843

- **Agencia Parque Industrial**
  Av. Principal PI Manzano 7
  Diagonal a Gladimar
  Teléfono: 3468268

- **Agencia San Juan de Yapacaní**
  Colonia San Juan de Yapacaní
  Teléfono: 9347002

- **Agencia El Cristo**
  Av. Cristo Redentor esq. Bailón Mercado
  Teléfono: 3423157

- **Agencia Puerto Aguirre**
  Zona Franca Puerto Aguirre
  Teléfono: 9782923

- **Agencia Montero**
  Calle Independencia No. 107
  Teléfono: 9223755

TARIJA

- **Oficina Central**
  Calle 15 de Abril esq. Sucre N° 283
  Central Piloto: 6642346 – 6643356
  Casilla: 1151

- **Agencia Villa Fátima**
  Av. La Paz esquina Av. Belgrano s/n
  Teléfono: 6646732

- **Agencia Yacuiba**
  Calle Comercio esq. San Pedro s/n
  Teléfono: 6830145

- **Agencia Bermejo**
  Calle Cochabamba s/n
  (Hotel Internacional)
  Teléfono: 6963388

ORURO

- **Oficina Central**
  Calle Adolfo Mier esq. Presidente Montes
  Central Piloto: 5252988 – 5252132
  Casilla: 1062

- **Agencia Walter Khon**
  Calle Lizárraga esquina Tarija No. 300
  Teléfono: 5256519
  (Plaza Walter Khon)

SUCRE

- **Oficina Central**
  Calle España No. 18
  Central Piloto: 6443951 – 6443952
  6443938 – 6451442
  Casilla: 143

Oficinas Centrales, Sucursales y Agencias

BENI

- **Oficina Central (Trinidad)**
  Calle Joaquín de Sierra No. 61
  Central Piloto: 4621309 – 4620410
  4622380 – 4621966 – 4620451 –
  4621950.
  Casilla: 160

- **Agencia Riberalta**
  Frente Plaza principal s/n
  Teléfono: 8522920

POTOSI

- **Oficina Central**
  Pasaje Boulevard No. 9
  Central Piloto: 6228085 – 6228888
  Casilla: 56

- **Agencia Villazón**
  Av. J.M. Deheza No. 423
  Teléfono: 5972242

ARGENTINA

- **Oficina de Representación**
  Buenos Aires: Reconquista 520, 6to. Piso
  Teléfonos: 3937118 – 3937119


Banco
"Los **éxitos** de hoy
son cosecha de las
iniciativas sembradas
por los hombres
del pasado"



2001 Bancos Corresponsales

BANCO MERCANTIL
BOLIVIA



Principales Bancos Corresponsales
Diciembre 2001

ALEMANIA
BANK ONE NA
BARCLAYS BANK PLC
BAYERISCHE HYPO VEREINSBANK AG
BERLINER BANK NIEDERLASSUNG DER BANKGESELLSC
BHF BANK
COMMERZBAN AG
DEUTSCHE BANK AG
DRESDNER BANK AG
HAMBURGER SPARKESSE HASPA
HAMBURGISCHE LANDESBANK GIROZENTRALE
LANDESBANK BADEN WUERTTEMBERG
VEREINS UND WESTBANK
WESTALENBANK AG
WESTDEUTSCHE LANDESBANK GIRIZENTRALE

ARGENTINA
ABN AMRO BANK NV
BANCO BISEL SA
BANCO DE GALICIA Y BUENOS AIRES
BANCO DE LA NACION ARGENTINA
BANCO DE LA PROVICIA DE BUENOS AIRES
BANCO DO ESTADO DE SAO PAULO SA BANESPA
BANCO EUROPEO PARA AMERICA LATINA BEAL SA
BANCO EXTERIOR DE AMERICA
BANCO PIANO SA
BANCO SUDAMERIS S.A.
BANCO SUQUIA SA
BANK BOSTON NA BUENOS AIRES

AUSTRIA
BANK AUSTRIA AG

BANGLADESH
BANK ASIA LTD. DHAKA BD

BELGICA
ABN AMRO BANK NV
BANCO BILBAO VIZCAYA ARGENTARIA SA
FORTIS BANQUE SA NV FORMERLY GENERALE DE KREDIETBANK N.V. BRUSSELS

BOLIVIA
BANCO BISA SA
BANCO CENTRAL DE BOLIVIA

BRASIL
ABN AMRO BANK NV
BANCO ALFA DE INVESTIMENTO SA
BANCO BMC SA
BANCO BRASIL SA
BANCO CREDIBANCO SA
BANCO DE CREDITO NACIONAL SA
BANCO DO ESTADO DE SAO PAULO SA BANESPA
BANCO FRANCES E BRASILEIRO SA
BANCO ITAU SA
BANCO REAL SA
BANCO SAFRA SA
BANCO SANTANDER
BANCO SUDAMERIS S.A.
DEUTSCHE BANK SA
DRESDNER BANK LATEINAMERIKA AG
UNIBANCO UNIDAD DE BANCOS BRASILEIROS SA

CANADA
BANCA NATIONALE DU CANADA
CAISSE CENTRALE DESJARDINS DU QUEBEC LA
CANADIAN IMPERIAL BANK OF COMMERCE
ROYAL BANK OF CANADA
THE BANK OF MONTREAL
THE TORONTO DOMINION BANK
UBS BANK CANADA
UBS TRUST CANADA

COLOMBIA
BANCO DE COMERCIO EXTERIOR SA
BANCO SUDAMERIS S.A.
BANCO UNION COLOMBIANO
FONDO LATINOAMERICANO DE RESERVAS

CROACIA
PRONDEI BANK

CHILE
BANCO BICE
BANCO DE CREDITO E INVERSIONES
BANCO DE CHILE
BANCO DEL ESTADO DE CHILE
BANCO EXTERIOR DE AMERICA
BANCO SANTANDER
BANCO SANTIAGO

Principales Bancos Corresponsales
Diciembre 2001

BANCO SECURITY
BANCO SUD AMERICANO
BANCO SUDAMERIS S.A.
BBV BANCO BHIF
CORP BANCA
DRESDNER BANQUE NATIONALE DE PARIS
UBS AG

CHINA
BANCO BILBAO VIZCAYA ARGENTARIA SA
BANK ONE, NA
STANDARD CHARTERED BANK
THE TORONTO DOMINION BANK
UBS AG

DINAMARCA
DEN DANESKE BANK
UNIBANK A/S

ECUADOR
BANCO DE PICHINCHA
BANCO DEL PACIFICO
ING BANK NV

ESPAÑA
BANCO ANDALUCIA
BANCO ATLANTICO SA
BANCO DE ALICANTE SA
BANCO DE CASTILLA
BANCO DE CREDITO BALEAR
BANCO DE CREDITO LOCAL DE ESPAÑA
BANCO DE GALICIA SA
BANCO DE MURCIA
BANCO DE NEGOCIOS ARGENTARIA SA
BANCO DE VASCONIA SA
BANCO DO ESTADO DE SAO PAULO SA BANESPA
BANCO ESPAÑOL DE CREDITO
BANCO LATINOAMERICANO DE EXPORTACIONES SA
BANCO POPULAR ESPAÑOL SA
BANCO SABADELL SA
BANCO SANTANDER CENTRAL HISPANO SA
CAIXA D'ESTALVIS DE CATALUNYA
CAIXA D'ESTALVIS I PENSIONS DE BARCELONA

FILIPINAS
EQUITABLE PCI BANK INC

FRANCIA
BANQUE SUDAMERIS
CREDIT LYONNAIS
NATEXIS BANQUE

GRAN BRETAÑA
BANCO DO ESTADO DE SAO PAULO SA BANESPA
BARCLAYS BANK PLC
HSBC BANK PLC FORMERLY MIDLAND BANK PLC
LLOYDS TSB BANK PLC
NATIONAL WESTMINSTER BANK PLC
STANDARD CHARTERED BANK
UBS AG

GUATEMALA
BANCO INDUSTRIAL

HOLANDA
ING BANK NV
LANDSCHOT BANKIERST NV F VAN
LLOYDS TSB BANK PLC
MEESPIERSON NV

HUNGRIA
RAIFFEISEN BANK RT

ISLAS CAYMAN
ATLANTIC SECURITY BANK

ISRAEL
ISRAEL DISCOUNT BANK OF NEW YORK
MERCANTILE DISCOUNT BANK LTD.

ITALIA
BANCA COMMERCIALE ITALIANA SPA
BANCA FIDEURAM SPA
BANCA NAZIONALE DEL LAVARO SPA
BANCA NAZIONALE DELL AGRICOLTURA SPA
BANCA POPOLARE DI ABBIATEGRASSO SPA

Principales Bancos Corresponsales
Diciembre 2001

BANCA POPOLARE DI VERONA
BANCO AMBROSIANO VENETO SPA
BANCO ANTONIANA POPOLARE VENETA
BANCO DI BRESCIA SPA FORMERLY CAB SPA
BIVERBANCA CASSA DI RISPARMIO DI BIELLA E V
CARIPLO CASSA DI RISPARMIO DELLE PROVINCIE
CASSA CENTRALE DELLE CASSE RURALI TRENTINE SP
DEUTSCHE BANK S.P.A
SANPAOLO IMI SPA
UNICREDITO ITALIANO SPA

JAPON
BANCO DO ESTADO DE SAO PAULO SA BANESPA
CITIBANK NA
DRESDNER BANK AG
STANDARD CHARTERED BANK
THE BANK OF TOKYO MITSUBISHI LTD
THE TORONTO DOMINION BANK
UBS AG

KOREA
BANK ONE NA
EXPORT INPORT BANK OF KOREA
KOREA ECHANGE BANK
SHINHAN BANK
STANDARD CHARTERED BANK

MALASIA
STANDARD CHARTERED BANK

MEXICO
BANCO DEL BAJIO SA
BANCO NACIONAL DE MEXICO SA
BANCO NACIONALE DE COMERCIO EXTERIOR SNC
DRESDNER BANK MEXICO S.A.

NORUEGA
SWEDBANK OSLO BRANCH
UNION BANK OF NORWAY

NUEVA ZELANDIA
BANK OF NEW ZEALAND

PANAMA
BANCO BILBAO VIZCAYA ARGENTARIA SA
BANCO EXTERIOR DE AMERICA
BANCO INTERNACIONAL DE COSTA RICA
BANCO SUDAMERIS S.A.

PARAGUAY
ING BANK NV

PERU
BANCO BANEX
BANCO CONTINENTAL
BANCO DEL NUEVO MUNDO
BANCO INTERNACIONAL DEL PERU
BANCO SANTANDER
BANCO STANDARD CHARTERED
BANCO WISSE SUDAMERIS

PORTUGAL
ARGENTARIA CAJA POSTAL Y BANCO HIPOTECARIO
BANCO BPI
BANCO PINTO E SOTTO MAYOR
FINIBANCO S.A.

REPUBLICA DOMINICANA
BANINTER SA

SINGAPUR
STANDARD CHARTERED BANK

SUDAFRICA
FIRSTRAND BANK LIMITED

SUECIA
NORDBANKEN AB
SKANDINAVISKA ENSKILDA BANKEN
SVENSKA HANDELSBANKEN
SWEDBANK STOCKHOLM BRANCH

SUIZA
CREDIT SUISSE (FIRST BOSTON)
UBS AG

Principales Bancos Corresponsales
Diciembre 2001

TAIWAN
THE TORONTO DOMINION BANK

URUGUAY
AMERICAN EXPRESS BANK URUGUAY SA
BANCO EXTERIOR DE AMERICA
BANCO SUDAMERIS S.A.
BANCO URUGUAY
COOPERATIVA NACIONAL DE AHORRO Y CREDITO

U.S.A.
ABN AMRO BANK NV
AMERICAN EXPRESS BANK LTD
AMSOUTH BANK
AMSOUTH BANK
AMTRADE INTERNATIONAL BANK OF FLORIDA
ARGENTARIA CAJA POSTAL Y BANCO HIPOTECARIO
BAC FLORIDA BANK
BANCO ATLANTICO SA
BANCO DE CHILE
BANCO DE LA NACION ARGENTINA
BANCO DE LA PROVICIA DE BUENOS AIRES
BANCO INTERNACIONAL DE COSTA RICA
BANCO SUDAMERIS S.A.
BANK OF AMERICA NA FORMERLY NATIONSBANK
BANK OF AMERICA NA FORMERLY SEATTLE FIRST
BANK ONE INTERNATIONAL CORPORATION
BANKBOSTON NA HEAD OFFICE
BANKERS TRUST COMPANY NEW YORK
BANQUE SUDAMERIS
BAYERISCHE HYPO VEREINSBANK AG
BPD INTERNATIONAL BANK
CITIBANK NA
CITIZENS BANK OF RHODE ISLAND
CREDIT LYONNAIS
DRESDNER BANK LATEINAMERIKA AG
EASTERN NATIONAL BANK
FIRST UNION NATIONAL BANK PHILADELPHIA
FLEET BANK NATIONAL ASSOCIATION
HAMILTON BANK NA
HARRIS BANK INTERNATIONAL CORPORATION
HARRIS TRUST AND SAVINGS BANK
HUNTINGTON NATIONAL BANK
INTERNATIONAL FINANCE BANK
ISRAEL DISCOUNT BANK OF NEW YORK
NOTHERN TRUST COMPANY THE
PINEBANK
STANDARD CHARTERED BANK
THE BANK OF NEW YORK
THE CHASE MANHATTAN BANK
THE INTERNATIONAL BANK OF MIAMI NA
THE TORONTO DOMINION BANK
U.S. BANK
UBS AG FORMERLY SWISS BANK CORPORATION
UNION PLATERS BAN NA USA
WASHINGTON MUTUAL BANK

VENEZUELA
BANCO MERCANTIL
BANCO STANDARD CHARTERED
CORP BANCA
CORPORACION ANDINA DE FOMENTO

BANCO MERCANTIL BOLIVIA

BANCO MERCANTIL SOCIEDAD ANONIMA

Estados financieros al 31 de
diciembre de 2001 y 2000

CONTENIDO

Bs = boliviano
US$ = dólar estadounidense

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers S.R.L.
La Paz – Bolivia
Edificio Hansa piso 19
Central piloto (591-2) 2408181
Fax (591) 211-2752
Casilla No. 590

DICTAMEN DEL AUDITOR INDEPENDIENTE

15 de febrero de 2002

A los señores
Presidente y Directores de
Banco Mercantil Sociedad Anónima
La Paz

Hemos examinado los estados de situación patrimonial de Banco Mercantil Sociedad Anónima al 31 de diciembre de 2001 y 2000 y los correspondientes estados de ganancias y pérdidas, de cambios en el patrimonio neto y de cambios en la situación financiera por los ejercicios terminados en esas fechas, así como las notas 1 a 13 que se acompañan. Estos estados financieros son responsabilidad de la gerencia del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.

Efectuamos nuestros exámenes de acuerdo con normas de auditoría generalmente aceptadas en Bolivia. Esas normas requieren que planifiquemos y ejecutemos la auditoría para obtener razonable seguridad respecto a si los estados financieros están libres de presentaciones incorrectas significativas. Una auditoría incluye examinar, sobre una base de pruebas, evidencias que sustenten los importes y revelaciones en los estados financieros. Una auditoría también incluye evaluar los principios de contabilidad utilizados y las estimaciones significativas hechas por la gerencia, así como también evaluar la presentación de los estados financieros en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para emitir nuestra opinión.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todo aspecto significativo, la situación patrimonial y financiera de Banco Mercantil Sociedad Anónima al 31 de diciembre de 2001 y 2000, los resultados de sus operaciones y los cambios en su situación financiera por los ejercicios terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en Bolivia y normas legales o normas emitidas por el Banco Central de Bolivia y la Superintendencia de Bancos y Entidades Financieras.

De acuerdo con lo requerido por la Recopilación de normas emitida por la Superintendencia de Bancos y Entidades Financieras informamos que, los estados financieros mencionados en el primer párrafo surgen de los registros contables del Banco llevados de conformidad con las disposiciones legales en vigencia.

La Junta General Extraordinaria de Accionistas del Banco, de fecha 21 de julio de 1995, aprobó el revalúo técnico de los activos fijos en base al informe del profesional independiente Price Waterhouse Consultores de Empresas Ltda. como se indica en la Nota 8.f), aspecto contemplado

PRICEWATERHOUSECOOPERS

dentro de disposiciones legales y principios de contabilidad generalmente aceptados en Bolivia. Sin embargo, el mismo no fue contabilizado en los libros del Banco para no contradecir disposiciones posteriores dictadas por la Superintendencia de Bancos y Entidades Financieras en fecha 26 de enero de 1996. De registrarse dicho revalúo técnico de los activos fijos el patrimonio del Banco se incrementaría en aproximadamente US$ 2.000.000.

PricewaterhouseCoopers S.R.L.

(Socio)

Fabián Rabinovich
MAT. PROF. Nº CAUB-0327
MAT. PROF. Nº CAULP-0116

La solvencia profesional certifica que la Empresa de Auditoría está registrado en el Colegio de Auditores de Bolivia, no certifica la responsabilidad de opinión.
La Paz 05 MAR 2002
FIRMA TESORERO CAULP
Erika Aguirre Escobar
CAJERA - CAULP

BANCO MERCANTIL SOCIEDAD ANONIMA

ESTADO DE SITUACION PATRIMONIAL AL 31 DE DICIEMBRE DE 2001 Y 2000

	Nota		2001 Bs		2000 (Reexpresado) Bs
ACTIVO					
Disponibilidades	8 a)		236.556.626		259.407.190
Inversiones temporarias	8 c.1)		777.154.824		755.087.524
Cartera			2.599.040.216		2.832.648.093
Cartera vigente	8 b.1)	2.361.091.992		2.636.032.392	
Cartera con atraso hasta 30 días	8 b.2)	69.630.815		43.251.889	
Cartera vencida	8 b.3)	29.426.285		32.296.699	
Cartera en ejecución	8 b.4)	241.704.799		177.266.453	
Productos devengados por cobrar		46.279.227		58.655.735	
Previsión para cartera incobrable	8 b.5)	(149.092.902)		(114.855.075)	
Otras cuentas por cobrar	8 d)		27.625.908		51.790.481
Bienes realizables	8 e)		32.902.777		19.235.623
Inversiones permanentes	8 c.2)		105.354.069		79.308.103
Bienes de uso	8 f)		181.552.937		177.579.897
Otros activos	8 g)		78.341.046		61.206.364
Total del activo			4.038.528.403		4.236.263.275
PASIVO Y PATRIMONIO					
PASIVO					
Obligaciones con el público	8 h)		3.105.731.722		3.217.407.935
Obligaciones con instituciones fiscales	8 i)		19.532.665		22.807.912
Obligaciones con bancos e instituciones de financiamiento	8 j)		401.018.611		494.237.803
Otras cuentas por pagar	8 k)		83.431.870		64.067.753
Previsiones	8 l)		678.582		2.435.313
Obligaciones subordinadas	8 m)		36.101.296		40.255.928
Total del pasivo			3.646.494.746		3.841.212.644
PATRIMONIO					
Capital pagado	9 a)		190.864.600		183.220.600
Aportes no capitalizados			-		3.702.000
Ajuste global del patrimonio	9 b)		62.607.906		63.971.821
Reservas	9 c)		30.987.613		24.086.913
Resultados acumulados			107.573.538		120.069.297
Total del patrimonio			392.033.657		395.050.631
Total del pasivo y patrimonio			4.038.528.403		4.236.263.275
CUENTAS CONTINGENTES	8 t)		317.368.555		435.457.560
CUENTAS DE ORDEN	8 u)		10.118.681.551		11.578.858.593

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

Eduardo Quintanilla
Presidente

Heriberto Isnado
Auditor Financiero

Archibald F.J. Sears
Síndico

BANCO MERCANTIL SOCIEDAD ANONIMA

ESTADO DE GANANCIAS Y PERDIDAS POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

	Nota	2001 Bs	2000 (Reexpresado) Bs
Ingresos financieros	8 n)	432.907.933	479.195.241
Gastos financieros	8 n)	(188.385.937)	(270.225.283)
Resultado financiero bruto		244.521.996	208.969.958
Ajuste por inflación		(1.333.915)	(3.055.497)
Resultado financiero antes de incobrables		243.188.081	205.914.461
Recuperaciones de activos financieros	8 o)	4.895.276	8.248.585
Cargos por incobrabilidad y desvalorización de activos financieros	8 p)	(69.810.542)	(66.438.744)
Resultado financiero después de incobrables		178.272.815	147.724.302
Otros ingresos operativos	8 q)	67.535.470	76.683.722
Otros gastos operativos	8 q)	(25.252.463)	(27.026.998)
Resultado de operación bruto		220.555.822	197.381.026
Gastos de administración	8 s)	(169.196.534)	(170.219.993)
Resultado de operación neto		51.359.288	27.161.033
Ingresos extraordinarios		404.975	79.733
Resultado neto del ejercicio antes de ajustes de gestiones anteriores		51.764.263	27.240.766
Ingresos de gestiones anteriores	8 r)	-	22.123
Gastos de gestiones anteriores	8 r)	(144.380)	-
Ganancia neta del ejercicio		51.619.883	27.262.889

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

Eduardo Quintanilla
Presidente

Heriberto Isnado
Auditor Financiero

Archibald F.J. Sears
Síndico

BANCO MERCANTIL SOCIEDAD ANONIMA

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

	CAPITAL PAGADO Bs	APORTES NO CAPITALIZADOS Bs	Gl PA
Saldos al 31 de diciembre de 1999	179.746.600	3.474.000	
Capitalización de aportes no capitalizados	3.474.000	(3.474.000)	
Capitalización de resultados acumulados dispuesto por la Junta General Extraordinaria de Accionistas, celebrada el 12 de abril de 2000	-	3.702.000	
Ganancia neta del ejercicio	-	-	
Saldos al 31 de diciembre de 2000	183.220.600	3.702.000	
Constitución de reserva legal de la gestión 1999	-	-	
Constitución de reserva legal de la gestión 2000	-	-	
Capitalización dispuesta por la Junta General Extraordinaria de Accionistas de fecha 21 de marzo de 2001, para el pago de obligaciones con FONDESIF	-	3.942.000	
Capitalización de aportes no capitalizados aprobada por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB/106/2001 de fecha 27 de agosto de 2001	7.644.000	(7.644.000)	
Distribución de utilidades	-	-	
Ganancia neta del ejercicio	-	-	
Saldos al 31 de diciembre de 2001	190.864.600	-	

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

Eduardo Quintanilla
Presidente

BANCO MERCANTIL SOCIEDAD ANONIMA

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

	2001 Bs	2000 (Reexpresado) Bs
Flujos de fondos obtenidos en actividades de operación		
Utilidad neta del ejercicio	51.619.883	27.262.889
Partidas que han afectado el resultado del ejercicio, que no han generado movimiento de fondos:		
Productos devengados no cobrados	(60.456.672)	(73.093.901)
Cargos devengados no pagados	52.650.216	66.623.250
Previsiones para incobrables y activos cotingentes	58.417.268	45.802.855
Previsiones para desvalorización	3.832.160	(525.193)
Provisiones o previsiones para beneficios sociales	3.202.190	(621.067)
Provisiones para impuestos y otras cuentas por pagar	2.739.239	(5.328.216)
Depreciaciones y amortizaciones	27.021.535	16.649.624
Ganancia en inversiones permanentes no financieras	(8.658.449)	-
Fondos obtenidos en la utilidad del ejercicio	130.367.370	76.770.241
Productos cobrados (cargos pagados) en el ejercicio devengados en ejercicios anteriores sobre:		
Cartera de préstamos	58.655.735	66.953.462
Disponibilidades, Inversiones temporarias y permanentes	14.438.166	9.822.286
Obligaciones con el público	(55.294.811)	(60.492.702)
Obligaciones con bancos y entidades de financiamiento	(9.889.511)	(10.368.537)
Otras obligaciones	(1.438.928)	(1.586.775)
Incremento (disminución) neto de otros activos y pasivos:		
Otras cuentas por cobrar -pagos anticipados, diversas-	26.923.606	(6.663.967)
Bienes realizables –vendidos-	-	(3.516.128)
Otros activos -partidas pendientes de imputación-	(14.794.028)	(10.000.545)
Otras cuentas por pagar -diversas y provisiones-	5.522.688	(41.790.752)
Flujo neto obtenido en actividades de operación -excepto actividades de intermediación	154.490.287	19.126.583
Flujos de fondos obtenidos en actividades de intermediación:		
Incremento (disminución) de captaciones y obligaciones por intermediación:		
Obligaciones con el público:		
Depósitos a la vista y en cajas de ahorro	192.444.282	142.070.171
Depósitos a plazo hasta 360 días	(228.633.062)	(217.381.521)
Depósitos a plazo por mas de 360 días	(64.580.168)	295.130.228
Obligaciones con bancos y entidades de financiamiento:		
A corto plazo	(12.497.283)	(169.340.016)
A mediano y largo plazos	(31.152.843)	11.974.733
Otras operaciones de intermediación:		
Depósitos en cuentas corrientes de traspaso	(627.606)	3.843.088
Cuotas de participación Fondo RAL de traspaso	1.076.785	(7.774.153)
Obligaciones con instituciones fiscales	(3.275.247)	(603.891)
Otras cuentas por pagar por intermediación financiera	123.275	(80.474)
Incremento (disminución) de colocaciones:		
Créditos colocados en el ejercicio:		
a corto plazo	(779.884.662)	(389.269.566)
a mediano y largo plazos -más de 1 año-	(665.020.425)	(1.501.565.401)
Créditos recuperados en el ejercicio	1.593.604.110	1.989.428.504
Flujo neto obtenido en actividades de intermediación	1.577.156	156.431.702
Traspaso	156.067.443	175.558.285

BANCO MERCANTIL SOCIEDAD ANONIMA

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

	2001 Bs	2000 (Reexpresado) Bs
Traspaso	156.067.443	175.558.285
Flujos de fondos aplicados a actividades de financiamiento:		
Disminución de préstamos:		
Obligaciones con el BCB -excepto financiamientos para créditos-	(47.144.383)	(33.255.902)
Obligaciones subordinadas	(4.086.000)	(4.086.000)
Cuentas de los accionistas:		
Pago de dividendos	(54.636.857)	-
Flujo neto aplicado a actividades de financiamiento	(105.867.240)	(37.341.902)
Flujos de fondos aplicados a actividades de inversión:		
Incremento (disminución) neto en:		
Inversiones temporarias	(24.458.538)	(137.931.484)
Inversiones permanentes	(15.257.000)	104.322.570
Bienes de uso	(26.025.589)	(41.661.002)
Bienes diversos	713.410	50.805
Cargos diferidos	(8.023.050)	(10.861.856)
Flujo neto aplicado a actividades de inversión	(73.050.767)	(86.080.967)
Incremento de fondos durante el ejercicio	(22.850.564)	52.135.416
Disponibilidades al inicio del ejercicio	259.407.190	207.271.774
Disponibilidades al cierre del ejercicio	236.556.626	259.407.190

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

Eduardo Quintanilla
Presidente

Heriberto Isnado
Auditor Financiero

Archibald F.J. Sears
Síndico

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 1 - ORGANIZACION

a) Organización de la Sociedad

El Banco Mercantil S.A. fue fundado mediante ley de la República de 11 de diciembre de 1905 por el empresario minero Simón I. Patiño. En la actualidad, el Banco cumple 96 años de labor ininterrumpida, constituyéndose en uno de los más antiguos del país, y, desde ya, el de mayor tradición en nuestro medio. Su domicilio legal se encuentra en la ciudad de La Paz, en la Calle Ayacucho No 277.

Los principales objetivos del Banco, son los siguientes:

1) Ser el Banco más sólido del país

2) Obtener una alta rentabilidad, para lo cual se pretende:

   a) Mantener una cartera acorde al nivel de participación en el mercado

   b) Mejorar los ingresos no financieros

   c) Incrementar el negocio que generan las operaciones contingentes

   d) Disminuir la cartera en mora

   e) Mejorar la eficiencia, poniendo énfasis en un mejor control del gasto

3) Ejecutar los siguientes planes:

   a) Concluir la implementación del nuevo sistema de computación

   b) Poner mayor énfasis a la capacitación de los recursos humanos

   c) Mejorar el sistema de Control Interno

   d) Efectuar un seguimiento constante al control de gestión

El cumplimiento de estos objetivos posibilitará mantener al Banco sólido y rentable, con servicios que satisfagan las necesidades de sus clientes.

El Banco tiene una amplia presencia geográfica en el país y, además, cubre prácticamente todos los sectores de la actividad económica, segmentos y tipos de negocios; es decir, está presente en toda la gama de actividades y, lo que es más importante, diversificando las fuentes de captación y el destino de los préstamos para lograr una mejor distribución de riesgo y mayor estabilidad en las captaciones. El Banco cuenta con sucursales en los departamentos de La Paz, Cochabamba, Santa Cruz, Oruro, Tarija, Beni, Chuquisaca y Potosí, con 8 oficinas centrales en las capitales departamentales; con 24 agencias urbanas y 7 agencias rurales ubicadas en las mencionadas ciudades y provincias y una oficina de representación en Buenos Aires, Argentina.

Al 31 de diciembre de 2001, el número de empleados en el Banco asciende a un total de 718, de los cuales 654 son empleados de planta y 64 eventuales.

NOTA 1 – ORGANIZACION (Cont.)

b) Hechos importantes sobre la situación de la entidad

Durante el año 2001, como producto de la crisis económica que afecta al país, el Banco experimentó una contracción. De esta manera, el total de los activos disminuyó en aproximadamente 28 millones de dólares, disminución muy influenciada por la contracción de la cartera. Del mismo modo, los pasivos experimentaron una disminución derivada de las obligaciones con el público, que disminuyeron en aproximadamente once millones de dólares, pese a que los depósitos a la vista y en ahorro se incrementaron. También tuvieron una disminución las obligaciones con entidades financieras en aproximadamente 16 millones de dólares. En general, la crisis económica que afectó la economía del país hizo que también disminuyeran los negocios por operaciones contingentes. Pese a este panorama, y gracias a que el Banco mejoró su manejo financiero y tomó acciones que permitieron disminuir sus gastos de administración, la rentabilidad fue mayor que la del año anterior y esto se logró sin descuidar el nivel de previsiones que debe tener el Banco según circular de la Superintendencia de Bancos y Entidades Financieras N° SB/066/2001, de fecha 31 de Mayo de 2001, y su plan de adecuación. También es importante recalcar que los niveles de liquidez de la institución se mantuvieron en márgenes razonables que permiten garantizar cualquier necesidad de efectivo.

Con el objeto de paliar los efectos de la crisis y facilitar la reversión de la situación recesiva, el gobierno nacional ha adoptado ciertas medidas entre las que destaca la aplicación del Fondo Especial de Reactivación Económica (FERE), instrumento que posibilita la reprogramación de créditos y promueve la expansión del crédito bancario, que en los dos últimos años tuvo una importante contracción que obligó al sistema financiero boliviano a contabilizar significativas previsiones para incobrabilidad, producto del constante incremento en la mora. El Banco ha participado en la aplicación de dicho fondo.

En el campo internacional, el Banco goza de un reconocido prestigio, demostrado por la existencia de numerosos préstamos y líneas de crédito de largo plazo directamente otorgadas por importantes organismos financieros internacionales, tales como la Corporación Andina de Fomento, el FMO de Holanda, la Corporación Financiera Internacional del Banco Mundial y la Corporación Interamericana de Inversiones del Banco Interamericano de Desarrollo. De igual forma, los bancos privados extranjeros que operan a nivel internacional, también han brindado amplias facilidades financieras para el desarrollo de las operaciones de comercio exterior del Banco, tales como: el Bank of America; Dresdner Bank Lateinamerika; Banco Atlántico; The Bank of New York; First Unión Bank, Standard Chartered Bank; Barclays Bank y otros.

También se debe mencionar que, a la fecha, está en funcionamiento la mayor parte del nuevo sistema computarizado de tecnología de punta que el Banco ha adquirido en la gestión 1999, en lo que respecta a los módulos de Clientes, Cajas y Tesorería, Cuentas Corrientes, Cuentas de Ahorro, Depósitos a Plazo Fijo, Giros, Cheques Certificados y de Gerencia, Comercio Exterior, Tarjetas de Crédito, Inversiones Financieras, Contabilidad e interfaces con Cámara de Compensación y Servicios Automatizados (Cajeros Automáticos, Banca Telefónica y Terminales de Autoconsulta), estando todavía en proceso de implementación los módulos de Cartera, líneas de Crédito y Garantías, Data Warehouse, Check Printing y Centros de Costo, que concluirán en el primer trimestre de la gestión 2002. Este sistema brinda las soluciones más adecuadas para poder atender a los clientes del Banco con un servicio ágil, eficiente y de calidad en las operaciones de intermediación financiera y otros servicios relacionados, además de permitir que los órganos de dirección y administración del Banco cuenten con información confiable y oportuna para la toma de decisiones estratégicas.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 2 - PRINCIPIOS CONTABLES

Los estados financieros han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en Bolivia que no difieren significativamente de los aceptados a nivel internacional.

La preparación de los estados financieros, de acuerdo con los mencionados principios, requiere que la Gerencia del Banco realice estimaciones que afectan los montos de los activos y pasivos y la exposición de activos y pasivos contingentes a la fecha de los estados financieros, así como los montos de ingresos y gastos del ejercicio. Los resultados reales podrían ser diferentes de las estimaciones realizadas. Sin embargo, estas estimaciones fueron realizadas en estricto cumplimiento del marco contable y normativo vigente.

Los principios contables más significativos aplicados por el Banco son los siguientes:

2.1 Bases de preparación de los estados financieros

Los presentes estados financieros han sido preparados en moneda constante. Para ello, se han seguido los lineamientos generales establecidos por la Superintendencia de Bancos y Entidades Financieras, en el Manual de Cuentas para Bancos y Entidades Financieras, puesto en vigencia a partir del 1° de enero de 1994, mediante Resolución SB N° 256/93 de 17 de diciembre de 1993, posteriormente modificado mediante las Circulares N° SB/305/99 de fecha 9 de diciembre de 1999 que es de uso obligatorio a partir del 1° de enero de 2000, N° SB/315/2000 de 31 de mayo de 2000 aplicable a partir del 1° de julio de 2000, N° SB/360/01 de 31 de octubre de 2001 de aplicación obligatoria a partir del 1° de noviembre de 2001 y Circular N° SB/362/01 de 31 de octubre de 2001 aplicable desde el 1° de diciembre de 2001, que aprobaron la actualización del Manual de Cuentas para Bancos y Entidades Financieras, respectivamente. Estos lineamientos concuerdan con los principios de contabilidad generalmente aceptados en Bolivia, en todos los aspectos significativos.

2.2 Presentación de estados financieros

Los presentes estados financieros al 31 de diciembre de 2001 y 2000 consolidan los estados financieros de las oficinas del Banco situadas en La Paz, Santa Cruz de la Sierra, Cochabamba, Oruro, Tarija, Trinidad, Sucre y Potosí.

2.3 Criterios de valuación

a) Moneda extranjera y moneda nacional con mantenimiento de valor

Los activos y pasivos en moneda extranjera y en moneda nacional con mantenimiento de valor se valúan y reexpresan, de acuerdo con los tipos de cambio vigentes a la fecha de cierre de cada ejercicio. Las diferencias de cambio y revalorizaciones, respectivamente, resultantes de este procedimiento se registran en los resultados de cada ejercicio.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 2 - PRINCIPIOS CONTABLES (Cont.)

2.3 **Criterios de valuación** (Cont.)

b) **Inversiones temporarias**

Incluyen todas las inversiones con plazos menores a 90 días respecto a la fecha de emisión o de su adquisición. Además, incluye inversiones mayores a 90 días que son negociables en la Bolsa Boliviana de Valores.

- Los depósitos a plazo fijo en entidades financieras nacionales e internacionales y las letras del Tesoro General de la Nación, se valúan a su valor de costo actualizado a la fecha de cierre, más los productos financieros devengados.

- Fondo Común de Inversión y el Fondo RAL: se valúa a su valor neto de realización.

c) **Cartera**

Los saldos de cartera se exponen por el capital prestado más los productos financieros devengados al cierre de cada ejercicio excepto los créditos vigentes calificados 3, 4 y 5, cartera con atraso a 30 días, vencida y en ejecución, por los que no se registran los productos financieros devengados. La previsión para incobrables está calculada en función de la evaluación efectuada por el Banco sobre toda la cartera existente.

Al 31 de diciembre de 2001, dicha evaluación se realizó tomando en cuenta las pautas establecidas por la Circular N° SB/291/99 del 21 de julio de 1999, posteriormente modificada por las Circulares N° SB/333/00 del 27 de noviembre de 2000 y N° SB/347/01 del 31 de mayo de 2001, en lo que fuere aplicable para el Banco; al 31 de diciembre de 2000, dicha evaluación se realizó tomando en cuenta las pautas establecidas por la Circular N° SB/291/99 del 21 de julio de 1999, posteriormente modificada por la Circular N° SB/333/00 del 27 de noviembre de 2000, en lo que fuere aplicable para el Banco, emitidas por la Superintendencia de Bancos y Entidades Financieras.

La previsión específica para cartera incobrable de Bs149.092.902 (2000 Bs114.855.075), es considerada suficiente para cubrir las pérdidas que pudieran producirse al realizar los créditos existentes.

d) **Otras cuentas por cobrar**

Los saldos de las cuentas por cobrar comprenden los derechos derivados de algunas operaciones de intermediación financiera no incluidos en el grupo de cartera, pagos anticipados y créditos diversos a favor del Banco, registrados a su valor de costo actualizado.

La previsión para cuentas incobrables al 31 de diciembre de 2001 y 2000, por Bs11.570.881 y Bs6.429.914, respectivamente, es considerada suficiente para cubrir las pérdidas que pudieran producirse en la recuperación de esos derechos.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 2 - PRINCIPIOS CONTABLES (Cont.)

2.3 **Criterios de valuación** (Cont.)

e) **Bienes realizables**

Los bienes realizables están registrados a sus valores de adjudicación o valores de libros o valores estimados de realización, el que fuese menor. Dichos bienes no son actualizados y además, se constituye una previsión por desvalorización del 20% anual, en función de lo dispuesto por el artículo 57° de la Ley N° 1488 del 14 de abril de 1993, si es que dichos bienes no son vendidos dentro los siguientes plazos de tenencia:

- En la gestión 2001:

  En dos años para el caso de bienes muebles y tres años para bienes inmuebles, siempre y cuando éstos se hayan adjudicado a partir del 1° de enero de 1999 (y hasta el 31 de diciembre de 2002), según lo dispuesto por el artículo 13°, capítulo III de la Ley del Fondo Especial de Reactivación Económica y de Fortalecimiento de Entidades de Intermediación Financiera N° 2196, sancionada el 4 de mayo de 2001.

- En la gestión 2000:

  En un año en el caso de bienes muebles y dos años para bienes inmuebles.

El valor de los bienes realizables, considerado en su conjunto, no supera el valor de mercado. Según lo dispuesto por la Norma de Contabilidad N° 3 del Colegio de Auditores de Bolivia, este tipo de activo debe reexpresarse por la variación del dólar estadounidense respecto al boliviano. La no aplicación de esta norma, implica una reducción no significativa en los resultados del ejercicio y en las utilidades retenidas no apropiadas, considerando los estados financieros en su conjunto.

Según lo dispuesto por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB N° 119/96 de aplicación a partir del 1° de enero de 1997, si el Banco se adjudica o recibe en dación de pago, bienes por cancelación de conceptos distintos a la amortización de capital, tales como intereses, recuperación de gastos y otros, éstos deben registrarse a valor Bs1. La previsión por desvalorización de bienes realizables al 31 de diciembre de 2001 y 2000 por Bs13.328.309 y Bs10.640.676, respectivamente, es considerada suficiente para cubrir las pérdidas que pudieran producirse en la realización de estos bienes.

f) **Inversiones permanentes**

Incluyen todas las inversiones que tienen un vencimiento a más de 90 días respecto a la fecha de emisión o de su adquisición y que no son negociables en la Bolsa Boliviana de Valores, y han sido valuadas de acuerdo con los siguientes criterios:

2.3 Criterios de valuación (Cont.)

f) Inversiones permanentes (Cont.)

- **Depósitos a Plazo Fijo**

Incluyen las inversiones en entidades nacionales e internacionales que tienen un vencimiento a más de 90 días, respecto a la fecha de emisión y se valúan a su valor de costo actualizado, más los productos financieros devengados.

- **Letras y Bonos del Tesoro General de la Nación**

Incluyen las inversiones que tienen un vencimiento a más de 90 días, respecto a la fecha de emisión y se valúan a su valor de costo actualizado, más los productos financieros devengados.

- **Bonos de inversión**

A su valor de costo actualizado menos su correspondiente previsión por desvalorización.

- **Participación en otras sociedades**

Incluye las inversiones en Mercantil de Inversiones Bursátiles S.A. – MIBSA, Sociedad Administradora de Fondos de Inversión Mercantil S.A. – SAFIMSA, Universal Brokers S.A. – UNIBROSA y Warrant Mercantil S.A. – WAMSA y se valúan a su valor patrimonial proporcional.

- **Administradora de Tarjetas de Crédito S.A.**

A su valor patrimonial proporcional.

- **Acciones telefónicas**

Al valor neto de realización.

- **Otras inversiones**

A su costo actualizado, o a su costo según corresponda.

g) Bienes de uso (Excepto las obras de arte)

Los bienes inmuebles existentes al 31 de agosto de 1991 y los bienes muebles existentes al 31 de diciembre de 1985 están valuados a los valores resultantes de revalúos técnicos practicados a esas fechas. Los valores de los activos fijos revalorizados técnicamente, han sido actualizados a la fecha de cierre del ejercicio en función de las variaciones en la cotización del dólar estadounidense. La depreciación es calculada utilizando el método de línea recta en base a la vida útil determinada por los peritos técnicos que efectuaron las revalorizaciones.

NOTA 2 - PRINCIPIOS CONTABLES (Cont.)

2.3 **Criterios de valuación** (Cont.)

g) **Bienes de uso (Excepto las obras de arte)** (Cont.)

Las incorporaciones posteriores están valuadas a su costo reexpresado a moneda de cierre. La depreciación es calculada por el método de línea recta aplicando tasas anuales suficientes para extinguir los valores al final de la vida útil estimada. El valor de los bienes de uso en su conjunto, no supera su valor de mercado

Los mantenimientos, reparaciones, renovaciones y mejoras que no extienden la vida útil de los bienes son cargados a los resultados del ejercicio en el que se incurren.

h) **Obras de arte**

Las obras de arte de La Paz, Santa Cruz y Cochabamba, incorporadas al rubro bienes de uso, están valuadas a los valores resultantes de un revalúo técnico practicado por peritos independientes en diciembre de 1994. Las obras de arte restantes están valuadas a su costo actualizado.

i) **Otros activos**

- **Papelería, útiles y material de servicio**

La papelería, útiles y material de servicio están valuados a su valor de costo.

- **Gastos de organización**

Los gastos de organización se valúan a su costo y se amortizan aplicando la tasa del 25% anual.

- **Partidas pendientes de imputación**

Las partidas pendientes de imputación se refieren, en su mayoría, a operaciones transitorias a ser regularizadas los primeros días después del cierre del ejercicio.

j) **Previsión para indemnizaciones al personal**

La previsión para indemnizaciones al personal se constituye para todo el personal por el total del pasivo devengado al cierre de cada ejercicio. Según las disposiciones legales vigentes, transcurridos cinco años de antigüedad en su empleo, el personal ya es acreedor a la indemnización, equivalente a un mes de sueldo por año de servicio, incluso en los casos de retiro voluntario.

NOTA 2 - **PRINCIPIOS CONTABLES** (Cont.)

2.3 Criterios de valuación (Cont.)

k) Patrimonio

El Banco ajusta el total del patrimonio, en base a lo dispuesto por la Norma de Contabilidad N° 3 del Colegio de Auditores de Bolivia, actualizándolo en función de la variación en la cotización oficial del dólar estadounidense respecto al boliviano. El ajuste del capital pagado, aportes no capitalizados, reservas y resultados acumulados se registra en la cuenta del Patrimonio Neto "Ajustes al patrimonio". La contrapartida de estos ajustes se refleja en la cuenta de resultados "Ajuste por inflación".

l) Resultados del ejercicio

El Banco determina los resultados del ejercicio de acuerdo con lo requerido por la Norma de Contabilidad N° 3 del Colegio de Auditores de Bolivia, reexpresando en moneda constante el valor de cada una de las líneas del estado de resultados. En la cuenta "Ajuste por inflación" se expone el resultado neto por exposición a la inflación durante el ejercicio.

m) Productos financieros y comisiones ganadas

Los productos financieros ganados son registrados por el sistema de lo devengado sobre la cartera vigente, excepto los correspondientes a aquellos créditos calificados deficientes (3) dudosos (4) o perdidos (5). Los productos financieros ganados sobre las inversiones temporarias e inversiones permanentes de renta fija son registrados en función del método de lo devengado. Los productos financieros ganados sobre cartera vencida y en ejecución y sobre cartera vigente con calificación deficiente (3), dudosos (4) o perdidos (5), no se reconocen hasta el momento de su percepción. Las comisiones ganadas se contabilizan por el sistema de lo devengado excepto las comisiones fijas que son reconocidas en el momento de su percepción.

n) Cargos financieros pagados

Los cargos financieros son contabilizados por el método de lo devengado.

o) Impuesto a las utilidades de las empresas

El Banco, en lo que respecta al Impuesto a las Utilidades de las Empresas, está sujeto al régimen tributario establecido en la Ley N° 843, modificada con la Ley N° 1606. La tasa de impuesto es del 25%, y es considerado como pago a cuenta del Impuesto a las Transacciones.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 3 - CAMBIOS EN LAS POLITICAS Y PRACTICAS CONTABLES

a) Tal como se comenta en la Nota 2, punto 2.1, la Superintendencia de Bancos y Entidades Financieras, ha dispuesto la actualización del Manual de Cuentas para Bancos y Entidades Financieras, mediante Circulares N° SB/305/99 de fecha 9 de diciembre de 1999 aplicable a partir del 1° de enero de 2000, N° SB/315/2000 de 31 de mayo de 2000 aplicable a partir del 1° de julio de 2000, N° SB/360/01 de 31 de octubre de 2001 aplicable a partir de 1° de noviembre de 2001 y N° SB/362/01 de 31 de octubre de 2001 aplicable a partir de 1° de diciembre de 2001, respectivamente, bajo las cuales se han preparado los presentes estados financieros.

b) Al 31 de diciembre de 2001 y 2000, el Banco cambió la estimación de la previsión para cartera incobrable, en aplicación de las Circulares N° SB/333/00 y N° SB/347/01, de 27 de noviembre de 2000 y 31 de mayo de 2001, respectivamente, emitidas por la Superintendencia de Bancos y Entidades Financieras.

Asimismo, como se menciona en la Nota 2.3, inciso e), al 31 de diciembre de 2001 se han modificado los criterios para el cálculo de previsión por desvalorización de bienes realizables en función al plazo de tenencia de aquellos bienes adquiridos o adjudicados entre el 1° de enero de 1999 y el 31 de diciembre de 2002, el cual ha sido incrementado a 2 años para bienes inmuebles y 3 años para bienes muebles.

NOTA 4 - ACTIVOS SUJETOS A RESTRICCIONES

Al 31 de diciembre de 2001 y 2000 existen los siguientes activos sujetos a restricciones:

	2001 Bs	2000 (Reexpresado) Bs
Cuenta encaje legal	85.392.311	28.482.409
Cuenta encaje legal cuentas fiscales	6.275.338	6.698.284
Cuotas de participación Fondo RAL afectados a encaje	303.331.184	313.000.852
	394.998.833	348.181.545

Asimismo, a partir del mes de octubre de 2001, el Banco ha participado en el programa del Fondo Especial de Reactivación Económica (FERE), consiguiendo créditos por un monto de US$ 9.931.014, los cuales, en aplicación de la Ley N° 2196 (Ley del Fondo Especial de Reactivación Económica y de Fortalecimiento de Entidades de Intermediación Financiera), se encuentran garantizados por parte de la cartera reprogramada del Banco en una relación de uno a uno. Al 31 de diciembre de 2001, el saldo de la obligación con Nacional Financiera Boliviana S.A.M., entidad encargada de la administración del FERE, asciende a US$ 9.931.014, equivalente a Bs67.630.205.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 5 - ACTIVOS Y PASIVOS CORRIENTES Y NO CORRIENTES

Al 31 de diciembre de 2001 y 2000 los activos y pasivos, corrientes y no corrientes, se componen como sigue:

	2001 Bs	2000 (Reexpresado) Bs
ACTIVO		
ACTIVO CORRIENTE		
DISPONIBILIDADES	236.556.626	259.407.190
INVERSIONES TEMPORARIAS	626.138.020	703.191.702
CARTERA CORRIENTE	1.060.046.745	1.303.171.853
OTRAS CUENTAS POR COBRAR	27.625.908	51.790.481
INVERSIONES PERMANENTES	44.760.723	47.294.752
OTROS ACTIVOS	78.341.046	61.206.364
Total activos corrientes	2.073.469.068	2.426.062.342
ACTIVO NO CORRIENTE		
INVERSIONES TEMPORARIAS	151.016.804	51.895.822
CARTERA NO CORRIENTE	1.538.993.471	1.529.476.240
INVERSIONES PERMANENTES	60.593.346	32.013.351
BIENES REALIZABLES	32.902.777	19.235.623
BIENES DE USO	181.552.937	177.579.897
Total activos no corrientes	1.965.059.335	1.810.200.933
Total activo	4.038.528.403	4.236.263.275
PASIVO Y PATRIMONIO		
PASIVO CORRIENTE		
OBLIGACIONES CON EL PUBLICO	2.855.516.517	3.001.302.841
OBLIGACIONES CON INSTITUCIONES FISCALES	19.532.665	22.807.912
OBLIGACIONES CON BANCOS E INSTITUCIONES DE FINANCIAMIENTO	154.191.612	252.315.098
OTRAS CUENTAS POR PAGAR	83.431.870	64.067.753
OBLIGACIONES SUBORDINADAS	15.671.296	5.524.928
Total pasivo corriente	3.128.343.960	3.346.018.532
PASIVO NO CORRIENTE		
OBLIGACIONES CON EL PUBLICO	250.215.205	216.105.094
OBLIGACIONES CON BANCOS E INSTITUCIONES DE FINANCIAMIENTO	246.826.999	241.922.705
PREVISIONES	678.582	2.435.313
OBLIGACIONES SUBORDINADAS	20.430.000	34.731.000
Total pasivo no corriente	518.150.786	495.194.112
Total pasivo	3.646.494.746	3.841.212.644

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 5 - ACTIVOS Y PASIVOS CORRIENTES Y NO CORRIENTES (Cont.)

La clasificación de activos y pasivos por vencimiento al 31 de diciembre de 2001 y 2000 es la siguiente:

Al 31 de diciembre de 2001 (Expresado en Bolivianos):

	RUBROS	A 30 DIAS	A 90 DIAS	A 180 DIAS	A 360 DIAS	A 720 DIAS	A MAS DE 720 DIAS	TOTAL
1	DISPONIBILIDADES	236.556.626	-	-	-	-	-	236.556.626
2	INVERSIONES TEMPORARIAS	408.218.202	76.464.536	73.992.644	57.317.377	99.475.004	51.541.800	767.009.563
3	CARTERA VIGENTE	114.604.042	178.462.051	188.854.510	340.177.918	430.199.945	1.108.793.526	2.361.091.992
4	INVERSIONES PERMANENTES	7.150.500	7.246.138	9.721.908	20.491.225	783.479	59.809.867	105.203.117
	ACTIVOS	766.529.370	262.172.725	272.569.062	417.986.520	530.458.428	1.220.145.193	3.469.861.298
5	OBLIGACIONES C/PUBLICO A LA VISTA (*)	733.323.001	-	-	-	-	-	733.323.001
	Depósitos en Cuenta Corriente	695.612.693	-	-	-	-	-	695.612.693
	Otros depósitos a la vista	37.710.308	-	-	-	-	-	37.710.308
6	CAJA DE AHORROS (*)	889.510.633	-	-	-	-	-	889.510.633
7	DEPOSITOS A PLAZO FIJO	465.804.615	344.294.589	108.485.169	212.717.730	128.862.994	121.352.211	1.381.517.308
8	OBLIGACION CON EL PUBLICO RESTRINGIDAS	56.993.234	-	-	-	-	-	56.993.234
9	OBLIGACION CON INSTITUCIONES FISCALES	19.532.665	-	-	-	-	-	19.532.665
10	FINANCIAMIENTOS BCB	3.365.060	1.485.391	2.513.163	2.273.908	9.991.739	1.378.607	21.007.868
11	FINANCIAMIENTOS FONDESIF	-	-	-	-	-	-	-
12	FINANCIAM.ENT.FIN.DE SEGUNDO PISO	8.958.112	10.300.800	10.545.877	14.863.131	22.090.460	87.189.911	153.948.291
13	FINANCIAM.OTRAS ENT.FIN.DEL PAIS	461.206	-	-	26.552.305	-	10.476.932	37.490.443
14	FINANCIAMIENTOS INTERNOS	-	-	-	-	-	-	-
15	FINANCIAMIENTOS EXTERNOS	6.864.317	1.065.874	15.243.141	16.901.051	27.846.837	87.852.513	155.773.733
16	OBLIGACIONES SUBORDINADAS Y BONOS	1.370.296	-	14.301.000	-	4.086.000	16.344.000	36.101.296
	PASIVOS	2.186.183.139	357.146.654	151.088.350	273.308.125	192.878.030	324.594.174	3.485.198.472
17	CUENTAS CONTINGENTES	94.754.776	51.633.413	40.195.286	66.321.200	57.831.504	6.632.376	317.368.555
	ACTIVOS/PASIVOS	0,35	0,73	1,80	1,53	2,75	3,76	1,00

(*) Nota: No incluyen productos devengados por cobrar ni cargos devengados por pagar.

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 5 - ACTIVOS Y PASIVOS CORRIENTES Y NO CORRIENTES (Cont.)

Al 31 de diciembre de 2000 (Reexpresado y en bolivianos):

	RUBROS	A 30 DIAS	A 90 DIAS	A 180 DIAS	A 360 DIAS	A 720 DIAS	A MAS DE 720 DIAS	TOTAL
1	DISPONIBILIDADES	259.407.190	-	-	-	-	-	259.407.190
2	INVERSIONES TEMPORARIAS	481.217.709	69.329.026	49.582.804	90.525.664	51.895.822	-	742.551.025
3	CARTERA VIGENTE	167.898.257	208.037.914	316.601.963	414.018.018	478.423.727	1.051.052.513	2.636.032.392
4	INVERSIONES PERMANENTES	5.706.292	649.015	33.477.273	7.462.171	7.810.538	26.182.379	81.287.668
	ACTIVOS	914.229.448	278.015.955	399.662.040	512.005.853	538.130.087	1.077.234.892	3.719.278.275
5	OBLIGACIONES C/PUBLICO A LA VISTA (*)	682.223.838	-	-	-	-	-	682.223.838
	Depósitos en Cuenta Corriente	644.875.821	-	-	-	-	-	644.875.821
	Otros depósitos a la vista	37.348.017	-	-	-	-	-	37.348.017
6	CAJA DE AHORROS (*)	762.348.728	-	-	-	-	-	762.348.728
7	DEPOSITOS A PLAZO FIJO	259.408.635	523.904.910	381.644.772	293.675.800	115.437.518	100.658.902	1.674.730.537
8	OBLIGACION CON EL PUBLICO RESTRINGIDAS	42.116.701	523.022	70.685	90.939	8.674	-	42.810.021
9	*OBLIGACION CON INSTITUCIONES FISCALES*	22.807.912	-	-	-	-	-	22.807.912
10	FINANCIAMIENTOS BCB	24.777.270	17.515.955	13.419.154	2.822.100	5.285.541	4.332.233	68.152.253
11	FINANCIAMIENTOS FONDESIF	-	-	-	-	-	-	-
12	FINANCIAM.ENT.FIN.DE SEGUNDO PISO	3.536.282	3.190.118	3.063.062	7.847.631	13.701.000	69.913.516	101.251.609
13	FINANCIAM.OTRAS ENT.FIN.DEL PAIS	43.530.639	-	13.305.612	11.819.109	-	-	68.655.360
14	FINANCIAMIENTOS INTERNOS	-	-	-	-	-	-	-
15	FINANCIAMIENTOS EXTERNOS	17.026.977	12.235.402	17.515.281	25.364.273	32.583.050	116.107.367	220.832.350
16	OBLIGACIONES SUBORDINADAS Y BONOS	1.438.928	-	4.086.000	-	14.301.000	20.430.000	40.255.928
	PASIVOS	1.859.215.910	557.369.407	433.104.566	341.619.852	181.316.783	311.442.018	3.684.068.536
17	CUENTAS CONTINGENTES	91.639.416	96.200.173	49.177.209	112.403.326	52.644.178	33.393.259	435.457.561
	ACTIVOS/PASIVOS	0,49	0,50	0,92	1,50	2,97	3,46	1,01

(*) Nota: No incluye productos devengados por cobrar ni cargos devengados por pagar.

NOTA 6 - OPERACIONES CON PARTES RELACIONADAS

En el año 2000, el Banco mantiene saldos de operaciones activas y pasivas y en el año 2001 solamente existen saldos de operaciones pasivas con sociedades relacionadas, las que han originado ingresos y egresos reconocidos en cada ejercicio. Las operaciones con partes vinculadas no exceden los límites establecidos en la Ley de Bancos y Entidades Financieras, las regulaciones de la Superintendencia de Bancos y Entidades Financieras y la Ley del Banco Central de Bolivia.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 7 - MONEDA EXTRANJERA

Los estados financieros expresados en bolivianos, incluyen el equivalente de saldos en otras monedas (principalmente dólares estadounidenses) de acuerdo con el siguiente detalle:

	2001 Bs	2000 (Reexpresado) Bs
ACTIVO		
Disponibilidades	140.765.503	161.458.607
Inversiones temporarias	701.152.162	703.901.982
Cartera	2.482.255.456	2.689.951.166
Otras cuentas por cobrar	14.049.276	28.694.509
Inversiones permanentes	70.220.010	60.795.132
Otros activos	38.890.910	29.761.867
Total activo	3.447.333.317	3.674.563.263
PASIVO		
Obligaciones con el público	2.878.306.385	2.995.774.081
Obligaciones con bancos y entidades financieras	400.183.177	476.215.255
Previsiones	62.560	1.617.717
Otras cuentas por pagar	40.345.867	24.495.117
Obligaciones subordinadas	36.101.296	40.255.928
Total pasivo	3.354.999.285	3.538.358.098
Posición neta - activa	92.334.032	136.205.165
Equivalente en US$	13.558.595	20.000.758

Los activos y pasivos en moneda extranjera han sido convertidos a bolivianos al tipo de cambio oficial vigente al 31 de diciembre de 2001 y 2000 de Bs6.81 y Bs6.38 por US$ 1 respectivamente, o su equivalente en otras monedas.

Además, existen operaciones en moneda nacional con mantenimiento de valor, cuya posición neta activa al 31 de diciembre de 2001 es de Bs17.877.231 y al 31 de diciembre de 2000 presenta una posición neta pasiva de Bs178.266.

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS

Los estados financieros al 31 de diciembre de 2001 y 2000, están compuestos de los siguientes grupos:

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

a) **DISPONIBILIDADES**

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Caja	94.169.776	89.661.571
Banco Central de Bolivia	91.667.649	109.103.525
Bancos y Corresponsales del Exterior	-	15.580
Bancos y Corresponsales del Exterior	42.521.129	52.457.428
Documentos de cobro inmediato	8.198.072	8.169.086
	236.556.626	259.407.190

b) **CARTERA**

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

b.1) **CARTERA VIGENTE**

	2001 Bs	2000 (Reexpresado) Bs
Adelantos en cuenta corriente	19.116.426	30.602.449
Documentos descontados	6.403.144	10.284.048
Préstamos a plazo fijo	128.136.800	-
Préstamos amortizables	1.093.816.061	2.229.745.400
Deudores por venta de bienes a plazo	168.480	-
Deudores por tarjetas de crédito	35.183.066	42.975.317
Préstamos hipotecarios	434.432.512	
Deudores por cartas de crédito diferidas	6.418.716	28.505.092
Deudores por cartas de créditos diferidas con BCB	21.007.868	50.300.558
Préstamos con recursos del Banco Central de Bolivia	9.387.536	16.374.952
Prestamos con Recursos de entidades de 2do Piso	70.430.148	98.289.549
Préstamos con recursos de entidades del exterior	56.154.988	97.741.880
Prestamos reprogramados con recursos propios (PRE)	8.331.474	29.558.479
Bonos de reactivación NAFIBO	953.400	1.654.668
Préstamos reprogramados revertidos (PRE)	132.957	-
Préstamos reprogramados otros NAFIBO	2.471.371	-
Otros préstamos reprogramados	334.913.623	-
Préstamos reprogramados FERE recursos propios	66.091.179	-
Préstamos reprogramados FERE recursos NAFIBO	67.542.243	-
	2.361.091.992	2.636.032.392

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

b) CARTERA (Cont.)

b.2) CARTERA CON ATRASO A 30 DIAS

	2001 Bs	2000 (Reexpresado) Bs
Adelantos en cuenta corriente	53.863	111.536
Documentos descontados	-	136.200
Préstamos amortizables	13.647.693	29.442.782
Deudores por tarjetas de crédito	1.156.263	1.159.028
Préstamos hipotecarios	8.895.764	-
Deudores por cartas de crédito diferidas	90.931	-
Deudores por cartas de crédito diferidas con BCB	171.003	-
Prestamos con Recursos de entidades de 2do Piso	944.836	368.223
Préstamos con recursos de entidades del exterior	28.739	12.034.120
Prestamos reprogramados con recursos propios (PRE)	190.815	-
Bonos de reactivación NAFIBO	27.240.000	-
Otros préstamos reprogramados	16.257.508	-
Préstamos reprogramados FERE recursos propios	953.400	-
	69.630.815	43.251.889

b.3) CARTERA VENCIDA

	2001 Bs	2000 (Reexpresado) Bs
Documentos descontados	79.759	122.580
Préstamos a plazo fijo	6.803.799	-
Préstamos amortizables	11.531.193	25.674.835
Deudores por tarjetas de crédito	306.841	297.224
Préstamos hipotecarios	5.082.523	-
Préstamos con recursos de entidades de 2do Piso	-	709.579
Préstamos con recursos de entidades del exterior	-	5.492.481
Préstamos reprogramados con recursos propios (PRE)	269.528	-
Otros préstamos reprogramados	5.352.642	-
	29.426.285	32.296.699

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

b) CARTERA (Cont.)

b.4) CARTERA EN EJECUCION

	2001 Bs	2000 (Reexpresado) Bs
Adelantos en cuentas corrientes	2.081.163	1.953.039
Documentos descontados	219.575	110.356
Préstamos a plazo fijo	12.082.365	-
Préstamos amortizables	107.494.163	129.968.136
Deudores por tarjetas de crédito	7.359.826	7.001.731
Préstamos hipotecarios	26.887.087	-
Deudores por cartas de crédito	2.472.861	225.981
Préstamos con recursos del B.C.B.	819.471	1.312.088
Préstamos con recursos de otros financiamientos internos	1.049.665	1.049.665
Préstamos con recursos de entidades de 2do piso	30.350.834	15.876.699
Préstamos con recursos de entidades del exterior	20.200.849	16.866.072
Deudores por garantías	146.497	2.902.686
Préstamos reprogramados con recursos propios (PRE)	2.736.603	-
Otros préstamos reprogramados	27.803.840	-
	241.704.799	177.266.453

b.5) PREVISION PARA CARTERA INCOBRABLE

	2001 Bs	2000 (Reexpresado) Bs
Previsión específica para cartera vigente	6.772.570	26.411.022
Previsión específica para cartera con atraso a 30 días	2.990.346	1.244.569
Previsión específica para cartera vencida	1.400.048	237.876
Previsión específica para cartera en ejecución	137.929.938	86.961.608
	149.092.902	114.855.075

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

b) CARTERA (Cont.)

b.5) PREVISION PARA CARTERA INCOBRABLE (Cont.)

Clasificación de la cartera por tipo de crédito

Al 31 de diciembre de 2001 (Expresado en bolivianos)

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
Crédito Comercial	1.773.108.835	60.122.149	22.493.734	201.855.689	230.698.382	118.960.481
Crédito Hipotecario de Vivienda	427.912.855	5.502.885	4.665.272	23.510.200	-	13.755.120
Microcrédito no garantizado	4.504.463	341.602	110.029	1.093.292	-	1.060.052
Microcrédito debidamente garantizado	3.061.583	171.300	208.608	1.516.358	-	1.323.835
Crédito de Consumo no garantizado	145.648.282	3.211.524	1.893.659	12.827.982	86.670.173	13.740.451
Crédito de Consumo debidamente garantizado	6.855.974	281.355	54.983	901.278	-	931.004
TOTALES	2.361.091.992	69.630.815	29.426.285	241.704.799	317.368.555	149.770.943

Al 31 de diciembre de 2000 (Reexpresado)

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
Crédito Comercial	2.112.334.804	34.826.030	30.013.938	154.056.160	344.996.183	96.207.191
Crédito Hipotecario de Vivienda	351.975.296	5.535.278	1.321.828	10.206.054	-	8.603.017
Microcrédito no garantizado	7.975.543	326.584	165.904	1.034.148	-	1.062.440
Microcrédito debidamente garantizado	7.229.844	279.988	70.662	1.386.515	-	1.369.059
Crédito de Consumo no garantizado	146.190.720	1.912.361	589.654	9.692.920	90.461.377	9.032.558
Crédito de Consumo debidamente garantizado	10.326.185	371.648	134.713	890.656	-	926.278
TOTALES	2.636.032.392	43.251.889	32.296.699	177.266.453	435.457.560	117.200.543

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

b) CARTERA (Cont.)

b.5) PREVISION PARA CARTERA INCOBRABLE (Cont.)

Clasificación de la cartera por sector económico

Al 31 de diciembre de 2001 (Expresado en bolivianos):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
Agricultura	63.856.183	2.508.604	1.978.022	6.080.658	38.136	4.153.133
Ganaderia y actividades de servicios conexas	-	-	-	-	-	-
Caza, silvicultura y pesca	474.244	-	-	-	-	-
Explotación minas y canteras	14.071.240	-	284.646	766.441	759.315	709.667
Industrias manufactureras	545.532.194	43.881.620	7.528.215	78.932.264	17.297.822	45.946.027
Prod.y distrib.de electricidad,gas y agua	13.109.365	-	-	-	567.049	708
Construcción y trabajos relacionados	355.592.441	3.878.698	1.368.048	49.914.208	27.858.960	26.685.950
Comercio al por mayor y menor	551.130.473	8.794.977	11.571.803	54.141.674	117.784.091	34.672.354
Hoteles y restaurantes	79.411.847	55.111	195.205	2.934.521	20.430	1.398.544
Transporte, almacenamiento y comunicación	108.720.952	1.172.175	576.171	11.364.074	9.630.103	8.971.068
Intermediación financiera	67.098.183	3.241.113	484.333	11.793.933	98.665.844	11.290.238
Actividades inmobiliarias de alquiler administ.	435.665.002	4.487.754	4.907.524	22.125.158	30.947.353	13.189.960
Informática, investigación y desarrollo	-	-	-	-	-	-
Servicios profesionales	-	-	-	-	-	-
Adm.pública defensa seguridad social	3.948.173	-	-	-	1.168.144	11.051
Enseñanza	39.459.258	1.068.482	125.011	446.754	346.724	439.663
Actividades relacionadas con salud y servicios	83.022.437	542.281	407.307	3.205.114	12.284.584	2.302.580
Otras actividades de servicios	-	-	-	-	-	-
TOTALES	2.361.091.992	69.630.815	29.426.285	241.704.799	317.368.555	149.770.943

Al 31 de diciembre de 2000 (Reexpresado):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
Agricultura	6.034.224	129.334	-	1.432.318	8.098	1.444.308
Ganaderia y actividades de servicios conexas	70.596.124	882.173	1.143.880	3.059.615	213.848	1.611.693
Caza silvicultura y pesca	85.125	-	-	-	-	-
Explotación minas y canteras	10.696.945	-	-	781.088	4.181.141	760.839
Industrias manufactureras	592.810.547	2.612.087	7.976.347	43.015.585	17.595.971	18.177.083
Prod.y distrib.de electricidad,gas y agua	13.699.039	-	-	-	1.970.391	1.164
Construcción y trabajos relacionados	654.991.398	5.983.214	5.624.488	31.827.688	73.602.119	14.018.378
Comercio al por mayor y menor	852.878.794	24.445.898	15.081.938	74.369.883	166.035.759	62.153.986
Hoteles y restaurantes	76.415.245	1.833.740	197.982	968.552	136.200	855.620
Transporte, almacenamiento y comunicación	66.393.005	1.208.523	1.430.100	7.426.770	8.816.055	3.788.260
Intermediación financiera	27.824.609	402.962	396.461	3.253.543	12.770.732	3.065.564
Actividades inmobiliarias de alquiler administ.	5.304.629	-	-	51.075	-	58.062
Informática, investigación y desarrollo	1.047.711	-	14.890	30.012	86.341	35.428
Servicios profesionales	80.692.381	1.661.981	83.256	1.064.489	33.668.953	1.552.027
Adm.pública defensa seguridad social	19.050.419	244	-	-	420.191	166.012
Enseñanza	40.169.071	1.878.854	-	105.478	209.992	163.216
Actividades relacionadas con salud y servicios	25.421.395	222.280	24.578	1.028.498	189.570	1.528.227
Otras actividades de servicios	91.921.731	1.990.599	322.779	8.851.859	115.552.199	7.820.676
TOTALES	2.636.032.392	43.251.889	32.296.699	177.266.453	435.457.560	117.200.543

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

b) CARTERA (Cont.)

b.5) PREVISION PARA CARTERA INCOBRABLE (Cont.)

Clasificación de la cartera por tipo de garantía

Al 31 de diciembre de 2001 (Expresado en bolivianos):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
Garantías Bancarias	24.125.813	-	-	-	8.469.712	82
Depósitos en la Entidad Financiera	24.645.724	91.604	177.060	19.491	30.828.427	75.917
Garan. Hip. Inmuebles Urbanos	1.503.507.335	51.430.694	18.095.676	148.864.005	37.196.070	65.131.013
Garan. Hip. Inmuebles Rurales	154.439.292	2.684.622	1.116.232	16.704.993	9.967.447	12.333.086
HIP VEH	51.346.973	1.947.377	711.154	6.258.974	196.212	6.245.915
Garan. Hip. Aeronaves	1.929.500	-	-	-	-	-
Prendaria con Desplazamiento	13.999.097	-	-	-	-	-
Prendaria sin Desplazamiento	196.840.117	10.129.647	6.730.662	37.960.356	39.221.542	13.434.844
Garantías Títulos Valor	35.351.576	-	-	-	320.070	-
Bonos de Prenda	23.252.307	-	-	-	-	-
Concesiones mineras	44.003.077	-	-	-	-	-
Otras Garantías	20.224.825	1.683	44.542	25.177	16.242.897	10.235
Garantía Personal	153.863.577	2.444.943	1.453.493	18.102.745	95.781.307	29.824.878
Sin Garantías	113.562.779	900.245	1.097.466	13.769.058	79.144.871	22.714.973
TOTALES	2.361.091.992	69.630.815	29.426.285	241.704.799	317.368.555	149.770.943

Al 31 de diciembre de 2000 (Reexpresado):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
Garantías Bancarias	23.805.506	-	-	-	6.711.490	425
Depósitos en la Entidad Financiera	77.162.107	23.827	-	-	29.862.269	1.945
Garan. Hip. Inmuebles Urbanos	1.561.220.625	32.021.282	22.958.414	96.838.549	49.211.193	59.246.743
Garan. Hip. Inmuebles Rurales	180.918.698	2.382.301	1.969.423	9.945.080	10.546.051	4.818.509
HIP VEH	37.735.453	1.567.821	656.736	4.306.552	211.110	4.439.538
Garan. Hip. Aeronaves	2.684.958	-	-	-	-	87.211
Prendaria con Desplazamiento	1.069.314	-	-	-	-	-
Prendaria sin Desplazamiento	274.591.013	288.861	63.247	35.767.338	49.929.800	8.249.151
Garantías Títulos Valor	11.524.224	-	-	-	461.507	-
Bonos de Prenda	18.338.602	207.705	-	-	518.250	-
Otras Garantías	657.126	-	-	25.177	-	-
Garantía Personal	282.876.503	2.695.556	2.193.407	16.655.712	202.255.443	20.153.736
Sin Garantías	163.448.263	4.064.536	4.455.472	13.728.045	85.750.447	20.203.285
TOTALES	2.636.032.392	43.251.889	32.296.699	177.266.453	435.457.560	117.200.543

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

b) **CARTERA** (Cont.)

b.5) **PREVISION PARA CARTERA INCOBRABLE** (Cont.)

Clasificación de la cartera según la calificación de créditos, en montos y porcentajes

Al 31 de diciembre de 2001 (Expresado en bolivianos):

Calificación	Vigente		Con atraso hasta 30 días		Vencida		En ejecución		Contingente		Previsión	
	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%
1. Normal	1.987.456.907	84%	8.763.898	13%	67.680	0%	-	0%	292.529.495	92%	1.019.251	1%
2. C/Prob. potenciales	298.751.234	13%	12.853.637	18%	8.169.011	28%	-	0%	20.801.082	7%	291.833	0%
3. Deficiente	63.142.521	3%	30.962.958	44%	17.932.334	61%	18.650.171	8%	3.135.995	1%	598.600	0%
4. Dudoso	5.474.436	0%	15.825.890	23%	2.467.987	8%	107.990.752	45%	137.209	0%	46.259.356	31%
5. Perdido	6.266.894	0%	1.224.432	2%	789.273	3%	115.063.876	47%	764.774	0%	101.601.903	68%
Total	2.361.091.992	100%	69.630.815	100%	29.426.285	100%	241.704.799	100%	317.368.555	100%	149.770.943	100%

Al 31 de diciembre de 2000 (Reexpresado):

Calificación	Vigente		Con atraso hasta 30 días		Vencida		En ejecución		Contingente		Previsión	
	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%
1. Normal	2.246.584.153	85%	22.617.555	53%	5.319.843	16%	204.300	0%	385.142.511	88%	6.224.337	5%
2. C/Prob. potenciales	269.556.963	10%	9.704.981	22%	3.222.779	10%	201.257	0%	48.296.830	12%	4.385.635	4%
3. Deficiente	94.891.369	4%	7.878.646	18%	21.863.304	68%	7.623.261	4%	1.516.955	0%	9.876.998	8%
4. Dudoso	19.754.540	1%	2.230.622	5%	698.669	2%	79.904.527	45%	229.301	0%	7.999.570	7%
5. Perdido	5.245.367	0%	820.085	2%	1.192.104	4%	89.333.108	51%	271.963	0%	88.714.003	76%
Total	2.636.032.392	100%	43.251.889	100%	32.296.699	100%	177.266.453	100%	435.457.560	100%	117.200.543	100%

Concentración crediticia por número de clientes, en montos y porcentajes

Al 31 de diciembre de 2001 (Expresado en bolivianos):

	Vigente		Con atraso hasta 30 días		Vencida		En ejecución		Contingente		Previsión	
	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%
1 a 10 Mayores	362.548.855	15%	27.240.000	39%	6.431.667	22%	-	0%	34.655.766	11%	-	0%
11 a 50 Mayores	515.986.528	22%	16.106.041	23%	1.778.393	6%	70.784.997	29%	79.995.481	25%	35.938.489	24%
51 a 100 Mayores	263.841.088	11%	3.243.223	5%	8.406.324	29%	57.057.650	24%	49.429.005	16%	31.648.690	21%
Otros	1.218.715.521	52%	23.041.551	33%	12.809.901	43%	113.862.152	47%	153.288.303	48%	82.183.764	55%
Total	2.361.091.992	100%	69.630.815	100%	29.426.285	100%	241.704.799	100%	317.368.555	100%	149.770.943	100%

Al 31 de diciembre de 2000 (Reexpresado):

	Vigente		Con atraso hasta 30 días		Vencida		En ejecución		Contingente		Previsión	
	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%
1 a 10 Mayores	377.028.653	14%	-	0%	-	0%	-		84.238.140	19%	1.694.189	1%
11 a 50 Mayores	600.887.436	23%	-	0%	6.810.000	21%	56.257.118	32%	132.014.885	30%	17.623.172	16%
51 a 100 Mayores	337.417.724	13%	18.048.564	42%	8.185.716	25%	39.160.025	22%	46.971.878	11%	23.117.195	19%
Otros	1.320.698.579	50%	25.203.325	58%	17.300.983	54%	81.849.310	46%	172.232.657	40%	74.765.987	64%
Total	2.636.032.392	100%	43.251.889	100%	32.296.699	100%	177.266.453	100%	435.457.560	100%	117.200.543	100%

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

b) CARTERA (Cont.)

b.5) PREVISION PARA CARTERA INCOBRABLE (Cont.)

Evolución de la cartera de las tres últimas gestiones al 31 de diciembre de 2001

SITUACION DE LA CARTERA	SALDOS AL 31.12.01	SALDOS AL 31.12.00 (Reexpresado)	SALDOS AL 31.12.99 (Reexpresado)
VIGENTE	2.361.091.992	2.636.032.392	2.832.900.812
ATRASO HASTA 30 DIAS	69.630.815	43.251.889	-
VENCIDA	29.426.285	32.296.699	15.421.436
EJECUCION	241.704.799	177.266.453	139.118.724
CARTERA DIRECTA	2.701.853.891	2.888.847.433	2.987.440.972
CARTERA CONTINGENTE	317.368.555	435.457.560	490.262.167
TOTAL CARTERA	**3.019.222.446**	**3.324.304.993**	**3.477.703.139**
PREVISION ESPECIFICA	149.092.902	114.855.075	70.757.833
PREVISION GENERICA	-	-	-
PREVISION PARA ACTIVOS CONTINGENTES	678.582	2.435.313	1.315.572
TOTAL PREVISIONES	**149.771.484**	**117.290.388**	**72.073.405**
CARGOS POR PREVISION ESPECIFICA PARA INCOBRABILIDAD	51.619.878	51.982.207	38.319.653
PRODUCTOS POR CARTERA (INGRESOS FINANCIEROS)	366.865.876	399.336.052	400.279.876
PRODUCTOS EN SUSPENSO	94.918.491	62.633.978	38.408.682
LINEAS DE CREDITO OTORGADAS Y NO UTILIZADAS	412.906.946	545.336.669	613.981.633
TOTAL DE LINEAS DE CREDITO OTORGADAS	**412.906.946**	**545.336.669**	**613.981.633**
CASTIGOS	21.655.416	20.001.195	17.247.873
NUMERO DE PRESTATARIOS	21.019	21.858	35.862

c) INVERSIONES

c.1) INVERSIONES TEMPORARIAS

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Inversiones en el Banco Central de Bolivia	-	287.743
Depósitos a plazo fijo en entidades financieras del país	3.096.535	8.857.338
Depósitos a plazo fijo en entidades financieras del exterior	1.021.500	21.451.500
Letras y bonos del Tesoro General de la Nación	364.530.940	283.648.421
Participación en fondos comunes de valores	35.273.471	29.606.686
Cuotas de participación Fondo RAL afectados a encaje	303.331.184	313.000.852
Títulos valores en entidades públicas no financieras del país adquiridas con pacto de reventa	5.591.664	279.143
Títulos valores en entidades financieras adquiridas con pacto de reventa	54.164.269	85.419.342
Productos financieros devengados por cobrar	10.145.261	12.536.499
	777.154.824	755.087.524

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

c.2) INVERSIONES PERMANENTES

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Bonos de deuda externa (netos de previsión por desvalorización de inversiones al 31 de diciembre de 2001 y 2000 por Bs3.881.232 y Bs3.881.232 respectivamente)	3.855.789	2.572.931
Depósitos a plazo fijo en entidades financieras del país	43.341.349	47.289.128
Participación en entidades financieras afines :		
Mercantil de Inversiones Bursátiles S.A.	14.839.489	10.139.268
Inversiones en Administradora de Tarjetas de Crédito - ATC	2.981.605	3.105.347
Warrant Mercantil S.A.	5.346.766	4.565.526
Universal Brokers S.A.	702.808	580.607
SAFI Mercantil S.A.	4.653.475	2.772.033
Bolsa Boliviana de Valores	408.608	408.608
Corporación Andina de Fomento	629.925	629.925
Otras inversiones	1.195.306	1.186.646
Inversiones en otras entidades no financieras:		
Bonos Soboce	-	1.362.000
Bonos Transredes	20.566.200	-
Acciones telefónicas	1.065.102	2.440.652
Otras inversiones	1.735.463	340.623
Compra de títulos valores en mercado secundario	-	13.142
Títulos valores del B.C.B. vendidos con pacto de recompra	-	-
Productos devengados por cobrar	4.032.184	1.901.667
	105.354.069	79.308.103

Al 31 de diciembre de 2001 y 2000 el Banco tiene inversiones en Mercantil de Inversiones Bursátiles S.A. por un valor de Bs14.839.489 y Bs10.139.268, en Universal Brokers S.A. por un valor de Bs702.808 y Bs580.607, en Sociedad Administradora de Fondos de Inversión Mercantil S.A. por un valor de Bs4.653.475 y Bs2.772.033 y en Warrant Mercantil S.A. por un valor de Bs5.346.766 y Bs4.565.526, respectivamente. Las inversiones al 31 de diciembre de 2001 y 2000 están valuadas al valor patrimonial proporcional surgido de los estados financieros al 30 de noviembre de 2001 y 2000 no auditados.

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

c.2) INVERSIONES PERMANENTES (Cont.)

	SAFI Mercantil S.A.		Mercantil de Inversiones S.A.		Universal Brokers S.A.		Warrant Mercantil S.A.	
	2001	2000	2001	2000	2001	2000	2001	2000
Porcentaje de participación en el Capital	98%	98%	99,99%	99,99%	33%	33%	60,40%	60,40%
Cantidad de acciones poseídas	24.500	24.500	19.998	19.998	1.980	1.980	28.992	28.992
Clase de acciones poseídas	Ordinarias	Ordinarias	Ordinarias	Ordinarias	Comunes	Comunes	Comunes	Comunes
Porcentaje de votos que poseen	98,00%	98,00%	99,99%	99,99%	33,00%	33,00%	60,40%	60,40%
Utilidad (pérdida) de la gestión	2.113.719	113.854	4.582.528	2.310.448	448.863	306.432	794.660	915.502
Resumen de cuentas del balance general:								
Total de activos	6.207.138	3.232.992	129.128.284	119.862.690	3.811.376	3.173.582	10.252.143	9.455.630
Total Pasivos	1.047.953	395.138	114.287.311	109.604.246	1.377.345	1.102.202	1.180.532	1.178.678
Patrimonio Neto	5.159.185	2.837.854	14.840.973	10.258.444	2.434.031	2.071.380	9.071.611	8.276.952
Resumen de cuentas del estados de resultados								
Resultado bruto de la gestión				2.347.050		306.432		946.296
Resultado neto de la gestión	2.113.719	113.854	4.582.528	2.310.448	448.863	306.432	794.660	915.502

d) OTRAS CUENTAS POR COBRAR

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Pagos anticipados	8.849.374	21.284.547
Pago anticipado del impuesto a las transacciones	7.900.000	10.643.300
Gastos por recuperar	5.866.756	4.358.692
Contratos anticréticos	5.437.593	5.327.101
Crédito fiscal - IVA	122.040	138.735
Comisiones por cobrar	23.415	72.332
Certificados tributarios	69.667	4.785.255
Indemnizaciones reclamadas por siniestros	1.678.602	836.274
Otras partidas pendientes de cobro	9.249.342	10.774.159
Previsión para otras cuentas por cobrar	(11.570.881)	(6.429.914)
	27.625.908	51.790.481

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

e) BIENES REALIZABLES

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Bienes muebles adjudicados		
Dentro del plazo de tenencia	1.331.286	260.448
Excedidos del plazo de tenencia	916.405	725.863
	2.247.691	986.311
Bienes inmuebles adjudicados		
Dentro del plazo de tenencia	25.979.668	9.922.506
Excedidos del plazo de tenencia	17.921.783	12.973.237
	43.901.451	22.895.743
Otros bienes realizables	-	5.906.778
Bienes fuera de uso	81.944	87.467
Subtotal	46.231.086	29.876.299
Previsiones		
Bienes recibidos en recuperación de créditos	(13.246.365)	(6.516.910)
Bienes fuera de uso	(81.944)	(87.467)
Otros bienes realizables	-	(4.036.299)
Subtotal	(13.328.309)	(10.640.676)
	32.902.777	19.235.623

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

f) BIENES DE USO

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	Valores actualizados		Depreciaciones acumuladas		Valores residuales	
	2001	2000 (Reexpresado)	2001	2000 (Reexpresado)	2001	2000 (Reexpresado)
	Bs	Bs	Bs	Bs	Bs	Bs
Terrenos	41.664.505	41.664.504	-	-	41.664.505	41.664.504
Edificios	91.064.132	75.405.017	15.589.713	13.357.166	75.474.419	62.047.851
Mobiliario y enseres	12.846.994	11.721.314	6.767.898	5.767.254	6.079.096	5.954.060
Equipo e instalaciones	20.380.368	18.487.347	10.054.718	8.169.546	10.325.650	10.317.801
Equipos de computación	89.068.432	72.638.759	55.697.717	40.509.542	33.370.715	32.129.217
Vehículos	5.973.977	6.302.470	4.068.466	3.150.825	1.905.511	3.151.645
Obras de arte	733.593	734.601	-	-	733.593	734.601
Obras en construcción	11.999.448	21.580.218	-	-	11.999.448	21.580.218
	273.731.449	248.534.230	92.178.512	70.954.333	181.552.937	177.579.897

Al 31 de diciembre de 2001 y 2000, los resultados registran la depreciación de activos fijos por Bs22.052.549 y Bs16.210.150, respectivamente.

Conforme a disposiciones legales en vigencia y principios de contabilidad generalmente aceptados en Bolivia, está permitida la revalorización técnica de activos fijos. En este sentido, el Banco encargó a Price Waterhouse, Consultores de Empresas Ltda. la realización de un estudio de revalorización técnica de terrenos y edificios. La mencionada firma entregó su informe el 20 de abril de 1995, el mismo que establece un incremento de valor en los terrenos de Bs3.672.316 y en los edificios de Bs7.242.567, haciendo un total de Bs10.914.883, equivalente a US$ 2.036.359 al tipo de cambio de esa fecha.

La Junta General Extraordinaria de Accionistas realizada el 21 de julio de 1995, aprobó el informe de revalorización técnica de activos fijos y autorizó su incorporación a los registros contables del Banco. Sin embargo, la Superintendencia de Bancos y Entidades Financieras, en fecha 14 de septiembre de 1995, desautorizó la contabilización de dicho revalúo, instruyendo la reversión del respectivo asiento contable.

Si el Banco hubiera contabilizado el revalúo antes mencionado, su patrimonio neto al 31 de diciembre de 2001, sería de aproximadamente US$ 59.600.000.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

g) OTROS ACTIVOS

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Bienes diversos :		
Papelería, utiles y materiales de servicio	2.217.985	2.929.814
Otros varios	22.591	24.172
Cargos diferidos	14.030.776	10.976.712
Partidas pendientes de imputación :		
Remesas en tránsito	7.494.934	7.201.974
Fondos asignados a cajeros automáticos	49.550.384	25.873.960
Partidas pendientes por tarjetas de crédito	2.758.338	3.911.701
Fallas de caja	166.123	19.057
Operaciones pendientes por liquidar	200	5.477.147
Otras partidas pendientes	2.099.715	4.791.827
	78.341.046	61.206.364

Las amortizaciones de cargos diferidos cargados a resultados del ejercicio fueron por Bs4.967.753 y Bs439.473, al 31 de diciembre de 2001 y 2000, respectivamente.

h) OBLIGACIONES CON EL PUBLICO

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Depósitos en cuentas corrientes	691.658.765	639.012.999
Depósitos en cuentas corrientes sin movimiento	3.953.928	5.862.822
Depósitos a la vista	294.622	510.117
Acreedores por documentos de cobro inmediato	98.062	267.471
Cheques certificados	3.021.273	1.863.613
Giros y transferencias por pagar	3.597.991	3.040.156
Cobranzas por reembolsar	-	246.762
Valores y depósitos vencidos	30.399.621	31.094.471
Depósitos judiciales	162.139	325.426
Fondos de terceros para operaciones en el Bolsín	136.600	-
Depósitos en caja de ahorros	883.296.703	746.191.275
Depósitos en caja de ahorros sin movimiento	6.213.930	16.157.453
Depósitos a plazo fijo	1.381.517.308	1.674.730.538
Retenciones judiciales	4.359.770	5.749.988
Cuentas corrientes clausuradas	3.438.822	2.708.920
Depósitos a plazo fijo afectados en garantía	42.728.082	28.345.701
Depósitos en garantía prepago cartas de crédito	392.154	1.175.931
Otros depósitos en garantía	6.074.406	4.829.481
Cargos devengados por pagar	44.387.546	55.294.811
	3.105.731.722	3.217.407.935

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

i) OBLIGACIONES CON INSTITUCIONES FISCALES

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Cheques certificados	55.102	58.816
Giros y transferencias por pagar	3.399	3.628
Depósitos por tributos fiscales	18.969.194	22.208.247
Depósitos judiciales	503.301	537.221
Cheques funcionario público	1.669	-
	19.532.665	22.807.912

j) OBLIGACIONES CON BANCOS Y ENTIDADES DE FINANCIAMIENTO

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Obligaciones con Bancos y entidades de financiamiento a la vista		
Depósitos en cuentas corrientes de traspaso de entidades financieras no bancarias	7.215.332	7.842.938
Cuotas de participación de fondos RAL de traspaso de entidades no financieras	18.690.570	17.613.785
Obligaciones con el Banco Central de Bolivia a corto plazo	-	17.173.808
Cartas de crédito diferidas con el Banco Central de Bolivia	21.007.868	50.978.443
	46.913.770	93.608.974
Obligaciones con otras entidades financieras		
Obligaciones a la vista		
Financiamientos externos a corto plazo	-	12.497.283
Financiamientos externos a mediano plazo	1.135.000	113.649
Financiamientos externos a largo plazo	148.220.017	180.394.211
Corresponsales por cartas de crédito diferidas a corto plazo	6.418.716	27.827.207
Obligaciones con entidades financieras de segundo piso	153.948.291	101.251.607
Obligaciones con otras entidades financieras	37.490.443	68.655.361
Cargos financieros devengados por pagar	6.892.374	9.889.511
	354.104.841	400.628.829
	401.018.611	494.237.803

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

k) OTRAS CUENTAS POR PAGAR

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Intermediación financiera	901.926	389.170
Diversas:		
Cheques de Gerencia	13.106.862	11.047.169
Retenciones por orden de autoridades públicas	1.150	3.089
Acreedores fiscales por retenciones a terceros	914.660	1.488.704
Acreedores fiscales por impuestos a cargo de la entidad	1.888.604	2.305.165
Comisiones por pagar	70.692	41.744
Dividendos por pagar	606.812	388.675
Acreedores varios:		
Partidas por cajeros ATM	-	3.767.062
Ingresos diferidos	220.283	-
Fondo de Pensiones de la Banca	-	377.935
Otras diversas	27.359.940	8.977.875
Provisiones :		
Previsión para indemnizaciones	14.321.755	16.484.585
Provisión IUE	7.900.000	6.815.337
Provisión para IPBIVA	556.702	316.009
Provisiones administrativas	2.182.537	732.788
Partidas pendientes de imputación:		
Remesas en tránsito	13.059.909	9.202.106
Fallas de caja	269.349	240.209
Operaciones por liquidar	51.947	35.953
Operaciones fuera de hora	10.462	10.462
Otras partidas pendientes de imputación	8.280	1.443.716
	83.431.870	64.067.753

l) PREVISIONES

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Previsión especifica para activos contingentes	678.041	2.345.468
Previsión generica para activos contingentes	541	89.845
	678.582	2.435.313

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

m) OBLIGACIONES SUBORDINADAS

La composición al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001	2000 (Reexpresado)
	Bs	Bs
Obligaciones subordinadas con:		
Entidades financieras del país	24.516.000	28.602.000
Entidades financieras del exterior	10.215.000	10.215.000
Cargos devengados por pagar	1.370.296	1.438.928
	36.101.296	40.255.928

n) INGRESOS Y GASTOS FINANCIEROS

La composición de los ingresos y gastos financieros al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001	2000 (Reexpresado)
INGRESOS FINANCIEROS	Bs	Bs
Productos por:		
Disponibilidades	955.773	1.624.357
Inversiones temporarias	50.159.914	43.365.956
Cartera vigente	330.923.136	371.206.552
Cartera con atraso 30 días	15.959.064	11.306.956
Cartera vencida	9.210.882	4.195.517
Cartera en ejecución	10.772.794	12.627.027
Otras cuentas por cobrar	256.901	498.143
Inversiones permanentes	6.013.772	25.260.988
Comisión cartera contingente	8.655.697	9.109.745
	432.907.933	479.195.241

	2001	2000 (Reexpresado)
GASTOS FINANCIEROS	Bs	Bs
Cargos por:		
Obligaciones con el público	151.859.407	216.497.680
Obligaciones con instituciones fiscales	-	1.034
Obligaciones con bancos y entidades de financiamiento	36.409.834	53.145.895
Otras cuentas por pagar	116.696	580.674
	188.385.937	270.225.283

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

o) RECUPERACIONES DE ACTIVOS FINANCIEROS

La composición de las recuperaciones de activos financieros al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Por recuperación de activos financieros castigados	5.119	182.798
Por disminución previsión de cartera y otras cuentas por cobrar	4.890.157	7.913.425
Por disminución previsión de inversiones permanentes	-	152.362
	4.895.276	8.248.585

p) CARGOS POR INCOBRABILIDAD Y DESVALORIZACION DE ACTIVOS FINANCIEROS

La composición de los cargos por incobrabilidad y desvalorización de activos financieros 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Cargo por previsión para cartera incobrable	58.417.268	55.805.091
Cargo por pérdidas en inversiones temporarias	425.898	-
Cargo por pérdidas en inversiones permanentes financieras	19.156	-
Castigo de productos financieros cartera	10.948.220	10.633.653
	69.810.542	66.438.744

q) OTROS INGRESOS Y GASTOS OPERATIVOS

La composición de otros ingresos y gastos operativos 31 de diciembre de 2001 y 2000 es la siguiente:

OTROS INGRESOS OPERATIVOS	2001 Bs	2000 (Reexpresado) Bs
Comisiones y servicios	32.275.962	30.355.065
Operaciones de cambio y arbitraje	11.137.640	10.307.752
Ingreso de bienes realizables	1.452.188	2.901.739
Inversiones permanentes no financieras	8.770.940	3.864.710
Ingresos operativos diversos	13.898.740	29.254.456
	67.535.470	76.683.722

q) OTROS INGRESOS Y GASTOS OPERATIVOS (Cont.)

OTROS GASTOS OPERATIVOS	2001 Bs	2000 (Reexpresado) Bs
Comisiones y servicios	13.856.939	12.077.570
Gastos de bienes realizables	5.469.547	8.788.855
Pérdida por inversiones permanentes no financieras	112.491	858.333
Gastos operativos diversos	5.813.486	5.302.240
	25.252.463	27.026.998

r) INGRESOS Y GASTOS DE GESTIONES ANTERIORES

La composición del grupo 31 de diciembre de 2001 y 2000, es la siguiente:

INGRESOS DE GESTIONES ANTERIORES	2001 Bs	2000 (Reexpresado) Bs
Ingresos de gestiones anteriores	-	22.123
	-	22.123

GASTOS DE GESTIONES ANTERIORES	2001 Bs	2000 (Reexpresado) Bs
Gastos de gestiones anteriores	144.380	-
	144.380	-

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

s) GASTOS DE ADMINISTRACION

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Gastos de personal	62.360.843	77.142.335
Servicios contratados	12.867.480	13.203.922
Seguros	2.783.567	2.242.826
Comunicaciones y traslados	10.914.520	9.669.262
Impuestos	18.001.066	17.139.974
Mantenimiento y reparaciones	5.240.462	4.473.016
Depreciación y desvalorización bienes de uso	22.053.782	16.210.150
Amortización de cargos diferidos	4.967.753	439.473
Otros gastos de administración	30.007.061	29.699.035
	169.196.534	170.219.993

t) CUENTAS CONTINGENTES

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Cartas de crédito emitidas a la vista	14.828.416	24.224.213
Cartas de crédito emitidas diferidas	9.027.840	16.132.224
Cartas de crédito con prepago	32.969	270.626
Cartas de crédito confirmadas	306.688	1.023.303
Cartas de crédito Stand By	15.975.610	8.169.787
Avales	22.586.178	38.543.533
Boletas de garantía contragarantizadas	20.144.874	129.223.997
Boletas de garantía no contragarantizadas	138.422.629	120.994.559
Líneas de crédito comprometidas	96.043.351	96.875.318
	317.368.555	435.457.560

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

u) CUENTAS DE ORDEN

Al 31 de diciembre de 2001 y 2000, existían las siguientes cuentas de orden:

	2001	2000 (Reexpresado)
	Bs	Bs
Valores y bienes recibidos en custodia	27.119.433	30.413.121
Valores y bienes recibidos en administración	651.450.290	439.848.280
Valores en cobranza	24.942.813	86.224.400
Garantías recibidas:		
Garantías hipotecarias	5.672.133.008	7.034.508.581
Garantías en titulos valores	144.680.506	52.457.754
Garantías prendarias	1.310.294.793	1.656.009.465
Garantías bonos de prenda	50.036.192	21.995.638
Depósitos en la entidad financiera	89.410.728	145.002.866
Garantías de otras entidades financieras	53.624.750	71.210.458
Bienes embargados	49	52
Otras garantías	70.121.084	8.143.645
Cuentas de registro:		-
Líneas de crédito otorgadas y no utilizadas	412.906.947	545.336.669
Líneas de crédito obtenidas y no utilizadas	1.171.218.133	1.110.042.250
Cheques del exterior	563.459	1.100.442
Documentos y valores de la entidad	278.364.666	280.498.994
Cuentas incobrables castigadas	21.655.416	21.338.376
Productos en suspenso	94.918.491	62.633.978
Cartas de crédito notificadas	44.968.354	11.821.182
Otras cuentas de registro	272.439	272.442
	10.118.681.551	11.578.858.593

NOTA 9 - PATRIMONIO

a) CAPITAL PAGADO

El capital autorizado es de Bs228.000.000 dividido en 2.280.000 acciones de Bs100 cada una con derecho a un voto por acción, aprobado por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB N° 111/95 de 29 de Junio de 1995.

La Junta General Extraordinaria de Accionistas celebrada el 12 de abril de 2000 autorizó el incremento del capital pagado de la sociedad a Bs186.922.600 y la Junta General Extraordinaria de Accionistas celebrada el 21 de marzo de 2001 autorizó el incremento del capital pagado de la sociedad a Bs190.864.600. El nuevo capital pagado fue aprobado por la Superintendencia de Bancos y Entidades Financieras mediante resolución N° SB/106/2001 de fecha 27 de agosto de 2001. El registro del incremento en el capital pagado correspondiente a la decisión tomada por los accionistas en fecha 12 de abril de 2000 se realizó en la gestión 2001, una vez obtenida la resolución aprobatoria de la Superintendencia de Bancos y Entidades Financieras.

NOTA 9 – PATRIMONIO (Cont.)

a) **CAPITAL PAGADO** (Cont.)

El valor patrimonial proporcional por cada acción, al 31 de diciembre de 2001 y 2000, es de Bs205.40 y Bs215.61, respectivamente.

b) **AJUSTE GLOBAL DEL PATRIMONIO**

El movimiento de este rubro se expone en el estado de cambios en el patrimonio neto.

En la cuenta Ajuste global del patrimonio se contabilizan los ajustes por la actualización de las cuentas del patrimonio del Banco.

Los importes de las cuentas que componen el rubro ajustes al patrimonio pueden ser capitalizados o utilizados para absorber pérdidas acumuladas.

c) **RESERVAS**

Legal

De acuerdo con lo dispuesto por la legislación vigente y los estatutos del Banco, debe destinarse una suma no inferior al 10% de las utilidades líquidas y realizadas del ejercicio al fondo de reserva legal, hasta alcanzar el 50% del capital pagado.

La Junta General Ordinaria de Accionistas, celebrada el 21 de marzo de 2001, decidió constituir la reserva legal por Bs2.555.000 con cargo a las utilidades de la gestión 2000.

La Junta General Ordinaria de Accionistas, celebrada el 12 de abril de 2000, decidió destinar, de las utilidades de la gestión 1999, la suma de Bs4.345.700 para la reserva legal. Hasta el 31 de diciembre de 2000 no se había dado efecto contable a esta decisión. El registro contable de la constitución de la reserva legal de las gestiones 2000 y 1999 fue realizado en la gestión 2001.

Voluntaria

Esta cuenta representa las utilidades acumuladas destinadas a reservas adicionales a las establecidas por disposiciones legales y/o estatutarias.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 10 - PONDERACION DE ACTIVOS Y CONTINGENTES

La ponderación de activos a nivel consolidado es la siguiente:

Al 31 de diciembre de 2001:

Código	Nombre	Saldo Activo Bs	Coeficiente de riesgo	Activo Computable Bs
Categoría I	Activos con cero riesgo	1.385.518.014	0,00	-
Categoría II	Activos con riesgo de 10%	-	0,10	-
Categoría III	Activos con riesgo de 20%	449.050.873	0,20	89.810.175
Categoría IV	Activos con riesgo de 50%	473.847.082	0,50	236.923.541
Categoría V	Activos con riesgo de 75%	-	0,75	-
Categoría VI	Activos con riesgo de 100%	2.698.931.278	1,00	2.698.931.278
Totales		5.007.347.247		3.025.664.994
10% sobre Activo computable				302.566.499
Patrimonio Neto				383.081.760
Excedente/ (Déficit) Patrimonial				80.515.261
Coeficiente de Suficiencia Patrimonial				12,66%

Al 31 de diciembre de 2000 (Reexpresado):

Código	Nombre	Saldo Activo Bs	Coeficiente de riesgo	Activo Computable Bs
Categoría I	Activos con cero riesgo	833.737.084	0,00	-
Categoría II	Activos con riesgo de 10%	-	0,10	-
Categoría III	Activos con riesgo de 20%	903.584.167	0,20	180.716.833
Categoría IV	Activos con riesgo de 50%	560.154.956	0,50	280.077.478
Categoría V	Activos con riesgo de 75%	73.358.606	0,75	55.018.955
Categoría VI	Activos con riesgo de 100%	2.740.734.303	1,00	2.740.734.303
Totales		5.111.569.116		3.256.547.569
10% sobre Activo computable				325.654.757
Patrimonio Neto				398.160.065
Excedente/ (Déficit) Patrimonial				72.505.308
Coeficiente de Suficiencia Patrimonial				12,23%

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 11 - CONTINGENCIAS

El Banco declara no tener contingencias probables de ninguna naturaleza, más allá de las registradas contablemente.

NOTA 12 - HECHOS POSTERIORES

Con posterioridad al 31 de diciembre de 2001 no se han producido hechos o circunstancias que afecten en forma significativa los presentes estados financieros.

NOTA 13 - AMBITO DE CONSOLIDACION

El Banco posee interés mayoritario en "Mercantil de Inversiones Bursátiles S.A. - MIBSA", "Sociedad Administradora de Fondos de Inversión Mercantil S.A. - SAFIMSA" y en "Warrant Mercantil S.A. - WAMSA", y ejerce control sobre "Universal Brokers S.A.". Debido a que al 31 de diciembre de 2001 y 2000 dichas inversiones no son significativas respecto a la posición financiera y patrimonial del Banco ni a los resultados de dichos ejercicios, los estados financieros de estas empresas no han sido consolidados con los estados financieros del Banco como lo requiere la Norma de Contabilidad N° 8 del Colegio de Auditores de Bolivia.

Eduardo Quintanilla
Presidente

Archibald F.J. Sears
Síndico

Heriberto Isnado
Auditor Financiero